THIRD AMENDED AND RESTATED
REVOLVING CREDIT AGREEMENT

This THIRD AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT, dated as of April 30, 2004 (this "Agreement"), is among ESSEX PORTFOLIO, L.P., a California limited partnership ("Borrower"), the several financial institutions from time to time party to this Agreement (collectively, the "Lenders" and individually, a "Lender"), and BANK OF AMERICA, N.A., as administrative agent for the Lenders (in such capacity, "Administrative Agent") and as Swing Line Lender and L/C Issuer, UNION BANK OF CALIFORNIA, N.A., as co-syndication agent, BANK ONE, NA, as co-syndication agent, KEYBANK NATIONAL ASSOCIATION, as managing agent, and PNC BANK, NATIONAL ASSOCIATION, as managing agent.

Factual Background

A.   Certain of the Lenders have previously made available to Borrower an unsecured revolving line of credit in the maximum principal amount of $165,000,000, as increased to $185,000,000 (the "Credit Line") on the terms and subject to the conditions set forth in that certain Second Amended and Restated Revolving Loan Agreement dated as of May 15, 2002, as amended by the First Modification Agreement to Second Amended and Restated Revolving Credit agreement, dated as of December 16, 2002, and the Second Amendment to Second Amended and Restated Revolving Credit Agreement, dated as of September 24, 2003, among Borrower, the financial institutions party thereto and Bank of America, N.A., as administrative agent for the lenders (the "Existing Agreement").

B.   Essex Property Trust, Inc., a Maryland corporation and Borrower's general partner, has guaranteed Borrower's obligations under the Existing Agreement.

C.   Borrower has requested that the Lenders and Administrative Agent modify the Existing Agreement to, among other things, extend the term. The Lenders and Administrative Agent are willing to modify the Credit Line on the terms and subject to the conditions set forth in this Agreement, which amends and restates the Existing Agreement in full, with the pro rata shares of the Lenders adjusted as set forth in Schedule 1.1 hereof.

Agreement

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties agree as follows:

1.   DEFINITIONS.

1.1   Defined Terms. In addition to the terms defined elsewhere in this Agreement, the following terms have the following meanings:

"Acquisition down-REIT" shall have the meaning set forth in Section 6.5.2(1).

"Act" shall have the meaning set forth in Section 11.19.

"Administrative Agent" means BankAmerica, in its capacity as administrative agent for the Lenders hereunder and under the other Loan Documents, and any successor administrative agent designated under Section 10.10.

"Administrative Agent's Office" means Administrative Agent's address and, as appropriate, account as set forth on Schedule 1.2, or such other address or account as Administrative Agent may from time to time notify Borrower and the Lenders in writing.

"Administrative Questionnaire" means an Administrative Questionnaire in a form supplied by Administrative Agent.

"Affiliate" means, with respect to a specified Person, any other Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the specified Person. "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

"Agent-Related Persons" means BankAmerica and any successor administrative agent hereunder, together with their respective Affiliates (including, in the case of BankAmerica in its capacity as Administrative Agent) and the officers, directors, employees, and agents of such Persons.

"Agent's Payment Office" means the address for payments set forth herein for Administrative Agent, as specified in Schedule 1.2, or such other address as Administrative Agent may from time to time specify by the delivery of a written notice.

"Agreement" means this Third Amended and Restated Revolving Credit Agreement, as supplemented, modified, amended or amended and restated from time to time.

"Applicable LIBOR Margin" means the Applicable Margin for LIBOR Loans.

"Applicable Margin" means the Applicable LIBOR Margin or the Applicable Reference Rate Margin determined from the following pricing grid based on the current published or private pro forma ratings of Guarantor's senior unsecured long term debt by the Rating Agencies:

GUARANTOR'S SENIOR UNSECURED LONG TERM DEBT RATING	APPLICABLE LIBOR MARGIN (BPS)	FACILITY FEE (BPS PER ANNUM)	APPLICABLE REFERENCE RATE MARGIN (BPS)
BBB+/Baa1 or better	70	15	0
BBB/Baa2	85	15	0
BBB-/Baa3	100	20	0
Less than BBB-/Baa3	120	30	25

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Borrower shall provide to Administrative Agent annually, on or before June 30, written evidence of the current rating on Guarantor's senior unsecured long term debt by the Rating Agencies, which evidence shall be reasonably acceptable to Administrative Agent. In the event of a difference in rating between the Rating Agencies, the Applicable Margin shall be based on the lower rating. Changes in the Applicable Margin shall become effective on the first day following the date on which one or both of the Rating Agencies changes the rating on Guarantor's senior unsecured long term debt.

"Applicable Reference Rate Margin" means the Applicable Margin for Reference Rate Loans.

"Approved Fund" means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"Arranger" means Banc of America Securities LLC, in its capacity as sole lead arranger and sole book manager.

"Assignment and Assumption" means an Assignment and Assumption Agreement substantially in the form of Exhibit F.

"Availability" means, at any time, an amount equal to the least of (a) fifty-five percent (55%) of the Unencumbered Asset Pool Value at such time, or (b) the Maximum Commitment Amount at such time.

"BankAmerica" means Bank of America, N.A. and its successors.

"Borrower" has the meaning set forth in the introductory clause hereof.

"Borrower's Knowledge" means the actual knowledge of the General Counsel, Chief Financial Officer or Vice President-Finance of the general partner of Borrower; provided, however, that, if Administrative Agent, L/C Issuer or any Lender sends a notice with regards to any matter pursuant to the provisions of Section 11.2 hereof, Borrower shall be deemed to have knowledge of the matters set forth in such notice as of the date of receipt of such written notice.

"Borrowing" means any borrowing hereunder consisting of Loans of the same Type made by the Lenders to Borrower on the same day under Article 2 and, other than in the case of Reference Rate Loans, having the same Interest Period, but does not include (a) a conversion of Loans of one Type to another Type or (b) a continuation of a Loan as a Loan of the same Type, but with a new Interest Period.

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York and the state where Administrative Agent's Office is located, are authorized or required by law to close and, if the applicable Business Day relates to any LIBOR Loan, means such a day on which dealings are carried on in the applicable offshore dollar interbank eurodollar market.

"Capital Adequacy Regulation" means any guideline or directive of any central bank or other Governmental Authority, or any other law, rule or regulation regarding capital adequacy of any Lender or of any corporation controlling a Lender.

"Capital Interest" means, with respect to any Joint Venture, the ratio of (i) Borrower's contribution to the capital of such Joint Venture to (ii) the aggregate amount of all contributions to the capital of such Joint Venture.

"Capitalization Rate" means eight and one-quarter percent (8.25%); provided, however, that the Required Lenders may during the term of this Agreement and in their reasonable discretion, adjust the Capitalization Rate up to eight and one-half percent (8.5%).

"Capital Reserve" means the greater of (a) $62.50 per unit per quarter; and (b) the actual Non-Revenue Generating Capital Expenditures per weighted average occupancy unit for all real properties owned by Guarantor and its consolidated subsidiaries, excluding in both cases, however, units owned by Acquisition down-REITs. For the purposes of this definition, "Non-Revenue Generating Capital Expenditures" shall mean improvements and upgrades that extend the useful life of such real property, calculated in a manner consistent with Guarantor's Form 10-K Annual Report for Guarantor's fiscal year ending December 31, 2003.

"Cash Collateralize" has the meaning set forth in Section 2.4.5. Derivatives of such term have corresponding meanings.

"Certificate of Compliance" shall have the meaning set forth in Section 6.22.

"Claims" shall have the meaning set forth in Section 11.4.

"Closing Date" means the earliest date on which all conditions precedent set forth in Section 5.1 are satisfied or waived by Administrative Agent.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

"Commitment" means, as to each Lender, its obligation to (a) make Loans to Borrower pursuant to Section 2, (b) purchase participations in L/C Obligations, and (c) purchase participations in Swing Loans, in an aggregate principal amount at any one time outstanding not to exceed the amount set forth opposite such Lender's name on Schedule 1.1 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement.

"Compliance Certificate" shall have the meaning set forth in Section 4.1(b).

"Conversion" shall have the meaning set forth in Section 6.22.

"Credit Line" has the meaning given to it in Recital A.

"Debt Service" means the sum of (x) the aggregate interest payments, Letter of Credit Fee and other fees paid or payable in respect of or relating to debt on a property, plus (y) the aggregate principal installments paid and payable (but not balloon payments due at maturity) in respect of or relating thereto.

"Default" means any event or circumstance which, with notice or the passage of time or both, would become an Event of Default.

"Defaulting Lender" means any Lender that (a) has failed to fund any portion of the Loans (including Swing Loans) or participations in Letters of Credit required to be funded by it hereunder within one Business Day of the date required to be funded by it hereunder, (b) has otherwise failed to pay over to Administrative Agent or any other Lender any other amount required to be paid by it hereunder within one Business Day of the date when due, unless the subject of a good faith dispute, or (c) has been deemed insolvent or become the subject of a bankruptcy or insolvency proceeding.

"Defaulting Lender Amount" has the meaning given to it in Section 2.16.1.

"Defaulting Lender Notice" has the meaning given to it in Section 2.16.1.

"Default Rate" means the per annum rate of interest that is 300 basis points in excess of the rate otherwise applicable.

"EBITDA" means, for any fiscal period of Guarantor and its consolidated subsidiaries, (a) the sum for such period of (i) consolidated net income, (ii) consolidated interest expense (including capitalized interest expense); (iii) consolidated charges against income for all federal, state and local taxes based on income, (iv) consolidated depreciation expense, (v) consolidated amortization expense, (vi) the aggregate amount of other non-cash charges and expenses, and (vii) the aggregate amount of extraordinary losses included in the determination of consolidated net income for such period, less (b) the aggregate amount of extraordinary gains included in the determination of consolidated net income for such period, and in each case excluding all Non-Borrower Interests, all as determined in accordance with GAAP, consistently applied. For purposes of this definition, EBITDA includes Borrower's pro rata shares of interest expense, federal, state and local taxes based on income, depreciation expense and amortization expense for Joint Ventures, based on its Capital Interests in such Joint Ventures.

"Effective Date" shall have the meaning set forth in Section 2.12.3(e).

"Electing Lender" has the meaning given to it in Section 2.16.1.

"Election Notice" has the meaning given to it in Section 2.16.1.

"Election Period" shall have the meaning set forth in Section 2.16.1.

"Eligible Assignee" means (a) a Lender; (b) an Affiliate of a Lender; (c) an Approved Fund; and (d) any other Person (other than a natural person) approved by (i) Administrative Agent in its reasonable discretion, and (ii) unless an Event of Default has occurred and is continuing, Borrower (each such approval not to be unreasonably withheld or delayed);

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provided, however, that notwithstanding the foregoing, "Eligible Assignee" shall not include Borrower or any of Borrower's Affiliates or subsidiaries. Approval by Administrative Agent or, if required, by Borrower of any Person as an Eligible Assignee shall not constitute a waiver of any right to approve any other Person before such other Person can become an Eligible Assignee.

"EMC" means Essex Management Corporation, a California corporation.

"Environmental Laws" means all federal, state, and local laws, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements, governmental restrictions and regulations relating to pollution and the protection of the environment or the release of any Hazardous Substances into the environment, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 1802, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Toxic Substance Control Act of 1976, as amended, 15 U.S.C. § 2601 et seq., the Clean Water Act, 33 U.S.C. § 466 et seq., as amended, and the Clean Air Act, 42 U.S.C. § 7401 et seq.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

"ERISA Affiliate" means any trade or business (whether or not incorporated) under common control with Borrower within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

"ERISA Event" means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by Borrower or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by Borrower or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Sections 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (e) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; or (f) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon Borrower or any ERISA Affiliate.

"Event of Default" means any of the events or circumstances specified in Section 8.1.

"Existing Agreement" has the meaning given to it in Recital A.

"Existing Letters of Credit" means the letters of credit listed on Schedule 1.3 hereto.

"Facility Fee" has the meaning given to it in Section 2.10.1.

"Federal Funds Rate" means, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the immediately preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to BankAmerica on such day on such transactions as determined by Administrative Agent.

"Fee Letter" has the meaning given to it in Section 2.10.3.

"Fixed Charges" means, for any fiscal period of Guarantor and its consolidated subsidiaries, the sum of the following items for such period (including Borrower's share of each such item for each Joint Venture based on its Capital Interest in such Joint Venture): (i) interest expense (whether paid or accrued), (ii) capitalized interest expense, (iii) preferred stock dividends, (iv) scheduled principal payments on Indebtedness, other than balloon payments and (v) a reserve for recurring capital expenditures in an amount equal to the Capital Reserve for such period.

"Fronting Fee" has the meaning set forth in Section 2.10.2.

"Fund" means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

"Funds From Operations" means, with respect to Guarantor and its consolidated subsidiaries, net income calculated in conformity with the National Association of Real Estate Investment Trusts in its April 2002 White Paper on Funds From Operations.

"GAAP" means generally accepted accounting principles set forth from time to time in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants, and statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within the U.S. accounting profession), which are applicable to the circumstances as of the date of determination, consistently applied.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government, and any entity owned or controlled, through capital ownership or otherwise, by any of the foregoing.

"Gross Asset Value" means, at any time, the sum (without duplication) of (i) an amount equal to EBITDA for Guarantor and its consolidated subsidiaries for the most recent fiscal quarter for which Administrative Agent has received financial statements (excluding any income attributable to properties bought or sold during such fiscal quarter and any income received

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during such fiscal quarter attributable to the Clarewood Office Building located at 22110-22120 Clarendon Street, Woodland Hills, California, and the office building located at 925 East Meadow Drive, Palo Alto, California), multiplied by four (4) and divided by the Capitalization Rate (expressed as a decimal); (ii) the amount of cash and marketable securities held by Guarantor and its consolidated subsidiaries as of the end of such fiscal quarter; (iii) the aggregate acquisition cost of properties acquired by Guarantor or any of its consolidated subsidiaries during such fiscal quarter (including Borrower's pro rata shares of any properties acquired by Joint Ventures, based on its Capital Interests in such Joint Ventures); (iv) the aggregate book value of all development in progress as of the end of such fiscal quarter (including Borrower's pro rata share of development in progress held by Joint Ventures, based on its Capital Interests in such Joint Ventures), as reported on Guarantor's 10K and 10Q; (v) $4,500,000, if Borrower owns the Clarewood Office Building located at 22110-22120 Clarendon Street, Woodland Hills, California at such time; and (vi) $4,500,000, if Borrower owns the office building located at 925 East Meadow Drive, Palo Alto, California at such time.

"Guarantor" means Essex Property Trust, Inc., a Maryland corporation operating as a real estate investment trust.

"Guaranty" means that certain Second Amended and Restated Payment Guaranty of even date herewith, executed by Guarantor and substantially in the form of Exhibit G-1 attached hereto.

"Guaranty Obligation" means, as applied to any Person, any direct or indirect liability of that Person with respect to any Indebtedness, lease, dividend, letter of credit or other obligation (the "primary obligations") of another Person. The amount of any Guaranty Obligation shall be deemed equal to the stated or determinable amount of the primary obligation in respect of which such Guaranty Obligation is made or, if not stated or if indeterminable, the maximum reasonably anticipated liability in respect thereof.

"Hazardous Substance" means any substance, material or waste, including asbestos and petroleum (including crude oil or any fraction thereof), polychlorinated biphenyls, radon gas, urea formaldehyde foam insulation, explosive or radioactive material, or infectious or medical wastes, which is or becomes designated, classified or regulated as "toxic," "hazardous," a "pollutant" or similar designation under, or which is regulated pursuant to, any Environmental Law.

"Honor Date" shall have the meaning set forth in Section 2.4.1(a).

"Indebtedness" of any Person means, without duplication, (a) all indebtedness for borrowed money; (b) all obligations issued, undertaken or assumed as the deferred purchase price of property or services; (c) all reimbursement obligations with respect to surety bonds, letters of credit and similar instruments; (d) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses; (e) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to property acquired by the Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such

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property); (f) all indebtedness referred to in clauses (a) through (e) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness; and (g) all Guaranty Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (a) through (e) above.

"Indemnified Liabilities" has the meaning given to it in Section 11.4.

"Indemnified Person" has the meaning given to it in Section 11.4.

"Insolvency Proceeding" means (a) any case, action or proceeding before any court or other Governmental Authority relating to bankruptcy, reorganization, insolvency, liquidation, receivership, dissolution, winding-up or relief of debtors, or (b) any general assignment for the benefit of creditors, composition, marshaling of assets for creditors or other similar arrangement in respect of its creditors generally or any substantial portion of its creditors; in each case (a) and (b) undertaken under U.S. federal, state or foreign law, including the United States Bankruptcy Code (11 U.S.C. §101 et seq.).

"Interest Payment Date" means (a) the first Business Day of each month for interest due through the last day of the preceding month, (b) the Maturity Date, and (c) the date of any prepayment of any Loan made hereunder, as to the amount prepaid.

"Interest Period" means, with respect to any LIBOR Loan, the period commencing on the Business Day the Loan is disbursed or continued or on the conversion date on which the Loan is converted to a LIBOR Loan and ending on the date that is one (1), two (2), three (3), six (6), nine (9) (subject to the availability by all of the Lenders) or twelve (12) (subject to the availability by all of the Lenders) months thereafter, as selected by Borrower in its Notice of Borrowing or Conversion/Continuation; provided that:

      (a)   if any Interest Period pertaining to a LIBOR Loan would otherwise end on a day that is not a Business Day, that Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month, in which event such Interest Period shall end on the immediately preceding Business Day; and

      (b)   any Interest Period pertaining to a LIBOR Loan that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

      (c)   no Interest Period shall extend beyond the Maturity Date.

"ISP" means, with respect to any Letter of Credit, the "International Standby Practices 1998" published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance).

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"Joint Venture" means a Person in which Borrower has an ownership interest that is less than one hundred percent (100%).

"Joint Venture Investments" means the aggregate amount of Borrower's investments (valued in accordance with GAAP), advances and loans to Joint Ventures unconsolidated under GAAP, excluding investments in such Joint Ventures in which Borrower's Capital Interest is less than fifteen percent (15%).

"L/C Advance" means, with respect to each Lender, such Lender's funding of its participation in any L/C Borrowing in accordance with its Pro Rata Share.

"L/C Borrowing" means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as a Borrowing.

"L/C Issuer" means BankAmerica in its capacity as issuer of Letters of Credit hereunder, or any successor issuer of Letters of Credit hereunder.

"L/C Obligations" means, as at any date of determination, the aggregate undrawn amount of all outstanding Letters of Credit plus the aggregate of all Unreimbursed Amounts. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be "outstanding" in the amount so remaining available to be drawn.

"Lenders" means BankAmerica and the several additional financial institutions from time to time a party to this Agreement.

"Lending Office" means, as to any Lender, the office specified as its Lending Office on the signature pages hereto, or such other office as such Lender may designate to Borrower and Administrative Agent in writing from time to time.

"Letter of Credit" means a standby letter of credit issued by BankAmerica for Borrower's account pursuant to Section 2.1, and shall include the Existing Letters of Credit.

"Letter of Credit Application" means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by the L/C Issuer.

"Letter of Credit Fee" has the meaning set forth in Section 2.10.2.

"Letter of Credit Sublimit" means, at any time, the lesser of (a) $20,000,000 or (b) the difference between (i) the Availability at such time and (ii) the aggregate Outstanding Amount of all Loans and the Outstanding Amount of all L/C Obligations outstanding at such time.

"LIBOR Base Rate" has the meaning set forth in the definition of LIBOR Rate.

"LIBOR Borrowing" means a Borrowing consisting of LIBOR Loans.

"LIBOR Loan" means a Loan that bears interest based on the LIBOR Rate.

"<u>LIBOR Rate</u>" means, for any Interest Period with respect to any LIBOR Loan, a rate per annum determined by Administrative Agent pursuant to the following formula:

$$\text{LIBOR Rate} = \frac{\text{LIBOR Base Rate}}{1.00 - \text{LIBOR Reserve Percentage}}$$

Where,

"<u>LIBOR Base Rate</u>" means, for such Interest Period:

      (a)   the rate per annum equal to the rate determined by Administrative Agent to be the offered rate that appears on the page of the Telerate screen (or any successor thereto) that displays an average British Bankers Association Interest Settlement Rate for deposits in dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, or

      (b)   if the rate referenced in the preceding clause (a) does not appear on such page or service or such page or service shall not be available, the rate per annum equal to the rate determined by Administrative Agent to be the offered rate on such other page or other service that displays an average British Bankers Association Interest Settlement Rate for deposits in dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, or

      (c)   if the rates referenced in the preceding clauses (a) and (b) are not available, the rate per annum determined by Administrative Agent as the rate of interest at which deposits in dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the LIBOR Loan being made, continued or converted by BankAmerica and with a term equivalent to such Interest Period would be offered by BankAmerica's London Branch to major banks in the London interbank eurodollar market at their request at approximately 4:00 p.m. (London time) two Business Days prior to the first day of such Interest Period.

"<u>LIBOR Reserve Percentage</u>" means, for any day during any Interest Period, the reserve percentage (expressed as a decimal, carried out to five decimal places) in effect on such day, whether or not applicable to any Lender, under regulations issued from time to time by the FRB for determining the maximum reserve requirement (including any emergency, supplemental or other marginal reserve requirement) with respect to LIBOR funding (currently referred to as "LIBOR liabilities"). The LIBOR Rate for each outstanding LIBOR Loan shall be adjusted automatically as of the effective date of any change in the LIBOR Reserve Percentage.

"<u>Lien</u>" means any mortgage, deed of trust, pledge, hypothecation, assignment, charge or deposit arrangement, encumbrance, lien (statutory or other) or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including those created by, arising under or evidenced by any conditional sale or other title retention agreement, the lessor's interest under a capital lease (determined in accordance with GAAP), any financing lease having substantially the same economic effect as any of the foregoing, or the filing of any financing statement under the UCC or any comparable law naming the owner of the asset to which such lien relates as debtor) and any contingent or other agreement to provide any of the foregoing, but not including the interest of a lessor under an operating lease (determined in accordance with GAAP).

"Loan" means an extension of credit by a Lender to Borrower pursuant to Article 2, and may be a Reference Rate Loan, a LIBOR Loan or, in the case of the Swing Line Lender, a Swing Loan.

"Loan Documents" means this Agreement, the Swing Line Note, the Notes, the Guaranty, each Payment Guaranty and any other documents delivered to Administrative Agent, on behalf of the Lenders, in connection therewith, in each case as supplemented, modified, amended or amended and restated from time to time.

"Maturity Date" means April 30, 2007, as the same may be extended pursuant to Section 2.8.

"Maximum Commitment Amount" means, at any time, an amount equal to $185,000,000, subject to increase pursuant to, and on the terms and subject to the conditions set forth in, Section 2.12, and to decrease pursuant to the provisions of Section 2.6.

"Multiemployer Plan" means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which Borrower or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

"Net Operating Income" for a property means, for the relevant period, the aggregate total cash revenues actually collected from the normal operation of such property (excluding all security deposits until such time as the tenant or other user making such deposit is no longer entitled to return thereof), plus amounts payable to unrelated third parties on behalf of the owner of the property, if actually paid, plus the proceeds of any rental or business interruption insurance actually received by the owner of the property with respect to such property, from which there shall be deducted all costs and expenses paid or payable by the owner and relating to such property (other than Debt Service which is paid and balloon payments), including (a) any charges paid in connection with the use, ownership or operation of such property, (b) any cost of repairs and maintenance, (c) any cost associated with the management of such property, (d) any payroll cost and other expenses for general administration and overhead paid in connection with the use, ownership or operation of such property, (e) current real estate taxes, (f) any sums paid or subject to payment in the nature of a rebate, refund or other adjustment to revenue previously collected, (g) all assessment bond indebtedness (whether principal or interest) in respect of such property paid or payable for the interval in question, (h) all amounts paid to unrelated third parties on behalf of the owner of the property, and (i) any and all costs or expenses, of whatever nature or kind, incurred in connection with the use, ownership or operation of the property; provided, however, that such costs and expenses paid or payable by Borrower and relating to such property shall not include tenant improvement costs, leasing commissions or the costs and expenses of capital improvements and capital repairs, or depreciation, amortization or other non-cash expenses.

"Nominated Property" has the meaning given to it in Section 4.1(a).

"Non-Borrower Interests" means (a) the portion of capital contributed to Borrower or any Joint Venture by a Person other than Borrower or Guarantor; and (b) the portion of income of Borrower or any Joint Venture that is allocated to a Person other than Borrower or Guarantor.

"Non-Recourse Indebtedness" means, with respect to any Person, Indebtedness of that Person with respect to which recourse to such Person for payment is contractually limited to specific assets encumbered by a Lien securing such Indebtedness. Notwithstanding the foregoing, Indebtedness of any Person shall not fail to constitute Non-Recourse Indebtedness by reason of the inclusion in any document evidencing, governing, securing or otherwise relating to such Indebtedness to the effect that such Person shall be liable, beyond the assets securing such Indebtedness, for (a) misapplied moneys, including insurance and condemnation proceeds and security deposits, (b) liabilities (including environmental liabilities) of the holders of such Indebtedness and their affiliates to third parties, (c) breaches of customary representations and warranties given to the holders of such Indebtedness, (d) commission of waste with respect to any part of the collateral securing such Indebtedness, (e) recovery of rents, profits or other income attributable to the collateral securing such Indebtedness collected following a default, (f) fraud, gross negligence or willful misconduct, (g) breach of any covenants regarding compliance with ERISA, and (h) other similar exceptions to the non-recourse nature of the Indebtedness imposed by an institutional lender.

"Note(s)" means each promissory note of Borrower payable to the order of a Lender, substantially in the form of Exhibit H-1 hereto, and any amendments, supplements, modifications, renewals, replacements, consolidations or extensions thereof, evidencing the aggregate indebtedness of Borrower to a Lender resulting from Loans made by such Lender pursuant to this Agreement; "Notes" means, at any time, all of the Notes (other than the Swing Line Note) executed by Borrower in favor of a Lender outstanding at such time.

"Notice of Borrowing or Conversion/Continuation" means a notice substantially in the form of Exhibit B given by Borrower to Administrative Agent pursuant to Section 2.4 or Section 2.5, as applicable, which shall include, in the case of a request for a Letter of Credit, a Letter of Credit Application.

"O&M Plan" means an operations and maintenance plan relating to any asbestos containing materials.

"Obligations" means all Loans, advances, debts, liabilities, obligations and covenants owing from Borrower, Guarantor or any Permitted Affiliate to any Lender, Administrative Agent or any Indemnified Person under any Loan Document, whether absolute or contingent, due or to become due, now existing or hereafter arising ,and including interest and fees that accrue after the commencement by or against Borrower, Guarantor or any Permitted Affiliate of any proceeding under any Insolvency Proceeding naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

"Outstanding Amount" means (s) with respect to Loans (including Swing Loans) on any date, (a) the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of Loans occurring on such date; and (b) with respect to any L/C Obligations on any date, the amount of such L/C Obligations on such date after giving effect to the issuance, extension or increase of any Letter of Credit occurring on such date and any other changes in the aggregate amount of the L/C Obligations as of such date, including as a result of any reimbursements of outstanding unpaid drawings under any Letters of Credit or any reductions in the maximum amount available for drawing under Letters of Credit taking effect on such date.

"Participant" shall have the meaning set forth in Section 11.5(c).

"Payment Guaranty" means a guaranty by a Permitted Affiliate of the Obligations of Borrower under this Agreement in favor of Administrative Agent, as administrative agent for the Lenders, substantially in the form of Exhibit G-2 hereto.

"PBGC" means the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA or any entity succeeding to any or all of its functions under ERISA.

"Pension Plan" means any "employee pension benefit plan" (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by Borrower or any ERISA Affiliate or to which Borrower or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the immediately preceding five plan years.

"Permitted Affiliate" means each direct or indirect wholly-owned subsidiary of Borrower or Guarantor that owns an Unencumbered Asset Pool Property and is or becomes a party to a Payment Guaranty, including, on the Closing Date, each entity that is listed on Schedule 1.4 hereto. Upon removal of the Unencumbered Asset Pool Property owned by such subsidiary from the Unencumbered Asset Pool pursuant to Section 4.1(b) or Section 4.1(c), and as long as such subsidiary no longer owns any Unencumbered Pool Property included in the calculation of Availability, such subsidiary shall no longer constitute a Permitted Affiliate hereunder.

"Permitted Liens" has the meaning given to it in Section 4.1(a)(5).

"Person" means an individual, corporation, partnership, joint venture, limited liability company, joint stock company, business trust, unincorporated association or Governmental Authority.

"Plan" means any "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) established by Borrower or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any ERISA Affiliate.

"Pro Rata Share" means, as to any Lender at any time, the percentage equivalent (expressed as a decimal rounded to the ninth decimal place) at such time of such Lender's share of the credit and the outstanding Loans. The initial Pro Rata Share of each Lender is set forth opposite the name of such Lender on Schedule 1.1 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable.

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"Rating Agencies" means, collectively, (1) Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., and (2) either (i) Moody's Investors Service, Inc., or (ii) Fitch, Inc.

"Reference Rate" means the fluctuating rate of interest publicly announced from time to time by BankAmerica as its "prime rate." The Reference Rate is set by Administrative Agent based on various factors, including BankAmerica's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing loans. BankAmerica may price loans at, above or below the Reference Rate. Any change in the Reference Rate shall take effect on the day specified in the public announcement of such change. In the event that BankAmerica no longer announces a "prime rate", the Reference Rate will be a per annum rate of interest equal to fifty (50) basis points above the Federal Funds Rate, with changes in the Reference Rate from time to time taking effect on the same date as corresponding changes in the Federal Funds Rate.

"Reference Rate Borrowing" means a Borrowing consisting of Reference Rate Loans.

"Reference Rate Loan" means a Loan that bears interest based on the Reference Rate.

"Register" shall have the meaning set forth in Section 11.5(b).

"Reportable Event" means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30 day notice period has been waived.

"Responsible Officer" means any officer of the general partner of Borrower having the authority to execute Loan Documents or Notices of Borrowing or Conversion/Continuation on behalf of Borrower, as identified to Administrative Agent in a certificate executed by the General Counsel, Chief Financial Officer, Vice President-Finance or Secretary of Borrower's general partner.

"Required Lenders" means at any time two (2) or more Lenders then holding at least sixty-six and two-thirds percent (66.67%) of the then aggregate unpaid principal amount of the Loans (not including any Swing Loan) (or, if no principal amount is then outstanding, two (2) or more Lenders then having at least sixty-six and two-thirds percent (66.67%) of the aggregate amount of the Commitment); and provided, however, that the Commitment of, and the portion of the Loans held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.

"Requirements of Law" means, as to any Person, any law (statutory or common), treaty, rule or regulation, or any determination of an arbitrator or of a Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

"Requirements" shall have the meaning set forth in Section 6.1.1.

"Secured Debt" means Indebtedness that is secured by a Lien encumbering property owned or leased by the obligor.

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"Supplemental Signature Page" shall have the meaning set forth in Section 2.12.3(c).

"Swing Line" has the meaning given to it in Section 2.2.1.

"Swing Line Availability" means, at any time, the lesser of (a) $25,000,000 or (b) the difference between (i) the Availability at such time and (ii) the aggregate Outstanding Amount of all Loans and the Outstanding Amount of all L/C Obligations outstanding at such time.

"Swing Line Lender" means BankAmerica, in its capacity as the maker of Swing Loans under Section 2.2, or any successor or replacement thereto under Sections 10.10 or 11.5(e).

"Swing Line Note" means the promissory note of Borrower payable to the order of the Swing Line Lender, substantially in the form of Exhibit H-2 attached hereto, to evidence the Swing Loans, and any amendments, supplements, modifications, renewals, replacements, consolidations or extensions thereof.

"Swing Loan" and "Swing Loans" have the meanings given to them in Section 2.2.1.

"Tangible Net Worth" means at any time, the total consolidated stockholders' equity of Guarantor and its consolidated subsidiaries at such time, determined in accordance with GAAP, exclusive of Non-Borrower Interests, excluding as assets (i) any loans to tenants for tenant improvements and (ii) assets considered to be intangible under GAAP, including, without limitation, goodwill.

"Total Liabilities" means, without duplication, (a) all Indebtedness of Guarantor and its consolidated subsidiaries, including subordinated debt, capitalized leases, purchase obligations (defined as nonrefundable deposits and non-contingent obligations), L/C Obligations and unfunded obligations of Guarantor, Borrower or any consolidated subsidiary reported in accordance with GAAP, (b) Borrower's and Guarantor's pro rata share of non-recourse liabilities of unconsolidated Joint Ventures, based on its Capital Interests in such Joint Ventures; and (c) all liabilities of Affiliates that are recourse to Borrower or Guarantor. The term "Total Liabilities" does not include (i) that portion of Borrower's liabilities attributable to Non-Borrower Interests; and (ii) except as provided in "(b)" above, the Non-Recourse Indebtedness of an Acquisition down-REIT.

"Type" means, in connection with a Loan, the characterization of such loan as a Reference Rate Loan or a LIBOR Loan.

"UCC" means the Uniform Commercial Code as in effect in any jurisdiction, as the same may be amended, modified or supplemented from time to time.

"Unencumbered Asset Pool" means, at any time, all of the Unencumbered Asset Pool Properties at such time.

"Unencumbered Asset Pool Property" means a real property listed on Exhibit A and any additional real property that satisfies all of the conditions set forth in Section 4.1(a), in each case so long as either Borrower or a Permitted Affiliate holds fee simple title to such real property.

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"Unencumbered Asset Pool Value" means, at any time, an amount equal to the sum of the Unencumbered Asset Value at such time for each Unencumbered Asset Pool Property at such time.

"Unencumbered Asset Value" means, for an Unencumbered Asset Pool Property at any time,

(a)   if at such time Borrower or a Permitted Affiliate has owned such Unencumbered Asset Pool Property for four (4) or more full consecutive calendar quarters, an amount equal to (i) its Net Operating Income for the most recent four (4) consecutive quarter period, less the Capital Reserve for such period, divided by (ii) the Capitalization Rate (expressed as a decimal);

(b)   if at such time Borrower or a Permitted Affiliate has owned such Unencumbered Asset Pool Property for one (1) full calendar quarter or more but fewer than four (4) full consecutive calendar quarters, an amount equal to (i) its annualized Net Operating Income for the number of the most recent full consecutive quarters that Borrower has owned such property (e.g., Net Operating Income for properties owned for two (2) full consecutive quarters is annualized by multiplying by a factor of two (2)), less the Capital Reserve for such period, divided by (ii) the Capitalization Rate (expressed as a decimal); or

(c)   if at such time Borrower or a Permitted Affiliate has owned such Unencumbered Asset Pool Property for less than one (1) full calendar quarter, an amount equal to its acquisition cost.

"Unfunded Pension Liability" means the excess of a Pension Plan's benefit liabilities under Section 4001(a)(16) of ERISA, over the current value of that Pension Plan's assets, determined in accordance with the assumptions used for funding the Pension Plan pursuant to Section 412 of the Code for the applicable plan year.

"Unreimbursed Amount" has the meaning specified in Section 2.4.1(a).

"Unsecured Debt" means, at any time, all Indebtedness of Borrower, Guarantor and any wholly owned subsidiary of Borrower or Guarantor that is not Secured Debt at the end of Guarantor's most recent fiscal quarter, including, without limitation, Indebtedness arising under the Loan Documents.

Terms capitalized in this Agreement and not defined in this Section 1 have the meanings given to them elsewhere in this Agreement.

1.2   Other Interpretive Provisions.

1.2.1   Use of Defined Terms. Unless otherwise specified herein or therein, all terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement. The meaning of defined terms shall be equally applicable to the singular and plural forms of the defined terms.

1.2.2 Certain Common Terms.

(1)   The Agreement. The words "hereof," "herein," "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section, schedule and exhibit references are to this Agreement unless otherwise specified.

(2)   Documents. The term "documents" includes any and all instruments, documents, agreements, certificates, indentures, notices and other writings, however evidenced.

(3)   Including. The term "including" is not limiting and means "including without limitation."

(4)   Performance. Whenever any performance obligation hereunder (including a payment obligation) is stated to be due or required to be satisfied on a day other than a Business Day, such performance shall be made or satisfied on the next succeeding Business Day. In the computation of periods of time from a specified date to a later specified date (other than with respect to computation of interest owed or accrued under this Agreement), the word "from" means "from and including" and the words "to" and "until" each mean "to and including". If any provision of this Agreement refers to any action taken or to be taken by any Person, or which such Person is prohibited from taking, such provision shall be interpreted to encompass any and all reasonable means, direct or indirect, of taking or not taking such action.

(5)   Contracts. Unless otherwise expressly provided in this Agreement, references to agreements and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of any Loan Document.

(6)   Laws. References to any statute or regulation are to be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(7)   Captions. The captions and headings of this Agreement are for convenience of reference only, and shall not affect the construction of this Agreement.

(8)   Independence of Provisions. If a conflict exists between the terms of this Agreement and those of any other Loan Document, this Agreement shall prevail; provided, however, that the parties acknowledge that this Agreement and the other Loan Documents may use several different limitations, tests or measurements to regulate the same or similar matters, and that such limitations, tests and measurements are cumulative and must each be performed, except as expressly stated to the contrary in this Agreement, or unless the applicable provisions are inconsistent or cannot be simultaneously enforced or performed.

(9)   Exhibits. All of the exhibits attached to this Agreement are incorporated herein by this reference.

(10)   Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Pacific time (daylight or standard, as applicable).

1.2.3 Accounting Principles.

(1)   Accounting Terms. Unless the context otherwise clearly requires, all accounting terms not otherwise expressly defined herein shall be construed, and all financial computations required under this Agreement shall be made, in accordance with GAAP, consistently applied.

(2)   Fiscal Periods. References herein to "fiscal year" and "fiscal quarter" refer to such fiscal periods of Guarantor and its consolidated subsidiaries.

2.   LOAN AMOUNTS AND TERMS.

2.1   Amount and Terms of Commitment.

(a)   Each Lender severally agrees, on the terms and subject to the conditions hereinafter set forth,

(i)   to make Loans to Borrower from time to time on any Business Day during the period from the Closing Date to the Maturity Date to be used for the interim financing of acquisitions, for general working capital, and for other purposes permitted by Borrower's organizational documents other than the repurchase of Guarantor's common stock, in an aggregate amount not to exceed such Lender's Pro Rata Share of the Availability, and

(ii)   to fund drawings on any Letters of Credit that the L/C Issuer issues for Borrower's account from time to time, in an aggregate amount not to exceed at any time outstanding such Lender's Pro Rata Share of the amount of such drawing. On the date that the L/C Issuer issues a Letter of Credit for Borrower's account, each Lender shall be deemed to have unconditionally and irrevocably purchased from the L/C Issuer a pro rata risk participation in the stated amount of such Letter of Credit, without recourse or warranty, in an amount equal to such Lender's Pro Rata Share of the stated amount of such Letter of Credit.

(b)   The L/C Issuer agrees to issue Letters of Credit in its standard form for the account of Borrower or any subsidiary, Joint Venture or Permitted Affiliate on any Business Day during the period from the Closing Date to the Maturity Date, for any purpose for which Borrower can obtain Loans under this Agreement, in an aggregate amount not to exceed the Letter of Credit Sublimit; provided, however, that no Letter of Credit shall have an expiry date (or shall have an "evergreen" or other extension provision that results in a final expiry date) that is not later than thirty (30) days prior to the then-applicable Maturity Date. All Existing Letters of Credit shall be deemed to have been issued pursuant hereto, and from and after the Closing Date shall be subject to and governed by the terms and conditions hereof.

(c)   Each Letter of Credit issued hereunder (including any supplement, modification, amendment, renewal or extension thereof) will be issued pursuant to the L/C Issuer's standard form of Letter of Credit Application, substantially in the form attached hereto

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as <u>Exhibit C</u>, which will set forth the agreement between the account party and the L/C Issuer regarding the Letter of Credit and drawings thereunder. Additionally, Borrower shall furnish to the L/C Issuer and Administrative Agent such other documents and information pertaining to such requested Letter of Credit issuance or amendment as the L/C Issuer or Administrative Agent may reasonably require. In the event of any conflict between the terms hereof and the terms of any Letter of Credit Application, the terms hereof shall control.

(d)　　Promptly after receipt of any Letter of Credit Application, the L/C Issuer will confirm with Administrative Agent (by telephone or in writing) that Administrative Agent has received a copy of such Letter of Credit Application from Borrower or account party thereof and, if not, the L/C Issuer will provide Administrative Agent with a copy thereof. Unless the L/C Issuer has received written notice from Administrative Agent or Borrower at least one Business Day prior to the requested date of issuance or amendment of the applicable Letter of Credit, that one or more applicable conditions contained in <u>Section 5.2</u> shall not then be satisfied, then, subject to the terms and conditions hereof, the L/C Issuer shall, on the requested date, issue a Letter of Credit for the account of Borrower (or the applicable subsidiary, Joint Venture or Permitted Affiliate) or enter into the applicable amendment, as the case may be, in each case in accordance with the L/C Issuer's usual and customary business practices. Immediately upon the issuance of each Letter of Credit, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the L/C Issuer a risk participation in such Letter of Credit in an amount equal to the product of such Bank's Pro Rata Share <u>times</u> the amount of such Letter of Credit.

(e)　　Notwithstanding the provisions of <u>Section 2.4.1</u>, any amount drawn under a Letter of Credit shall, from and after the date on which such drawing is made, constitute a Borrowing for all purposes under this Agreement (including accrual and payment of interest and repayment of principal), other than disbursement of Loan proceeds under <u>Section 2.4</u>, and shall be subject to the provisions of <u>Section 2.4.1</u>. Reimbursement of drawings under any Letter of Credit issued for the account of Borrower's subsidiary, Joint Venture or Permitted Affiliate shall be the responsibility of, and shall create an obligation of, Borrower and any guarantor, including Guarantor and each Permitted Affiliate.

(f)　　Notwithstanding any contrary provision of this Agreement, the Outstanding Amount of all Loans plus the Outstanding Amount of all L/C Obligations shall not at any time exceed the Availability. Within the limits of the Availability, and subject to the other terms and conditions hereof, Borrower may borrow under this <u>Section 2.1</u> prior to the Maturity Date, repay pursuant to <u>Section 2.7</u> and reborrow pursuant to this <u>Section 2.1</u> prior to the Maturity Date.

2.1.2　<u>No Obligation to Issue Letters of Credit Under Certain Circumstances</u>. The L/C Issuer shall not be under any obligation to issue any Letter of Credit if:

(a)　　any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain the L/C Issuer from issuing such Letter of Credit, or any law applicable to the L/C Issuer or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the L/C Issuer shall prohibit, or request that the L/C Issuer refrain from, the issuance of letters of credit

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generally or such Letter of Credit in particular or shall impose upon the L/C Issuer with respect to such Letter of Credit any restriction, reserve or capital requirement (for which the L/C Issuer is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon the L/C Issuer any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which the L/C Issuer in good faith deems material to it;

           (b)   the issuance of such Letter of Credit would violate any laws or one or more policies of the L/C Issuer; or

           (c)   a default of any Lender's obligations to fund under Section 2.16 exists or any Lender is at such time a Defaulting Lender hereunder, unless the L/C Issuer has entered into satisfactory arrangements with Borrower or such Lender to eliminate the L/C Issuer's risk with respect to such Lender including, without limitation, the Borrower providing Cash Collateral in the amount of such Defaulting Lender's Pro Rata Share of the requested Letter of Credit.

Letters of Credit shall be issued only for drawing in United States dollars. No Letters of Credit with automatic extension or reinstatement provisions shall be permitted.

        2.1.3   Letter of Credit Amendments. The L/C Issuer shall not amend any Letter of Credit if the L/C Issuer would not be permitted at such time to issue such Letter of Credit in its amended form under the terms hereof.

        2.1.4   Applicability of ISP98. Unless otherwise expressly agreed by the L/C Issuer and Borrower when a Letter of Credit is issued (including any such agreement applicable to an Existing Letter of Credit), the rules of the ISP shall apply to each standby Letter of Credit.

        2.2   Swing Line.

        2.2.1   Swing Loans. Upon Borrower's request, and subject to the terms and conditions of this Agreement, the Swing Line Lender may, in its sole and absolute discretion, on and after the Closing Date and prior to the Maturity Date, provide to Borrower a swing line credit facility (the "Swing Line") of up to $25,000,000; provided that the Swing Line Lender shall not in any event make any Loan under the Swing Line (each a "Swing Loan" and collectively, the "Swing Loans") if, after giving effect thereto, (a) the sum of the Outstanding Amount of all Loans (including Swing Loans) plus the Outstanding Amount of all L/C Obligations would exceed the Availability at such time, or (b) the aggregate principal amount of all then-outstanding Swing Loans made by the Swing Line Lender would exceed the Swing Line Availability at such time. Within the limits of the Swing Line Availability, Borrower may borrow under this Section 2.2.1 at any time prior to the Maturity Date, repay pursuant to Sections 2.2.3 or 2.2.4 and reborrow pursuant to this Section 2.2.1 prior to the Maturity Date. Notwithstanding any contrary provision of this Section 2.2, the Swing Line Lender shall not at any time be obligated to make any Swing Loan. Borrower shall not use the proceeds of any Swing Loan to refinance any outstanding Swing Loan.

        2.2.2   Interest on Swing Loans. Notwithstanding the provisions of Sections 2.9.1 and 2.9.2, each Swing Loan outstanding under the Swing Line shall accrue

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interest at a rate per annum equal to the interest rate applicable to a Reference Rate Loan, which interest shall be payable in arrears on each Interest Payment Date and on the due date for Swing Loans set forth in Section 2.2.3, and shall be payable to Administrative Agent for the account of the Swing Line Lender; provided that, notwithstanding any other provision of this Agreement, each Swing Loan shall bear interest for a minimum of one (1) day.

2.2.3 Principal Payable on Swing Loans. Notwithstanding the provisions of Section 2.7, the principal outstanding under the Swing Line shall be due and payable:

(a) at or before 10:00 a.m., San Francisco time, on the third Business Day immediately following any date on which a Swing Loan is made under the Swing Line; and

(b) in any event on the Maturity Date;

provided that, if no Event of Default has occurred and remains uncured, and Borrower is permitted to borrow under the terms of this Agreement (the Availability being determined for such purpose without giving effect to any reduction thereof occasioned by such Swing Loans due and payable) at the time such Swing Loans are due, then unless Borrower notifies the Swing Line Lender that it will repay such Swing Loans on their due date, Borrower shall be deemed to have submitted a Notice of Borrowing or Conversion/Continuation for Reference Rate Loans in an amount necessary to repay such Swing Loans on their due date, and the provisions of Section 2.4 concerning (i) the minimum principal amounts required for Borrowings and (ii) the funding of requested Borrowings as Swing Loans shall not apply to Loans made pursuant to this Section 2.2.3.

2.2.4 Prepayments of Swing Loans. Notwithstanding the provisions of Section 2.7.1, Borrower may, from time to time on any Business Day, make a voluntary prepayment, in whole or in part, of the outstanding principal amount of any Swing Loans, without incurring any premium or penalty; provided that:

(a) each such voluntary prepayment shall require prior written notice given to Administrative Agent and Swing Line Lender no later than 10:00 a.m.on the day on which Borrower intends to make a voluntary prepayment, and

(b) each such voluntary prepayment shall be in a minimum amount of $500,000 (or, if less, the aggregate outstanding principal amount of all Swing Loans then outstanding).

2.2.5 Funding of Participations. Immediately upon the making of a Swing Loan, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Swing Line Lender a risk participation in such Swing Loan in an amount equal to the product of such Lender's Pro Rata Share times the amount of such Swing Loan. The Swing Line Lender shall be responsible for invoicing Borrower for interest on the Swing Loans. Until each Bank funds its Reference Rate Loan or risk participation pursuant to this Section 2.2.5 to refinance such Bank's Pro Rata Share of any Swing Loan, interest in respect of such Pro Rata Share shall be solely for the account of the Swing Line Lender. From and after the date that any

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Lender funds such participation pursuant to this Section 2.2.5, such Lender shall, to the extent of its Pro Rata Share, be entitled to receive a ratable portion of any payment of principal and/or interest received by the Swing Line Lender on account of such Swing Loans, payable to such Lender promptly upon such receipt. If any payment received by the Swing Line Lender in respect of principal or interest on any Swing Loan is required to be returned by the Swing Line Lender under any of the circumstances described in Section 11.9 (including pursuant to any settlement entered into by the Swing Line Lender in its discretion), each Lender shall pay to the Swing Line Lender its Pro Rata Share thereof on demand of Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned, at a rate per annum equal to the Reference Rate. Administrative Agent will make such demand upon the request of the Swing Line Lender. The foregoing procedures for purchases of risk participations and the funding by Lenders of their participations in Swing Loans hereunder shall not delay the funding of any Swing Line Loan advanced to Borrower under Section 2.2.1 hereof.

2.2.6   Refinancing of Swing Loans.

(a)   The Swing Line Lender at any time in its sole and absolute discretion may request, on behalf of Borrower (which hereby irrevocably authorizes the Swing Line Lender to so request on its behalf), that each Lender make a Reference Rate Loan in an amount equal to such Lender's Pro Rata Share of the amount of Swing Loans then outstanding. Such request shall be made in writing (which written request shall be deemed to be a Notice of Borrowing or Conversion/Continuation issued under Section 2.4 for purposes hereof) and in accordance with the requirements of Section 2.4, without regard to the minimum and multiples specified therein for the principal amount of Reference Rate Loans, but subject to the unutilized portion of the Commitments and the conditions set forth in Section 5.2. The Swing Line Lender shall furnish Borrower with a copy of the applicable Notice of Borrowing or Conversion/Continuation promptly after delivering such Notice of Borrowing or Conversion/Continuation to Administrative Agent. Each Lender shall make an amount equal to its Pro Rata Share of the amount specified in such Notice of Borrowing or Conversion/Continuation available to Administrative Agent in immediately available funds for the account of the Swing Line Lender at Administrative Agent's Office not later than 1:00 p.m. on the day specified in such Notice of Borrowing or Conversion/Continuation. Subject to Section 2.2.6(b), each Lender that so makes funds available shall be deemed to have made a Reference Rate Loan to Borrower in such amount. Administrative Agent shall remit the funds so received to the Swing Line Lender. Notwithstanding the foregoing, the issuance of a Notice of Borrowing or Conversion/Continuation by the Swing Line Lender under this Section 2.2.6(a) shall not delay the funding of any Swing Line Loan advanced to Borrower under Section 2.2.1 hereof.

(b)   If for any reason any Swing Loan cannot be refinanced by a Borrowing in accordance with Section 2.2.6(a), the request for Reference Rate Loans submitted by the Swing Line Lender as set forth herein shall be deemed to be a request by the Swing Line Lender that each of the Lenders fund its risk participation in the relevant Swing Loan and each Lender's payment to Administrative Agent for the account of the Swing Line Lender pursuant to Section 2.2.6(a) shall be deemed payment in respect of such participation.

(c)   If any Lender fails to make available to Administrative Agent for the account of the Swing Line Lender any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.2.6 by the time specified in Section 2.2.6(a), the Swing Line Lender shall be entitled to recover from such Lender (acting through Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the Swing Line Lender at a rate per annum equal to the Federal Funds Rate from time to time in effect. A certificate of the Swing Line Lender submitted to any Lender (through Administrative Agent) with respect to any amounts owing under this Section 2.2.6(c) shall be conclusive absent manifest error.

(d)   Each Lender's obligation to make Loans or to purchase and fund risk participations in Swing Loans pursuant to this Section 2.2.6 shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any set-off, counterclaim, recoupment, defense or other right which such Lender may have against the Swing Line Lender, Borrower or any other Person for any reason whatsoever, (ii) subject to Section 2.2.8, the occurrence or continuance of a Default, or (iii) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Lender's obligation to make Loans pursuant to this Section 2.2.6 is subject to the conditions set forth in Section 5.2. No such funding of risk participations shall relieve or otherwise impair the obligation of Borrower to repay Swing Loans, together with interest as provided herein.

2.2.7   Termination of Swing Line. At any time during the continuance of an Event of Default, the Swing Line Lender may, without Borrower's consent, upon one (1) Business Day's notice to Borrower, terminate the Swing Line and cause Reference Rate Loans to be made by the Lenders in an aggregate amount equal to the amount of principal and interest outstanding under the Swing Line (the Availability being determined for such purpose without giving effect to any reduction thereof occasioned by such Swing Loans), and the conditions precedent set forth in Section 2.4 and Section 5.2, and any requirement of Section 2.4 that a Borrowing be funded as a Swing Loan shall not apply to such Loans. The proceeds of such Loans shall be paid to the Swing Line Lender to retire the outstanding principal and interest owing under the Swing Line.

2.2.8   No Swing Loans Upon Default. The Swing Line Lender shall not, without the approval of all Lenders, make a Swing Loan if the Swing Line Lender then has actual knowledge that a Default has occurred and is continuing.

2.3   Loan Accounts; Notes.

2.3.1   Loan Accounts. The Loans made by each Lender shall be evidenced by one or more loan accounts or records maintained by such Lender and by Administrative Agent in the ordinary course of business. The loan accounts or records maintained by Administrative Agent and each Lender shall, absent manifest error, be conclusive of the amounts of the Loans made by the Lenders to Borrower and the interest and payments thereon. Any failure so to record or any error in doing so shall not, however, limit or otherwise affect Borrower's obligations hereunder to pay any amount owing with respect to the Loans.

2.3.2   Notes. The Loans made by each Lender shall be evidenced by a Note payable to the order of such Lender in an amount equal to such Lender's Pro Rata Share of the Maximum Commitment Amount on the Closing Date. In addition, the Swing Loans made by the Swing Line Lender may be evidenced by a Note payable to the order of the Swing Line Lender in the maximum amount of $25,000,000. Each Lender may endorse on any schedule annexed to its Note(s) the date, amount and maturity of each Loan that it makes (which shall not include undrawn amounts on outstanding Letters of Credit, but shall include the amounts of any drawings on outstanding Letters of Credit), and the amount of each payment of principal that Borrower makes with respect thereto. Borrower irrevocably authorizes each Lender to endorse its Note(s), and such Lender's record shall be conclusive absent manifest error; provided, however, that any Lender's failure to make, or its error in making, a notation thereon with respect to any Loan shall not limit or otherwise affect Borrower's obligations to such Lender hereunder or under its Note(s).

2.4   Procedure for Obtaining Credit. Each Borrowing shall be made and each Letter of Credit shall be issued upon the irrevocable written notice (including notice via facsimile confirmed immediately by a telephone call) of Borrower in the form of a Notice of Borrowing or Conversion/Continuation and, with respect to a Letter of Credit request, a Letter of Credit Application (which notice and, if applicable, Letter of Credit Application, must be received by Administrative Agent prior to 10:00 a.m., San Francisco time, (i) three (3) Business Days prior to the requested borrowing date, in the case of LIBOR Loans, or (ii) one (1) Business Day prior to the requested borrowing date, in the case of Reference Rate Loans, or (iii) on the requested borrowing date, in the case of Swing Loans, or (iv) five (5) Business Days prior to the requested issuance date of a Letter of Credit), specifying:

(a)   the amount of the Borrowing or the Letter of Credit, which in the case of a Borrowing shall be in an aggregate principal amount of not less than (i) $100,000 (or the remaining Availability, if less) for Reference Rate Borrowings or Swing Loans, and (ii) $1,000,000 and increments of $500,000 in excess thereof for any LIBOR Borrowings;

(b)   the requested Borrowing or Letter of Credit issuance date, which shall be a Business Day;

(c)   in the case of a Borrowing, the Type of Loans comprising the Borrowing;

(d)   in the case of a LIBOR Borrowing, the duration of the Interest Period applicable to the Loans comprising such LIBOR Borrowing. If the Notice of Borrowing or Conversion/Continuation fails to specify the duration of the Interest Period for the Loans comprising a LIBOR Borrowing, such Interest Period shall be one (1) month.

Unless the Required Lenders otherwise agree, during the existence of a Default or Event of Default, Borrower may not elect to have a Loan made as, or converted into or continued as, a LIBOR Loan. Notwithstanding the foregoing provisions of this Section 2.4, any amount drawn under a Letter of Credit shall, from and after the date on which such drawing is made, constitute a Borrowing for all purposes under this Agreement (including accrual and payment of interest and repayment of principal) other than disbursement of Loan proceeds under this Section 2.4.

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Unless Borrower's Notice of Borrowing or Conversion/Continuation expressly requests a LIBOR Borrowing, a Reference Rate Borrowing in an amount in excess of the Swing Line Availability or the issuance of a Letter of Credit, each requested Borrowing shall initially be funded as a Swing Loan (unless the Swing Line Lender declines to make a Swing Loan, in which case the requested Borrowing shall be funded as a Reference Rate Borrowing in accordance with this Section 2.4), and shall be subject to the provisions of Section 2.2. Unless the Required Lenders otherwise agree, during the existence of a Default or Event of Default, Borrower may not elect to have a Loan made as, or converted into or continued as, a LIBOR Loan. After giving effect to any Loan, there shall not be more than seven (7) different Interest Periods in effect.

Borrower indemnifies and excuses Administrative Agent (including its officers, employees and agents) from all liability, loss and costs in connection with any act resulting from facsimile instructions that Administrative Agent reasonably believes are made by any individual authorized by Borrower to give such instructions, except to the extent such liability, loss or cost are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted directly from Administrative Agent's gross negligence or willful misconduct. This indemnity and excuse will survive the termination of this Agreement.

2.4.1   Letter of Credit Drawings and Reimbursements; Funding of Participations.

(a)   Upon receipt from the beneficiary of any Letter of Credit of any notice of a drawing under such Letter of Credit, the L/C Issuer shall notify Borrower and Administrative Agent thereof. Not later than 11:00 a.m. on the date of any payment by the L/C Issuer under a Letter of Credit (each such date, an "Honor Date"), Borrower shall reimburse the L/C Issuer through Administrative Agent in an amount equal to the amount of such drawing. If Borrower fails to so reimburse the L/C Issuer by such time, Administrative Agent shall promptly notify each Lender of the Honor Date, the amount of the unreimbursed drawing (the "Unreimbursed Amount"), and the amount of such Lender's Pro Rata Share thereof. In such event, Borrower shall be deemed to have requested a Borrowing of Reference Rate Loans to be disbursed on the Honor Date in an amount equal to the Unreimbursed Amount, without regard to the minimum and multiples specified in Section 2.4 for the principal amount of Reference Rate Loans, but subject to the amount of the unutilized portion of the Commitments and the conditions set forth in Section 5.2 (other than the delivery of a Notice of Borrowing or Conversion/Continuation). Any notice given by the L/C Issuer or Administrative Agent pursuant to this Section 2.4.1(a) may be given by telephone if immediately confirmed in writing; provided that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.

(b)   Each Lender shall upon any notice pursuant to Section 2.4.1(a) make funds available to Administrative Agent for the account of the L/C Issuer, at Administrative Agent's Office in an amount equal to its Pro Rata Share of the Unreimbursed Amount not later than 1:00 p.m. on the Business Day specified in such notice by Administrative Agent, whereupon, subject to the provisions of Section 2.4.1(c), each Lender that so makes funds available shall be deemed to have made a Reference Rate Loan to Borrower in such amount. Administrative Agent shall remit the funds so received to the L/C Issuer.

(c)   With respect to any Unreimbursed Amount that is not fully refinanced by a Borrowing of Reference Rate Loans because the conditions set forth in Section 5.2 cannot be satisfied or for any other reason, Borrower shall be deemed to have incurred from the L/C Issuer, an L/C Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the rate set forth in Section 2.9.3. In such event, each Lender's payment to Administrative Agent for the account of the L/C Issuer pursuant to Section 2.4.1(b) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Advance from such Lender in satisfaction of its participation obligation under this Section 2.4.1.

(d)   Until each Lender funds its Loan or L/C Advance pursuant to this Section 2.4.1 to reimburse the L/C Issuer for any amount drawn under any Letter of Credit, interest in respect of such Lender's Pro Rata Share of such amount shall be solely for the account of the L/C Issuer.

(e)   Each Lender's obligation to make Loans or L/C Advances to reimburse the L/C Issuer, for amounts drawn under Letters of Credit, as contemplated by this Section 2.4.1, shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any set-off, counterclaim, recoupment, defense or other right which such Lender may have against the L/C Issuer, Borrower or any other Person for any reason whatsoever; (ii) the occurrence or continuance of a Default, or (iii) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Lender's obligation to make Loans pursuant to this Section 2.4.1 is subject to the conditions set forth in Section 5.2 (other than delivery by Borrower of a Notice of Borrowing or Conversion/Continuation). No such making of an L/C Advance shall relieve or otherwise impair the obligation of Borrower to reimburse the L/C Issuer for the amount of any payment made by the L/C Issuer under any Letter of Credit, together with interest as provided herein.

(f)   If any Lender fails to make available to Administrative Agent for the account of the L/C Issuer any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.4.1 by the time specified in Section 2.4.1(b), the L/C Issuer, shall be entitled to recover from such Lender (acting through Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the L/C Issuer at a rate per annum equal to the Federal Funds Rate from time to time in effect. A certificate of the L/C Issuer submitted to any Lender (through Administrative Agent) with respect to any amounts owing under this Section 2.4.1(f) shall be conclusive absent manifest error.

2.4.2   Repayment of Participations.

(a)   At any time after the L/C Issuer has made a payment under any Letter of Credit and has received from any Lender such Lender's L/C Advance in respect of such payment in accordance with Section 2.4.1, if Administrative Agent receives for the account of the L/C Issuer any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from Borrower or otherwise, including proceeds of Cash Collateral applied thereto by Administrative Agent), Administrative Agent will distribute to such Lender its Pro

Rata Share thereof (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender's L/C Advance was outstanding) in the same funds as those received by Administrative Agent.

(b)   If any payment received by Administrative Agent for the account of the L/C Issuer pursuant to Section 2.4.1(a) is required to be returned under any of the circumstances described in Section 11.9 (including pursuant to any settlement entered into by the L/C Issuer, in its discretion), each Lender shall pay to Administrative Agent for the account of the L/C Issuer its Pro Rata Share thereof on demand of Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Lender, at a rate per annum equal to the Federal Funds Rate from time to time in effect.

2.4.3   Obligations Absolute. The obligation of Borrower to reimburse the L/C Issuer, for each drawing under each Letter of Credit and to repay each L/C Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(a)   any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other Loan Document;

(b)   the existence of any claim, counterclaim, set-off, defense or other right that Borrower or any subsidiary, Joint Venture or Permitted Affiliate may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), the L/C Issuer, or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(c)   any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(d)   any payment by the L/C Issuer under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by the L/C Issuer under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any insolvency or bankruptcy law; or

(e)   any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, Borrower or any subsidiary, Joint Venture or Permitted Affiliate.

Borrower shall promptly examine a copy of each Letter of Credit and each amendment thereto that is delivered to it and, in the event of any claim of noncompliance with Borrower's

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instructions or other irregularity, Borrower will promptly notify the L/C Issuer. Borrower shall be conclusively deemed to have waived any such claim against the L/C Issuer and its correspondents unless such notice is given as aforesaid.

2.4.4 <u>Role of Letter of Credit Issuer</u>. Each Lender and Borrower agree that, in paying any drawing under a Letter of Credit, the L/C Issuer shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of the L/C Issuer, any Agent-Related Person nor any of the respective correspondents, participants or assignees of the L/C Issuer shall be liable to any Lender for (a) any action taken or omitted in connection herewith at the request or with the approval of the Lenders or the Requisite Lenders, as applicable; (b) any action taken or omitted in the absence of gross negligence or willful misconduct; or (c) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Letter of Credit Application. Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; <u>provided</u>, <u>however</u>, that this assumption is not intended to, and shall not, preclude Borrower's pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. None of the L/C Issuer, any Agent-Related Person, nor any of the respective correspondents, participants or assignees of the L/C Issuer shall be liable or responsible for any of the matters described in clauses (a) through (e) of <u>Section 2.4.3</u>. In furtherance and not in limitation of the foregoing, the L/C Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and the L/C Issuer shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason. Notwithstanding anything to the contrary in <u>Section 2.4.3</u> or in this <u>Section 2.4.4</u>, Borrower or any subsidiary, Joint Venture or Permitted Affiliate for whose benefit a Letter of Credit was issued may have a claim against the L/C Issuer, and the L/C Issuer may be liable to Borrower or such subsidiary, Joint Venture or Permitted Affiliate, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by Borrower or such subsidiary, Joint Venture or Permitted Affiliate which Borrower or such subsidiary, Joint Venture or Permitted Affiliate proves were caused by the willful misconduct or gross negligence of the L/C Issuer or the willful failure of the L/C Issuer to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit.

2.4.5 <u>Cash Collateral</u>. Upon the request of Administrative Agent, (a) if the L/C Issuer has honored any full or partial drawing request under any Letter of Credit and such drawing has resulted in an L/C Borrowing, or (b) if, as of the Letter of Credit expiration date, any Letter of Credit for any reason remains outstanding and partially or wholly undrawn, Borrower shall immediately Cash Collateralize the aggregate undrawn amount of all outstanding Letters of Credit plus the aggregate of all Unreimbursed Amounts (determined as of the date of such L/C Borrowing or the Letter of Credit expiration date, as the case may be). <u>Sections 2.7.2(a)</u> and <u>8.2.3</u> set forth certain additional requirements to deliver Cash Collateral hereunder. "<u>Cash Collateralize</u>" means to pledge and deposit with or deliver to Administrative

Agent, for the benefit of the L/C Issuer and the Lenders, as collateral for the L/C Obligations, cash or deposit account balances pursuant to documentation in form and substance reasonably satisfactory to Administrative Agent and the L/C Issuer (which documents are hereby consented to by the Lenders). Borrower hereby grants to Administrative Agent, for the benefit of the L/C Issuer and the Lenders, a security interest in all such cash, deposit accounts and all balances therein and all proceeds of the foregoing. Cash Collateral shall be maintained in blocked, non-interest bearing deposit accounts at the Administrative Agent.

2.5   Conversion and Continuation Elections.

2.5.1   Election to Convert and Renew. Borrower may, upon irrevocable written notice to Administrative Agent in accordance with Section 2.5.2:

(a)   elect to convert, on any Business Day, any Reference Rate Loans (or any part thereof in an amount not less than $1,000,000 and increments of $500,000 in excess thereof) into LIBOR Loans;

(b)   elect to convert on the last day of any Interest Period any LIBOR Loans maturing on such date (or any part thereof in an amount not less than $500,000) into Reference Rate Loans; or

(c)   elect to renew on the last day of any Interest Period (for a new Interest Period that commences immediately upon the expiration of such existing Interest Period) any LIBOR Loans maturing on such date (or any part thereof in an amount not less than $1,000,000 and increments of $500,000 in excess thereof);

provided, that if the aggregate amount of LIBOR Loans in respect of any Borrowing shall have been reduced, by payment, prepayment or conversion of part thereof, to less than $1,000,000, such LIBOR Loans shall automatically convert into Reference Rate Loans, and on and after such date the right of Borrower to continue such Loans as, and convert such Loans into, LIBOR Loans shall terminate.

2.5.2   Notice of Conversion/Continuation. Borrower shall deliver in writing (including via facsimile confirmed immediately by a telephone call) a Notice of Borrowing or Conversion/Continuation (which notice must be received by Administrative Agent not later than 10:00 a.m. San Francisco time, (i) at least three (3) Business Days prior to the conversion date or continuation date, if the Loans are to be converted into or continued as LIBOR Loans, or (ii) on the conversion date, if the Loans are to be converted into Reference Rate Loans) specifying:

(a)   the proposed conversion date or continuation date;

(b)   the aggregate amount of Loans to be converted or continued;

(c)   the nature of the proposed conversion or continuation; and

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(d)　if Borrower elects to convert a Reference Rate Loan into a LIBOR Loan or elects to continue a LIBOR Loan, the duration of the Interest Period applicable to such Loan. If the Notice of Borrowing or Conversion/Continuation fails to specify the duration of the Interest Period for a LIBOR Loan, such Interest Period shall be one (1) month.

2.5.3　Failure to Select a New Interest Period. If upon the expiration of any Interest Period applicable to LIBOR Loans Borrower has failed to select a new Interest Period to be applicable to LIBOR Loans, or if any Default or Event of Default shall then exist, Borrower shall be deemed to have elected to convert LIBOR Loans into Reference Rate Loans effective as of the expiration date of such current Interest Period.

2.5.4　Number of Interest Periods. Notwithstanding any other provision of this Agreement, after giving effect to any conversion or continuation of any Loans, there shall not be more than seven (7) different Interest Periods in effect.

2.6　Voluntary Termination or Reduction of Commitment. Borrower may, upon not less than five (5) Business Days' prior written notice to Administrative Agent, terminate the Lenders' Commitment to make Loans to Borrower or issue Letters of Credit for Borrower's account, or permanently reduce the Maximum Commitment Amount by a minimum amount of $500,000, unless, after giving effect thereto and to any prepayments of Loans made on the effective date thereof, the sum of the aggregate principal amount of (i) the Outstanding Amount of the Loans and (ii) the Outstanding Amount of L/C Obligations would exceed the Availability. Once reduced in accordance with this Section 2.6, the Maximum Commitment Amount may not be increased except pursuant to Section 2.12. Any reduction of the Commitment amounts shall be applied to each Lender according to its Pro Rata Share. No commitment or extension fees paid prior to the effective date of any reduction of the Maximum Commitment Amount or termination of the Lenders' commitment to make Loans to Borrower or issue Letters of Credit for Borrower's account shall be refunded, and all accrued Facility Fee for the period up to but not including the effective date of any reduction or termination of the Commitments shall be payable on the effective date of such reduction or termination.

2.7　Principal Payments.

2.7.1　Optional Prepayments. Subject to the provisions of Section 3.4, Borrower may, at any time or from time to time, upon at least one (1) Business Day's prior written notice to Administrative Agent with respect to any Reference Rate Loan, or upon at least three (3) Business Day's prior written notice to Administrative Agent with respect to any LIBOR Loan, ratably prepay Loans in full or in part in an amount not less than $500,000 for Reference Rate Loans (or, if less, the aggregate outstanding principal amount of all Reference Rate Loans and/or Swing Loans) or $1,000,000 for LIBOR Loans. Such notice of prepayment shall specify the date and amount of such prepayment and the Type(s) of Loans to be prepaid. Administrative Agent will promptly notify each Lender of its receipt of any such notice and such Lender's Pro Rata Share of such prepayment. If Borrower gives a prepayment notice to Administrative Agent, such notice is irrevocable and the prepayment amount specified in such notice shall be due and payable on the date specified therein, together with accrued interest to such date on the amount prepaid, if required by Administrative Agent, and all amounts required to be paid pursuant to Section 3.4.

2.7.2   Mandatory Repayments.

(a)   Availability Limit. Should the Outstanding Amount of Loans plus the Outstanding Amount of L/C Obligations at any time exceed the Availability, Borrower shall immediately repay such excess to Administrative Agent, for the account of the Lenders and/or deliver to Administrative Agent Cash Collateral pursuant to Section 2.4.5 hereof, in the amount of the excess of the outstanding but undrawn Letters of Credit over the Availability.

(b)   Application of Repayments. Any repayments pursuant to this Section 2.7.2 shall be (i) subject to Section 3.4, and (ii) applied first to any Reference Rate Loans then outstanding and then to LIBOR Loans with the shortest Interest Periods remaining.

2.7.3   Repayment at Maturity. Borrower shall repay the principal amount of all outstanding Loans on the Maturity Date or, if earlier, upon termination of the Lenders' Commitments pursuant to Section 2.6.

2.8   Extension of Maturity Date. Upon Borrower's written request, delivered to Administrative Agent at least sixty (60) days and not more than ninety (90) days prior to the initial Maturity Date, such Maturity Date may be extended for a single period of one (1) year, provided that:

(a)   No Default or Event of Default shall have occurred and remain uncured on the initial Maturity Date, and Administrative Agent shall have received a certificate to that effect signed by a Responsible Officer of Borrower;

(b)   The representations and warranties set forth in this Agreement and the other Loan Documents shall be correct as of the initial Maturity Date as though made on and as of that date, and Administrative Agent shall have received a certificate to that effect signed by a Responsible Officer of Borrower;

(c)   Borrower shall have paid to Administrative Agent, for the account of the Lenders, an extension fee equal to one-quarter of one percent (0.25%) of the Maximum Commitment Amount on the initial Maturity Date; and

(d)   Borrower shall have executed, acknowledged and delivered to Administrative Agent such documents as Administrative Agent reasonably determines to be necessary to evidence the extension of the Maturity Date.

2.9   Interest.

2.9.1   Accrual Rate. Subject to the provisions of Section 2.9.3, each Loan shall bear interest on the outstanding principal amount thereof from the date when made (which, in the case of a drawing on a Letter of Credit, is the date of such drawing) until it becomes due at a rate per annum equal to LIBOR or the Reference Rate, as the case may be, plus the Applicable Margin.

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2.9.2 Payment. Interest on each Loan shall be payable in arrears on each Interest Payment Date. Interest shall also be payable on the date of any repayment of Loans pursuant to Sections 2.7.1 or 2.7.2 for the portion of the Loans so repaid, if required by Administrative Agent, and upon payment (including prepayment) of the Loans in full. During the existence of any Event of Default, interest shall be payable on demand.

2.9.3 Default Interest. Commencing upon the occurrence of any Event of Default, and continuing thereafter while such Event of Default remains uncured, or after maturity or acceleration (unless and until such acceleration is rescinded), Borrower shall pay interest (after as well as before entry of judgment thereon to the extent permitted by law) on the principal amount of all Obligations due and unpaid, at a rate per annum determined by adding 300 basis points to the Applicable Margin then in effect for such Loans and, in the case of Obligations not subject to an Applicable Margin, at a rate per annum equal to the Reference Rate plus 300 basis points; provided, however, that on and after the expiration of any Interest Period applicable to any LIBOR Loan outstanding on the date of occurrence of such Event of Default, the principal amount of such Loan shall, during the continuation of such Event of Default, bear interest at a rate per annum equal to the Reference Rate plus 300 basis points in excess of the Applicable Margin then in effect for Reference Rate Loans.

2.9.4 Maximum Legal Rate. Notwithstanding any contrary provision of this Agreement, if a court ultimately determines that one or more Loans violate applicable usury law, then (a) Borrower shall not be required to pay to a Lender interest on any Loan at a rate in excess of the maximum rate that may lawfully be charged under applicable law; and (b) in the event that any Lender collects interest or other monies deemed to constitute interest such Lender's collection of such amounts has the effect of increasing the effective interest rate on any Loan to a rate in excess of that permitted by applicable law, such excess interest shall, at such Lender's option, be returned to Borrower or credited against the principal balance of the Loans made by such Lender that are then outstanding; provided, however, that if any usury law applies to one or more but fewer than all Lenders, then the Lenders not affected by such usury law shall be entitled to the full amount of interest payable by Borrower under the Loan Documents even though other Lenders may receive or retain less due to such usury law.

2.10 Fees.

2.10.1 Facility Fee. Borrower shall pay to Administrative Agent, for the account of the Lenders (based on their respective Pro Rata Shares), a facility fee (the "Facility Fee") computed based on the annual Facility Fee rate specified in the definition of the term "Applicable Margin," multiplied by the daily weighted average of the Maximum Commitment Amount, in each case measured quarterly and payable quarterly in arrears on (a) each January 1, April 1, July 1, and October 1, commencing July 1, 2004 (for the calendar quarter ending June 30, 2004, but with such initial payment of the Facility Fee pro rated from the Closing Date) and (b) the Maturity Date (with such final payment of the Facility Fee pro rated to the Maturity Date).

2.10.2 Letter of Credit Fees. Borrower shall pay to Administrative Agent, for the account of the Lenders (based on their respective Pro Rata Shares), a letter of credit fee (the "Letter of Credit Fee") for each issued and outstanding Letter of Credit in an amount equal to the Applicable LIBOR Margin multiplied by the face amount of such Letter of Credit. The Letter of Credit Fees shall be due and payable quarterly in arrears on (a) each January 1, April 1, July 1, and October 1, commencing July 1, 2004 (for the calendar quarter ending June 30, 2004, but with such initial payment of the Letter of Credit Fee pro rated from the Closing Date) and (b) the Maturity Date (with such final payment of the Letter of Credit Fee pro rated to the Maturity Date). Borrower shall also pay to Administrative Agent, for the account of the L/C Issuer, at the time each Letter of Credit is issued, a fronting fee (the "Fronting Fee") in an amount equal to the greater of (i) twelve and one-half (12.5) basis points multiplied by the face amount of the Letter of Credit, or (ii) $1,250. In addition, Borrower shall pay directly to the L/C Issuer for its own account the other customary administrative, issuance, presentation, amendment and other processing fees, and other standard costs and charges, of the L/C Issuer relating to letters of credit as from time to time in effect. Such customary fees and standard costs and charges are due and payable on demand and are nonrefundable.

    2.10.3 <u>Other Fees</u>. Borrower shall pay to Administrative Agent, for its own account, for the account of the L/C Issuer or for the account of the Lenders, as applicable, such other fees as are required by the letter agreement, dated January 21, 2004 and accepted and agreed to by Borrower on January 23, 2004 (the "<u>Fee Letter</u>") between Borrower and Administrative Agent.

    2.11 <u>Computation of Fees and Interest</u>. All computations of interest for Reference Rate Loans when the Reference Rate is determined by BankAmerica's "prime rate" shall be made on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed. All other computations of interest and fees under this Agreement shall be made on the basis of a 360-day year and actual days elapsed, which results in more interest or fees being paid than if computed on the basis of a 365-day year. Interest and fees shall accrue during each period during which interest or such fees are computed from the first day thereof to the last day thereof. Any change in the interest rate on a Loan resulting from a change in the Reference Rate or the applicable reserve requirement, deposit insurance assessment rate or other regulatory cost shall become effective as of the opening of business on the day on which such change in the Reference Rate or such reserve requirement, assessment rate or other regulatory cost becomes effective. Each determination of an interest rate by Administrative Agent pursuant to any provision of this Agreement shall be conclusive and binding on Borrower and the Lenders in the absence of manifest error.

    2.12 <u>Increase in Maximum Commitment Amount</u>.

    2.12.1 <u>Request for Increase</u>. Subject to the provisions of <u>Section 2.6</u>, on the terms and subject to the conditions set forth in this <u>Section 2.12</u>, Borrower may, at any time and from time to time prior to the Maturity Date, by written notice to Administrative Agent, request an increase in the Maximum Commitment Amount by (i) first permitting any Lender to increase its Commitment (and accordingly increase the Maximum Commitment Amount by such amount), or (ii) thereafter inviting any Eligible Assignee that has previously been approved by Administrative Agent in writing to become a Lender under this Agreement and to provide a commitment to lend hereunder (and accordingly increase the Maximum Commitment Amount by such amount); <u>provided</u>, however, that in no event shall such actions cause the Maximum Commitment Amount to increase above $225,000,000.

2.12.2 <u>No Lender Consent Required</u>. Each of the Lenders acknowledges and agrees that, notwithstanding any contrary provision of <u>Section 11.1</u>, (i) its consent to any such increase in the Maximum Commitment Amount shall not be required, and (ii) Eligible Assignees may be added to this Agreement and any Lender may increase its Commitment without the consent or agreement of the other Lenders (<u>provided</u>, however, that no Lender's Commitment may be increased without such Lender's consent), so long as Administrative Agent and Borrower have consented in writing to such Eligible Assignee or the increase in the Commitment of any of the Lenders, as applicable.

2.12.3 <u>Administrative Agent Consent and Conditions to Increase</u>. Administrative Agent shall not unreasonably withhold its consent to Borrower's request for an increase in the Maximum Commitment Amount under this <u>Section 2.12</u> <u>provided</u> that Borrower satisfies all of the following conditions precedent:

(a) No Default or Event of Default shall have occurred and remain uncured on the Effective Date (as hereinafter defined), and Administrative Agent shall have received a certificate to that effect signed by an officer of Borrower;

(b) any Eligible Assignee is acceptable to Administrative Agent in its reasonable discretion;

(c) Borrower and each such Lender or Eligible Assignee shall have executed and delivered to Administrative Agent supplemental signature pages to this Agreement, in the form of <u>Exhibit D-1</u> attached hereto in the case of a Lender, or in the form of <u>Exhibit D-2</u> hereto in the case of an Eligible Assignee (each, a "<u>Supplemental Signature Page</u>");

(d) Borrower shall have paid to Administrative Agent, for the account of such Lender or Eligible Assignee, Administrative Agent and the Arranger, as applicable, a commitment fee and/or an arrangement fee in an amount reasonably satisfactory to Administrative Agent and Borrower;

(e) Administrative Agent shall have sent written notice of each such request by Borrower to the Lenders, together with notice of such Eligible Assignee's Commitment or such Lender's increased Commitment, as the case may be, and the effective date (the "<u>Effective Date</u>") of such increase in the Maximum Commitment Amount as set forth on the Supplemental Signature Page; and

(f) all requirements of this <u>Section 2.12</u> shall have been satisfied.

2.12.4 <u>Rights of Eligible Assignees</u>. Upon the Effective Date, and notwithstanding any contrary provision of this Agreement (a) each such Eligible Assignee shall become a party to this Agreement, and thereafter shall have all of the rights and obligations of a Lender hereunder, (b) each such Eligible Assignee or Lender shall simultaneously pay to Administrative Agent, for distribution to the Lenders whose Pro Rata Shares of the combined Commitments of all of the Lenders have decreased as a result of the new Commitment of such Eligible Assignee or the increased Commitment of such Lender, an amount equal to the product of such Eligible Assignee's Pro Rata Share (or the increase in such Lender's Pro Rata Share),

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expressed as a decimal, multiplied by the aggregate outstanding principal amount of the Loans on the date of determination, and (c) each such Eligible Assignee or Lender shall thereafter be obligated to make its Pro Rata Share of Borrowings to Borrower and shall be obligated to participate in Letter of Credit risk participations and L/C Advances up to and including the amount of such Eligible Assignee's or Lender's Pro Rata Share of the increased Maximum Commitment Amount, on the terms and subject to the conditions set forth in this Agreement.

2.12.5 <u>Conditions of Increase in Maximum Commitments</u>. Notwithstanding any contrary provision of this <u>Section 2.12</u>, no increase in the Maximum Commitment Amount will be permitted unless (a) all then outstanding Loans constitute Reference Rate Loans, or (b) the Interest Periods for all outstanding LIBOR Loans will expire (and any new Interest Periods for any such LIBOR Loans will commence) concurrently with the date on which any increase in the Maximum Commitment Amount becomes effective, or (c) Borrower pays to Administrative Agent, for the account of Lenders, all costs arising under <u>Section 3.4</u> as a result of such increase in the Maximum Commitment Amount.

2.13 <u>Payments by Borrower</u>.

2.13.1 <u>Timing of Payments</u>. All payments (including prepayments) made by Borrower on account of principal, interest, fees and other amounts required hereunder shall be made without set-off or counterclaim. All such payments (other than payments on Swing Loans, which shall be made to Administrative Agent for the account of the Swing Line Lender) shall, except as otherwise expressly provided herein, be made to Administrative Agent for the account of the Lenders at Administrative Agent's Payment Office, in dollars and in immediately available funds, no later than 11:00 a.m. San Francisco time on the date specified herein. Any payment received by Administrative Agent later than 11:00 a.m. San Francisco time shall be deemed to have been received on the immediately succeeding Business Day and any applicable interest or fee shall continue to accrue. Administrative Agent will promptly (and in any event, not later than two (2) Business Days after Administrative Agent's actual receipt) distribute to each Lender its Pro Rata Share (or other applicable share as provided herein) of such payment in like funds as received; <u>provided</u>, however, if and to the extent Administrative Agent shall receive any such payment for the account of Lenders on or before 11:00 a.m. San Francisco time on any Business Day and Administrative Agent shall not have distributed to each Lender its Pro Rata Share (or other applicable share as provided herein) on such Business Day, the distribution to each Lender when made shall include interest at the Federal Funds Rate for each day from the date of Administrative Agent's actual receipt of such payment from Borrower until the date Administrative Agent distributes to each Lender its Pro Rata Share (or other applicable share as provided herein).

2.13.2 <u>Non-Business Days</u>. Subject to the provisions set forth in the definition of the term "Interest Period," whenever any payment hereunder is stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or fees, as the case may be.

2.13.3 <u>Payment May be Made by Administrative Agent</u>. Unless Administrative Agent receives notice from Borrower prior to the date on which any payment is due and payable to the Lenders that Borrower will not make such payment in full as and when required, Administrative Agent may assume that Borrower has made such payment in full to Administrative Agent on such date in immediately available funds and Administrative Agent may (but shall not be so required), in reliance upon such assumption, distribute to each Lender on such date an amount equal to the amount then due and payable to such Lender. If and to the extent Borrower has not made such payment in full to Administrative Agent, each Lender shall repay to Administrative Agent on demand the amount distributed to such Lender, together with interest thereon at the Federal Funds Rate for each day from the date such amount is distributed to such Lender until the date repaid.

2.13.4 <u>Recovery of Payments</u>. To the extent that Borrower makes a payment to Administrative Agent or the Lenders, or Administrative Agent or any Lender exercises the right of setoff, and such payment or the proceeds of such set-off or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including by any settlement) to be repaid to a trustee, receiver, Borrower or any other Person, in connection with any Insolvency Proceeding or otherwise, then (a) to the extent of such recovery the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such set-off had not occurred, and (b) each Lender severally agrees to pay to Administrative Agent upon demand its Pro Rata Share of any amount so recovered from or repaid by Administrative Agent.

2.14   <u>Payments by the Lenders to Administrative Agent</u>.

2.14.1 <u>Administrative Agent May Make Borrowings Available</u>. With respect to any Borrowing, unless Administrative Agent receives notice from a Lender at least one (1) Business Day prior to the date of such Borrowing, that such Lender will not make available to Administrative Agent, for the account of Borrower, the amount of that Lender's Pro Rata Share of the Borrowing as and when required hereunder, Administrative Agent may assume that each Lender has made such amount available to Administrative Agent in immediately available funds on the Borrowing date and Administrative Agent may (but shall not be so required), in reliance upon such assumption, make available to Borrower on such date a corresponding amount. If and to the extent any Lender shall not have made its full amount available to Administrative Agent in immediately available funds and Administrative Agent in such circumstances has made available to Borrower such amount, that Lender shall, on the Business Day following such Borrowing date, make such amount available to Administrative Agent, together with interest at the Federal Funds Rate for each day during such period. A notice of Administrative Agent submitted to any Lender with respect to amounts owing under this <u>Section 2.14</u> shall be conclusive absent manifest error. If such amount is so made available, such payment to Administrative Agent shall constitute such Lender's Loan on the date of Borrowing for all purposes of this Agreement. If such amount is not made available to Administrative Agent on the Business Day following the Borrowing date, Administrative Agent will notify Borrower of such failure to fund and, upon demand by Administrative Agent, Borrower shall pay such amount to Administrative Agent for Administrative Agent's account, together with interest thereon for each day elapsed since the date of such Borrowing, at a rate per annum equal to the interest rate applicable at the time to the Loans comprising such Borrowing.

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2.14.2 Defaulting Lender's Failure. The failure of any Defaulting Lender to make any Loan on any Borrowing date shall not relieve any other Lender of any obligation hereunder to make a Loan on such borrowing date, but no Lender shall be responsible for the failure of any other Lender to make the Loan to be made by such other Lender on any Borrowing date.

2.15 Sharing of Payments, Etc. If, other than as expressly provided elsewhere herein, any Lender shall obtain on account of the Obligations owing to it any payment (whether voluntary, involuntary, or otherwise) in excess of its ratable share (or other share contemplated hereunder), such Lender shall immediately (a) notify Administrative Agent of such fact, and (b) purchase from the other Lenders such participations in the Loans made by them as shall be necessary to cause such purchasing Lender to share the excess payment pro rata with each of them; provided, however, that if all or any portion of such excess payment is thereafter recovered from the purchasing Lender, such purchase shall to that extent be rescinded, and each other Lender shall repay to the purchasing Lender the purchase price paid therefor, together with an amount equal to such paying Lender's ratable share (according to the proportion of (i) the amount of such paying Lender's required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered. Borrower agrees that any Lender so purchasing a participation from another Lender may, to the fullest extent permitted by law, exercise all its rights of payment (other than the right of set-off) with respect to such participation as fully as if such Lender were the direct creditor of Borrower in the amount of such participation; provided, however, that Borrower shall not be obligated to pay any amount more than once as a result of such participation. Administrative Agent will keep records (which shall be conclusive and binding in the absence of manifest error) of participations purchased under this Section 2.15 and will in each case notify the Lenders following any such purchases or repayments.

2.16 Defaulting Lender.

2.16.1 Notice and Cure of Lender Default; Election Period; Electing Lenders. Administrative Agent shall promptly notify (such notice being referred to as the "Defaulting Lender Notice") Borrower and each non-Defaulting Lender if any Lender is a Defaulting Lender. Each non-Defaulting Lender shall have the right, but in no event or under any circumstance the obligation, to fund any amount that a Defaulting Lender fails to fund (the "Defaulting Lender Amount"), provided that, within twenty (20) days after the date of the Defaulting Lender Notice (the "Election Period"), such non-Defaulting Lender or Lenders (each such Lender, an "Electing Lender") irrevocably commit(s) by notice in writing (an "Election Notice") to Administrative Agent, the other Lenders and Borrower to fund the Defaulting Lender Amount. If Administrative Agent receives more than one Election Notice within the Election Period, then the commitment to fund the Defaulting Lender Amount shall be apportioned pro rata among the Electing Lenders in the proportion that the amount of each such Electing Lender's Commitment bears to the total Commitments of all Electing Lenders. If the Defaulting Lender fails to pay the Defaulting Lender Amount within the Election Period, (a) the Electing Lender or Lenders, as applicable, shall be automatically obligated to fund the Defaulting Lender Amount (and Defaulting Lender shall no longer be entitled to fund such Defaulting Lender Amount) within three (3) Business Days after such notice to Administrative Agent, which Defaulting Lender Amount shall be applied towards reimbursement to Administrative Agent or payment to Borrower as applicable, and (b) Borrower may enforce any rights it may have under this Agreement, at law or in equity, against Defaulting Lender. Notwithstanding any contrary provision of this Agreement, if Administrative Agent has funded the Defaulting Lender Amount, Administrative Agent shall be entitled to reimbursement from the Electing Lenders for its portion of the Defaulting Lender Amount.

                2.16.2 <u>Removal of Rights; Indemnity</u>. Administrative Agent shall not be obligated to transfer to a Defaulting Lender any payments made by or on behalf of Borrower to Administrative Agent for the Defaulting Lender's benefit; nor shall a Defaulting Lender be entitled to the sharing of any payments hereunder or under any Note until all Defaulting Lender Amounts are paid in full. Administrative Agent shall hold all such payments received or retained by it for the account of such Defaulting Lender. Amounts payable to a Defaulting Lender shall be paid by Administrative Agent to reimburse Administrative Agent and any Electing Lender pro rata for all Defaulting Lender Amounts funded by such Persons. Solely for the purposes of voting or consenting to matters with respect to the Loan Documents, a Defaulting Lender shall be deemed not to be a "Lender" and such Defaulting Lender's Commitment shall be deemed to be zero. A Defaulting Lender shall have no right to participate in any discussions among and/or decisions by Lenders hereunder and/or under the other Loan Documents. This Section shall remain effective with respect to a Defaulting Lender until such time as the Defaulting Lender shall no longer be in default of any of its obligations under this Agreement by curing such default by payment of all Defaulting Lender Amounts (a) within the Election Period, or (b) after the Election Period with the consent of the non-Defaulting Lenders. Such Defaulting Lender nonetheless shall be bound by any amendment to, or waiver of, any provision of, or any action taken or omitted to be taken by Administrative Agent and/or the non-Defaulting Lenders under, any Loan Document which is made subsequent to the Defaulting Lender's becoming a Defaulting Lender and prior to such cure or waiver. The operation of this Section or the Section above alone shall not be construed to increase or otherwise affect the Commitment of any non-Defaulting Lender, or to relieve or excuse the performance by Borrower of its duties and obligations hereunder or under any of the other Loan Documents. Furthermore, nothing contained in this Section shall release or in any way limit a Defaulting Lender's obligations as a Lender hereunder and/or under any other of the Loan Documents. Further, a Defaulting Lender shall indemnify and hold harmless Administrative Agent and each of the non-Defaulting Lenders from any claim, loss, or costs incurred by Administrative Agent and/or the non-Defaulting Lenders as a result of a Defaulting Lender's failure to comply with the requirements of this Agreement, including any and all additional losses, damages, costs and expenses (including attorneys' fees) incurred by Administrative Agent and any non-Defaulting Lender as a result of and/or in connection with (i) a non-Defaulting Lender's acting as an Electing Lender, (ii) any enforcement action brought by Administrative Agent against a Defaulting Lender, and (iii) any action brought against Administrative Agent and/or Lenders. The indemnification provided above shall survive any termination of this Agreement.

                2.16.3 <u>Commitment Adjustments</u>. In connection with the adjustment of the amounts of the Commitments of the Defaulting Lender and Electing Lender(s) upon the expiration of the Election Period described above, Borrower, Administrative Agent and Lenders shall execute such modifications to the Loan Documents as shall, in the reasonable judgment of Administrative Agent, be necessary or desirable in connection with the adjustment of the amounts of Commitments in accordance with the foregoing provisions of this Section. For the purpose of voting or consenting to matters with respect to the Loan Documents such modifications shall also reflect the removal of voting rights of the Defaulting Lender and increase in voting rights of Electing Lenders to the extent an Electing Lender has funded the Defaulting Lender Amount. In connection with such adjustments, each Defaulting Lender shall execute and deliver an Assignment and Assumption covering that Lender's Commitment and otherwise comply with Section 11.6. If a Lender refuses to execute and deliver such Assignment and Assumption or otherwise comply with Section 11.6, such Lender hereby appoints Administrative Agent to do so on such Lender's behalf. Administrative Agent shall distribute an amended schedule of Lenders, which shall thereafter be incorporated into this Agreement, to reflect such adjustments. However, all such Defaulting Lender Amounts funded by Administrative Agent or Electing Lenders shall continue to be Defaulting Lender Amounts of the Defaulting Lender pursuant to its obligations under this Agreement.

     2.16.4 No Election. In the event that no Lender elects to commit to fund a Defaulting Lender Amount within the applicable Election Period, Administrative Agent shall, upon the expiration of such Election Period, so notify Borrower and each Lender.

     2.17 Increases and Decreases in Pro Rata Shares From Existing Agreement. Upon Borrower's satisfaction of all of the conditions set forth in Section 5.1 of this Agreement, each Lender whose Pro Rata Share of the combined Commitments of all of the Lenders has increased, as evidenced by the difference for each Lender between the Pro Rata Share reflected in the Existing Agreement and the Pro Rata Share reflected in this Agreement, shall pay to Administrative Agent, for distribution to the Lenders whose Pro Rata Shares of the combined Commitments of all of the Lenders has decreased pursuant to this Agreement, an amount equal to the product of the increase in such Lender's Pro Rata Share (expressed as a decimal) multiplied by the aggregate outstanding principal amount of the Loans on the date of determination.

3.   TAXES, YIELD PROTECTION AND ILLEGALITY.

     3.1 Taxes. If any payments to Administrative Agent under this Agreement are made from outside the United States, Borrower will not deduct any foreign taxes from any payments it makes to Administrative Agent. If any taxes (other than taxes on a Lender's net income or gross receipts, or franchise or similar taxes payable by a Lender) are at any time imposed on any payments under or in respect of this Agreement or any instrument or agreement required hereunder, including payments made pursuant to this Section 3.1, Borrower shall pay all such taxes and shall also pay to Administrative Agent, for the account of the applicable Lender, at the time interest is paid, all additional amounts which such Lender specifies as necessary to preserve the yield, after payment of such taxes, that such Lender would have received if such taxes had not been imposed.

     3.2 Illegality.

       (a) If any Lender determines that (i) the introduction of any Requirements of Law, or any change in any Requirements of Law or in the interpretation or administration thereof, has made it unlawful, or (ii) any central bank or other Governmental Authority has asserted that it is unlawful, for such Lender or its applicable Lending Office to

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make LIBOR Loans, then, on notice thereof by such Lender to Borrower and Administrative Agent, the obligation of such Lender to make LIBOR Loans shall be suspended until such Lender shall have notified Borrower and Administrative Agent that the circumstances giving rise to such determination no longer exist.

(b)   If any Lender determines that it is unlawful to maintain any LIBOR Loan, Borrower shall, upon its receipt of notice of such fact and demand from such Lender (with a copy to Administrative Agent), prepay in full all LIBOR Loans of that Lender then outstanding, together with interest accrued thereon and any amounts required to be paid in connection therewith pursuant to Section 3.4, either on the last day of the Interest Period thereof, if such Lender may lawfully continue to maintain such LIBOR Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such LIBOR Loans.

(c)   Notwithstanding any contrary provision of Section 2.1, if Borrower is required to prepay any LIBOR Loan immediately as provided in Section 3.2(b), then concurrently with such prepayment Borrower shall borrow a Reference Rate Loan from the affected Lender in the amount of such repayment.

(d)   If the obligation of any Lender to make or maintain LIBOR Loans has been terminated, Borrower may elect, by giving notice to such Lender through Administrative Agent, that all Loans which would otherwise be made by such Lender as LIBOR Loans shall instead be Reference Rate Loans.

(e)   Before giving any notice to Administrative Agent or Borrower pursuant to this Section 3.2, the affected Lender shall designate a different Lending Office with respect to its LIBOR Loans if such designation would avoid the need for giving such notice or making such demand and would not, in the judgment of such Lender, be illegal or otherwise disadvantageous to such Lender.

3.3   Increased Costs and Reduction of Return.

(a)   If any Lender determines that, due to either (i) the introduction of, or any change (other than a change by way of imposition of, or increase in, reserve requirements included in the LIBOR Reserve Percentage) in or in the interpretation of, any law or regulation or (ii) the compliance by such Lender (or its Lending Office) or any entity controlling such Lender with any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law), there shall be any increase in the cost to such Lender of agreeing to make or making, funding or maintaining any LIBOR Loans, or issuing or participating in Letters of Credit, or a reduction in the amount received or receivable by such Lender in connection with any of the foregoing, then Borrower shall be liable for, and shall from time to time, upon demand therefor by such Lender with a copy to Administrative Agent, pay to Administrative Agent for the account of such Lender such additional amounts as are sufficient to compensate such Lender for such increased costs.

(b)   If any Lender determines that (i) the introduction of any Capital Adequacy Regulation, (ii) any change in any Capital Adequacy Regulation, (iii) any change in the interpretation or administration of any Capital Adequacy Regulation by any central bank or other Governmental Authority charged with the interpretation or administration thereof, or (iv) compliance by such Lender (or its Lending Office), or any corporation controlling such Lender, with any Capital Adequacy Regulation affects or would affect the amount of capital that such Lender or any corporation controlling such Lender is required or expected to maintain, and such Lender (taking into consideration such Lender's or such corporation's policies with respect to capital adequacy and such Lender's desired return on capital) determines that the amount of such capital is increased as a consequence of any of its loans, credits or obligations under this Agreement, then, upon sixty (60) days' notice from such Lender to Borrower through Administrative Agent, Borrower shall immediately pay to Administrative Agent, for the account of such Lender, from time to time as specified by such Lender, additional amounts sufficient to compensate such Lender for such increase.

3.4   Funding Losses. Borrower agrees to pay to Administrative Agent, from time to time, for the account of the Lenders, any amount that would be necessary to reimburse the Lenders for, and to hold the Lenders harmless from, any loss or expense which the Lenders may reasonably sustain or incur as a consequence of:

(a)   the failure of Borrower to make any required payment or prepayment of principal of any LIBOR Loan (including payments made after any acceleration thereof);

(b)   the failure of Borrower to borrow, continue or convert a Loan after Borrower has given a Notice of Borrowing or Conversion/Continuation;

(c)   the failure of Borrower to make any prepayment after Borrower has given a notice in accordance with Section 2.7.1;

(d)   the prepayment (including pursuant to Section 2.7.2) of a LIBOR Loan on a day which is not the last day of the Interest Period with respect thereto;

(e)   the conversion pursuant to Section 2.5 of any LIBOR Loan to a Reference Rate Loan on a day that is not the last day of the respective Interest Period;

including any such loss or expense arising from the liquidation or reemployment of funds obtained to maintain the LIBOR Loans hereunder or from fees payable to terminate the deposits from which such funds were obtained. Solely for purposes of calculating amounts payable by Borrower to Administrative Agent, for the account of Lenders, under this Section 3.4, each LIBOR Loan (and each related reserve, special deposit or similar requirement) shall be conclusively deemed to have been funded at the rate of interest used to determine such LIBOR Loan by a matching deposit or other borrowing in the applicable offshore dollar interbank market for a comparable amount and for a comparable period, whether or not such LIBOR Loan is in fact so funded.

3.5   Inability to Determine Rates. If any Lender determines that for any reason adequate and reasonable means do not exist for ascertaining the LIBOR Rate for any requested Interest Period with respect to a proposed LIBOR Loan or that the LIBOR Rate applicable pursuant to Section 2.9.1 for any requested Interest Period with respect to a proposed LIBOR Loan does not adequately and fairly reflect the cost to such Lender of funding such Loan, such

Lender will forthwith give notice of such determination to Borrower through Administrative Agent. Thereafter, the obligation of such Lender to make or maintain LIBOR Loans hereunder shall be suspended until such Lender revokes such notice in writing. Upon receipt of such notice, Borrower may revoke any Notice of Borrowing or Conversion/Continuation then submitted by it. If Borrower does not revoke such notice, the affected Lender shall make, convert or continue the Loans, as proposed by Borrower, in the amount specified in the applicable notice submitted by Borrower, but such Loans shall be made, converted or continued as Reference Rate Loans instead of LIBOR Loans.

3.6   Certificate of Lender. Any Lender, if claiming reimbursement or compensation pursuant to this Article 3, shall deliver to Borrower through Administrative Agent a certificate setting forth in reasonable detail the amount payable to such Lender hereunder, and such certificate shall be conclusive and binding on Borrower in the absence of manifest error.

3.7   Survival. The agreements and obligations of Borrower in this Article 3 shall survive the payment and performance of all other Obligations for a period of four (4) years after the Maturity Date.

4.   UNENCUMBERED ASSET POOL.

4.1   Additions of Property to the Unencumbered Asset Pool.

(a)   In addition to the real property described in Exhibit A attached hereto, Borrower may from time to time request that Administrative Agent add a new property (a "Nominated Property") to the Unencumbered Asset Pool. To become an Unencumbered Asset Pool Property, a Nominated Property must satisfy each of the following conditions:

(1)   Borrower or a Permitted Affiliate shall hold fee simple title to such Nominated Property (except in the case of Bristol Commons, in which case Borrower shall own a 99% interest in such property);

(2)   Such Nominated Property is operated as residential apartments, with no more than fifteen percent (15%) of gross revenue generated by retail tenants;

(3)   Such Nominated Property shall have minimum occupancy of eighty percent (80%), and if admitted to the Unencumbered Asset Pool, would not cause the aggregate occupancy of the Unencumbered Asset Pool Properties to be less than ninety percent (90%);

(4)   Administrative Agent shall have received a copy of a Phase I environmental site assessment for such Nominated Property, in form and substance reasonably acceptable to Administrative Agent and prepared within one (1) year of its delivery, and such environmental site assessment (i) shall not disclose the presence of any material toxic or Hazardous Substances on the Nominated Property (other than asbestos or asbestos containing materials ("ACM") or Hazardous Substances used for cleaning, pool and other chemicals typically located on residential properties that are otherwise consistent with all applicable laws); and (ii) if such environmental site assessment discloses the presence of asbestos or ACM on the Nominated Property, all such asbestos or ACM shall be in a condition reasonably acceptable to

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Administrative Agent, shall be subject to an O&M Plan reasonably acceptable to Administrative Agent, and Borrower or a Permitted Affiliate, as applicable, shall be performing its obligations under such O&M Plan in a manner reasonably acceptable to Administrative Agent;

(5)   Such Nominated Property shall be free of all liens, encumbrances and negative pledges, except for the following permitted liens ("Permitted Liens"): (i) liens for taxes, assessments or governmental charges or levies to the extent that Borrower or a Permitted Affiliate is not yet required to pay the amount secured thereby; and (ii) liens imposed by law, such as carrier's, warehouseman's, mechanic's, materialman's and other similar liens, arising in the ordinary course of business in respect of obligations that are not overdue or are being actively contested in good faith by appropriate proceedings and in compliance with Section 6.14(c) hereof, as long as Borrower or a Permitted Affiliate, as applicable, has established and maintained adequate reserves for the payment of the same and, by reason of nonpayment, no property of Borrower or a Permitted Affiliate, as applicable, is in danger of being lost or forfeited; and (iii) easements; covenants, conditions and restrictions; reciprocal easement and access agreements and similar agreements relating to ownership and operation.

Nominated Properties that satisfy all of the foregoing conditions, subject to Section 4.2, will automatically become Unencumbered Asset Pool Properties so long as Guarantor has a BBB-/Baa3 or better credit rating from any Rating Agency at the time such conditions are satisfied. If Guarantor's credit rating is less than BBB-/Baa3, Nominated Properties will become Unencumbered Asset Pool Properties at the sole and absolute discretion of the Required Lenders.

(b)   Borrower may from time to time elect to remove an Unencumbered Asset Pool Property from the Unencumbered Asset Pool. Borrower shall make such an election by giving Administrative Agent notice in writing, setting forth the identity of the Unencumbered Asset Pool Property and the requested date of removal no less than thirty (30) days before the requested date of removal. With such notice, Borrower shall also deliver a compliance certificate substantially similar to the form of Exhibit E (a "Compliance Certificate") signed and certified by an authorized financial officer of Borrower (i) setting forth the information and computations (in sufficient detail) to determine the Unencumbered Asset Pool Value after such removal and to establish that Borrower will be in compliance with all financial covenants set forth in this Agreement following such removal, (ii) stating specifically that the aggregate Outstanding Amount of Loans plus the Outstanding Amount of L/C Obligations after such removal will be less than or equal to the Availability, and (iii) setting forth whether there exists or to the best of Borrower's knowledge as of the date of such removal there will exist, any Default or Event of Default and, if any such Default or Event of Default exists, specifying the nature thereof and the action Borrower is taking and proposes to take with respect thereto. At the time of any such removal, Borrower shall pay Administrative Agent all reasonable attorneys' fees (including fees for in-house counsel) incurred by Administrative Agent in connection with removing the property from the Unencumbered Asset Pool and shall make any payments to continue compliance with the terms of this Agreement, including those relating to the requirement that the aggregate Outstanding Amount of Loans plus the Outstanding Amount of L/C Obligations not exceed the Availability, necessary as a result of the requested removal. Borrower may not remove the Unencumbered Asset Pool Property until it has complied with the terms of this Section 4.1(b).

(c)   Administrative Agent may, at its option, remove any property from the Unencumbered Asset Pool if it determines in its reasonable discretion that the property no longer satisfies all of the conditions set forth in Section 4.1(a), provided that Administrative Agent first gives Borrower written notice that the property no longer meets the conditions for being an Unencumbered Asset Pool Property set forth in Section 4.1(a), together with the reason or reasons why it does not, and gives Borrower thirty (30) days after receipt of such notice to cure the defect. At the time of any such removal, Borrower shall pay Administrative Agent all reasonable attorneys' fees (including fees for in-house counsel) incurred by Administrative Agent in connection with removing the property from the Unencumbered Asset Pool, and shall make any payments to continue compliance with the terms of this Agreement, including but not limited to those relating to the requirement that the that the aggregate Outstanding Amount of Loans plus the Outstanding Amount of L/C Obligations not exceed the Availability, necessary as a result of such removal. If the Unencumbered Asset Pool as a whole fails to meet any of the conditions set forth in Section 4.1(a), and any one of two or more properties might be removed to maintain compliance of the Unencumbered Asset Pool as a whole with the conditions set forth in Section 4.1(a), then Borrower shall select the property or properties to be removed, provided that if it does not do so within ten (10) days of written request to do so from Administrative Agent, then Administrative Agent may in its sole discretion select the property or properties to remove and so remove them. Notwithstanding the foregoing, the properties commonly known as Marina Cove and Marina City Club shall not cease to be an Unencumbered Asset Pool Property solely because that property has been acquired by ground lease and not by fee simple.

4.2   Delivery of Information. In connection with each request to add a Nominated Property to the Unencumbered Asset Pool, Borrower will submit to Administrative Agent all of the following information and documentation:

(a)   A current Phase I environmental site assessment for such Nominated Property addressed to Borrower or a Permitted Affiliate, as applicable; provided, however, that Borrower shall not be required to resubmit a Phase I environmental site assessment to Administrative Agent for any Unencumbered Asset Pool Property listed on Exhibit A attached hereto;

(b)   A title insurance policy insuring Borrower's or a Permitted Affiliate's fee title to such Nominated Property free of any Liens, except for Permitted Liens, and a current title report with respect to such Nominated Property; provided, however, Borrower shall not be required to resubmit a title insurance policy to Administrative Agent for any Unencumbered Asset Pool Property listed on Exhibit A attached hereto;

(c)   A current rent roll and leasing status report for such Nominated Property;

(d)   An operating statement for such Nominated Property (which shall include a detailed analysis of the net operating income generated from such property, including gross rental receipts, detailed operating expenses, capital expenditures and other relevant information) for the four (4) most recent consecutive calendar quarters for which Borrower has operating information (or, if operating information for fewer than four (4) consecutive calendar quarters is available to Borrower, an operating statement for such Nominated Property for the number of the most recent consecutive calendar quarters for which Borrower has operating information);

(e)　　if such Nominated Property is owned by a Permitted Affiliate, a Payment Guaranty, executed by such Permitted Affiliate, together with all of the items described in Sections 5.1.1(b), (c), (d), (e) and (f) with respect to such Permitted Affiliate; and

(f)　　any other information, documentation or other items relating to the Nominated Property that Administrative Agent may require in its sole discretion.

Notwithstanding any thing to the contrary contained herein, no property owned by any subsidiary of Borrower of Guarantor shall be counted as an Unencumbered Asset Pool Property unless such property is nominated as a Nominated Property pursuant to Section 4.1 and Section 4.2 and the subsidiary becomes a "Permitted Affiliate" hereunder by executing the Payment Guaranty and delivering the other documents described in Section 4.2(e) hereof.

5.　　CONDITIONS TO DISBURSEMENTS.

5.1　　Conditions to Initial Loans.　The obligation of the Lenders to make the initial Loan after the Closing Date is subject to the satisfaction of all of the following conditions precedent:

5.1.1　　Deliveries to Administrative Agent.　Administrative Agent shall have received each of the following items, in form and substance satisfactory to Administrative Agent:

(a)　　Loan Documents.　This Agreement, each Note (including the Swing Line Note), the Guaranty, each Payment Guaranty issued by each Permitted Affiliate listed on Schedule 1.4, and each other document Administrative Agent may reasonably require, executed and acknowledged as appropriate;

(b)　　Authorizations.　Evidence that the execution, delivery and performance by Borrower, Guarantor and each Permitted Affiliate, as the case may be, of this Agreement and the other Loan Documents have been duly authorized, executed and delivered by Responsible Officers of Borrower, Guarantor and each Permitted Affiliate, including, without limitation, authorizing resolutions and incumbency certificates for such Responsible Officers;

(c)　　Governing Documents.　Copies of Borrower's current partnership agreement and certificate of limited partnership and any amendments and modifications thereto, and Guarantor's articles of incorporation and any amendments and modifications thereto, and each Permitted Affiliate's organizational or formation documents;

(d)　　Good Standing.　If required by Administrative Agent, Certificates of Good Standing for Borrower, Guarantor and each Permitted Affiliate from their respective states of organization and from any other state in which Borrower, Guarantor and each Permitted Affiliate is required to qualify to conduct its business;

(e)   Legal Opinions. A written opinion of Borrower's legal counsel and a written opinion of Guarantor's and each Permitted Affiliate's legal counsel, each covering such matters as Administrative Agent may reasonably require. The legal counsel and the terms of the opinion must be reasonably acceptable to Administrative Agent;

(f)   Insurance. If required by Administrative Agent, evidence of any insurance coverage required by Section 6.1.3 of this Agreement;

(g)   Certificate Regarding No Default or Material Adverse Change. A certificate of Borrower's Responsible Officer, dated the Closing Date, certifying that (i) the representations and warranties contained in Article 7 are true and correct on and as of such date, as though made on and as of such date; (ii) the calculation of the Availability as of the Closing Date is true and correct on and as of such date; (iii) no Default or Event of Defaults exists or would result from the extensions of credit advanced on the Closing Date; and (iv) no material adverse change in the business, assets, operations, condition (financial or otherwise) or prospects of Borrower, Guarantor or any of their subsidiaries or Affiliates has occurred since December 31, 2003, and Guarantor's senior unsecured debt rating has not changed since June 30, 2003;

(h)   Other Items. Any other items that Administrative Agent reasonably requires.

5.1.2   Payment of Fees. Borrower shall have paid to Administrative Agent, for its own account or for the account of the Lenders, as applicable, the fees set forth in the Fee Letter that are due on or before the Closing Date.

5.1.3   Payment of Expenses. Payment of the expenses of preparing this Agreement and the other Loan Documents, including reasonable attorneys' fees and costs, the review of any Phase I environmental site assessments, and any and all other fees due from Borrower to Administrative Agent.

5.2   Conditions of Each Borrowing or Issuance of Letter of Credit. The obligation of the Lenders to make any Loan (including the initial Loan) or of BankAmerica to issue any Letter of Credit is subject to the satisfaction of all of the following conditions precedent on the relevant borrowing date:

(a)   Administrative Agent shall have received a Notice of Borrowing or Conversion/Continuation requesting an extension of credit;

(b)   The requested extension of credit shall not cause the aggregate outstanding principal amount of the Loans to exceed the Availability at such time and, if the request is for a Swing Loan, shall not cause the aggregate outstanding principal amount of Swing Loans to exceed the Swing Line Availability at such time;

(c)   Administrative Agent shall have received a Compliance Certificate from Borrower in the form of Exhibit E and described in Section 6.3(h) representing, among other things, that the requested extension of credit shall not cause the aggregate Outstanding Amount of Loans and Outstanding Amount of L/C Obligations to exceed the Availability at such

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time or the Swing Line Availability at such time, as the case may be, and that Borrower and Guarantor, and any subsidiaries or affiliates whose financial results are consolidated with those of Borrower and Guarantor for reporting purposes, are in compliance with all other material covenants and financial covenants that each has made in this Agreement;

(d)   The representations and warranties of Borrower set forth in Article 7 of this Agreement shall be true and correct in all material respects on and as of the date of such Borrowing with the same force and effect as if made on and as of such date;

(e)   No Default or Event of Default shall exist or result from such Borrowing;

(f)   Administrative Agent shall have received from Borrower a pro forma calculation of Availability and of each of the financial covenants set forth in Sections 6.9, 6.10, 6.11 and 6.12; and

(g)   If Borrower has requested issuance of a Letter of Credit, Administrative Agent shall have received a Letter of Credit Application signed by the account party (and Borrower, if Borrower is not the account party), and the Fronting Fee for such Letter of Credit described in Section 2.10.2.

6.   COVENANTS OF BORROWER. Borrower promises to keep each of the following covenants:

6.1   Specific Affirmative Covenants.

6.1.1   Compliance with Law. Guarantor shall comply with all existing and future laws , regulations, orders and requirements of, and all agreements with and commitments to, all Governmental Authorities having jurisdiction over Guarantor or Guarantor's business. Notwithstanding any contrary provision in this Section, Guarantor shall have a right to contest all existing and future Requirements of Law before complying therewith. Borrower and each Permitted Affiliate, as applicable, shall comply with all existing and future laws (including Environmental Laws), regulations, orders, building restrictions and requirements of, and all agreements with and commitments to, all Governmental Authorities having jurisdiction over Borrower or Borrower's business or such Permitted Affiliate or such Permitted Affiliate's business, as applicable, including those pertaining to the construction, sale, leasing or financing of any Unencumbered Asset Pool Property or the environmental condition of any Unencumbered Asset Pool Property, and with all recorded covenants and restrictions affecting any Unencumbered Asset Pool Property (all collectively, the "Requirements"). Notwithstanding any contrary provision in this Section, (i) Borrower and each applicable Permitted Affiliate shall have a right to contest all existing and future Requirements of Law (other than those relating to Environmental Laws) before complying therewith, and (ii) Borrower and each Permitted Affiliate shall have a right to contest all existing and future Requirements relating to Environmental Laws for one year, before complying therewith, provide that no Unencumbered Asset Pool Property is in danger of being lost or forfeited.

6.1.2   Site Visits. Borrower, each Permitted Affiliate and Guarantor shall allow Administrative Agent and Lenders access to each Unencumbered Asset Pool Property at any reasonable time upon reasonable written notice by Administrative Agent to Borrower (a) for the purpose of inspecting the Unencumbered Asset Pool Property, and (b) upon reasonable belief by Administrative Agent or Lenders of the existence of a matter that should be investigated, for the purpose of taking soil or groundwater samples and conducting tests, among other things, to investigate for the presence of Hazardous Substances. Borrower, each Permitted Affiliate and Guarantor shall also allow Administrative Agent to examine, copy and audit its and their books and records. Neither Administrative Agent nor any Lender is under any duty to visit or observe any Unencumbered Asset Pool Property, and Administrative Agent is under no duty to examine any books or records. Any site visit, observation or examination by Administrative Agent or any Lender shall be solely for the purpose of protecting Administrative Agent's and such Lender's interests and preserving Administrative Agent's rights under the Loan Documents. Neither Administrative Agent nor any Lender owes a duty of care to protect Borrower, any Permitted Affiliate, Guarantor or any other Person against, or to inform Borrower, Guarantor , any Permitted Affiliate, Guarantor, or any other Person of, any adverse condition affecting any Unencumbered Asset Pool Property, including any defects in the design or construction of any improvements located on an Unencumbered Asset Pool Property or the presence of any Hazardous Substances on an Unencumbered Asset Pool Property.

6.1.3 <u>Insurance</u>. Borrower and each Permitted Affiliate, as applicable, shall maintain the following insurance:

(a) Special Form property damage insurance in non-reporting form on each of its Unencumbered Asset Pool Properties, with a policy limit in an amount not less than the full insurable value of the improvements located on such property on a replacement cost basis, including tenant improvements, if any, with a deductible amount, if any, reasonably satisfactory to Administrative Agent, which insurance shall cover such risks as are ordinarily insured against by similar businesses. The policy shall include a business interruption (or rent loss, if more appropriate) endorsement in the amount of six months' principal and interest payments, taxes and insurance premiums, and any other endorsements reasonably required by Administrative Agent. Notwithstanding the foregoing, earthquake insurance with respect to any Unencumbered Asset Pool Property shall not be required unless (i) institutional lenders generally require earthquake insurance for similar types of multifamily real property in the geographic location where such Unencumbered Asset Pool Property is located, and (ii) such insurance is generally available at commercially reasonable rates.

(b) Comprehensive General Liability coverage with such limits as Administrative Agent may reasonably require. This policy shall name Administrative Agent as an additional insured. Coverage shall be written on an occurrence basis, not claims made, and shall cover liability for personal injury, death, bodily injury and damage to property, products and completed operations.

(c) Workers' compensation insurance for all employees of Borrower and each subsidiary in such amount as is required by law and including employer's liability insurance, if required by Administrative Agent.

All policies of insurance required by Administrative Agent must be issued by companies reasonably approved by Administrative Agent and otherwise be reasonably acceptable to

Administrative Agent as to amount, forms, risk coverages and deductibles. In addition, each policy (except workers' compensation) must provide Administrative Agent at least thirty (30) days' prior notice of cancellation, non-renewal or modification. If Borrower or a Permitted Affiliate, as applicable, fails to keep any such coverage in effect while any Commitment is outstanding, Administrative Agent may procure the coverage at Borrower's expense. Borrower shall reimburse Administrative Agent, on demand, for all premiums advanced by Administrative Agent or Lenders, which advances shall be considered to be additional loans to Borrower hereunder at the Default Rate applicable to Reference Rate Loans. Neither Administrative Agent nor any Lender shall, because of accepting, reasonably disapproving, approving or obtaining insurance, incur any liability for (i) the existence, nonexistence, form or legal sufficiency thereof, (ii) the solvency of any insurer, or (iii) the payment of losses.

6.1.4   Preservation of Rights. Borrower or the applicable Permitted Affiliate shall obtain and preserve all rights, privileges and franchises necessary or desirable for the operation of each Unencumbered Asset Pool Property owned by Borrower or such Permitted Affiliate. Borrower, Guarantor and each Permitted Affiliate shall also obtain and preserve all rights, privileges and franchises necessary or desirable for the conduct of Borrower's, Guarantor's and such Permitted Affiliate's business. Either Borrower or the applicable Permitted Affiliate shall maintain any Unencumbered Asset Pool Property owned by it in good condition. Either Borrower or the applicable Permitted Affiliate shall, at Borrower's or such Permitted Affiliates sole cost and expense, follow all recommendations in any asbestos survey conducted by an expert selected by Borrower or such Permitted Affiliate and approved by Administrative Agent with respect to any Unencumbered Asset Pool Property owned by Borrower or such Permitted Affiliate regarding safety conditions for, and maintenance of, any asbestos containing materials, including any recommendation to institute an O&M Plan.

6.1.5   Taxes. Borrower, Guarantor and each Permitted Affiliate shall make timely payments of all local, state and federal taxes; provided, however, that none of Borrower, Guarantor or any Permitted Affiliate need pay any such taxes (a) that it is contesting in good faith and by appropriate proceedings that were promptly commenced and are being diligently pursued, and (b) for which Borrower , Guarantor or such Permitted Affiliate, as applicable, has created an appropriate reserve or other provision as required by GAAP, and no material property of Borrower, Guarantor or such Permitted Affiliate is in imminent danger of being lost or forfeited.

6.2   Payment of Expenses.

(a)   Borrower shall pay or reimburse Administrative Agent, within fifteen (15) days after demand, for (i) the costs of IntraLinks incurred in connection with the closing of the transactions contemplated by the Loan Documents; and (ii) all reasonable costs and expenses, including all legal, audit and review fees and expenses (including the allocated cost of such services by Administrative Agent's employees) incurred by Administrative Agent in connection with the preparation, administration (including the cost of any documentation fees, but excluding other costs and expenses of ordinary collection and servicing administration while the Loans are not in default), and execution of any Loan Document and any amendment, supplement, waiver or modification and any other documents prepared in connection herewith or therewith (whether or not the particular Loan, transaction or document is consummated). Such

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costs and expenses shall include fees for due diligence and environmental services (including only those services performed by Administrative Agent or Lender employees and the cost of those services that Administrative Agent or any Lender incurs because it believes that such services are required), legal fees and expenses of counsel, counsel's travel expenses associated with any syndication, lender meetings or other conferences and any other reasonable fees and costs for services, regardless of whether such services are furnished by Administrative Agent's or any Lender's employees or by independent contractors.

(b)   Borrower shall pay or reimburse Administrative Agent for the benefit of each Lender within fifteen (15) days after demand for all costs and expenses, including all legal, audit and review fees and expenses (including the allocated cost of such services by Administrative Agent's employees) incurred by Administrative Agent in connection with the enforcement or preservation of any rights or remedies under any Loan Document with respect to a Default or an Event of Default (including any "workout" or restructuring of the Loans, and any bankruptcy, insolvency or other similar proceeding, judicial proceeding or arbitration).

Borrower acknowledges that none of the fees described in Section 2.10 include amounts payable by Borrower under this Section 6.2. All such sums incurred by Administrative Agent or any Lender and not immediately reimbursed by Borrower within fifteen (15) days of written notice by Administrative Agent shall be considered an additional loan to Borrower hereunder at the Default Rate applicable to Reference Rate Loans. The agreements in this Section shall survive the termination of the Commitments and repayment of all other Obligations.

6.3   Financial and Other Information; Certification. Borrower shall provide to Administrative Agent the following financial information and statements for Guarantor and its consolidated subsidiaries prepared on a consolidated basis:

(a)   Within ninety (90) days after each fiscal year end, the annual audited consolidated financial statements of Borrower and Guarantor prepared in accordance with GAAP, and accompanied by the opinion of KPMG Peat Marwick or another nationally recognized Certified Public Accountant stating that such consolidated financial statements present fairly the financial positions of Guarantor and Borrower for the periods indicated in conformity with GAAP applied on a basis consistent with prior years and are not subject to any "going concern" or like qualification or exception or any qualification or exception as to the scope of such audit.

(b)   Within forty-five (45) days after the end of each fiscal quarter, quarterly unaudited financial statements of Borrower and Guarantor, including cash flow statements, certified by a Responsible Officer of Borrower, and (to the extent appropriate), be prepared on a consolidated basis according to GAAP.

(c)   Within one hundred twenty (120) days of Guarantor's fiscal year end, Guarantor's annual report, certified by an appropriate Responsible Officer as being complete and correct in all material respects.

(d)   If requested by Administrative Agent, copies of Borrower's and Guarantor's federal income tax return (with all schedule K-1's attached), within fifteen (15) days

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of filing, and, if requested by Administrative Agent, copies of any extensions of the filing date, certified by an appropriate Responsible Officer as being complete and correct in all material respects.

(e)   Within forty-five (45) days after the end of each calendar quarter, an operating statement and rent roll for each Unencumbered Asset Pool Property in form and substance reasonably satisfactory to Administrative Agent;

(f)   Copies of Guarantor's Form 10-K Annual Report within ninety (90) days of its fiscal year end.

(g)   Copies of Guarantor's Form 10-Q Quarterly Report within forty-five (45) days after the end of each calendar quarter except fiscal year end and copies of all statements, reports and notices sent or made available generally by Borrower or Guarantor to their respective security holders at the time they are so sent or made available, any financial statements contained therein to be certified by the chief financial officer of Borrower, and (to the extent appropriate) to be prepared on a consolidated basis according to GAAP and to include Borrower and Guarantor.

(h)   At the time of each advance, each extension of credit, and each issuance of a Letter of Credit hereunder, a Compliance Certificate of Borrower in the form of Exhibit E signed and certified by an authorized financial officer of Borrower (i) stating specifically that the Outstanding Amount of Loans plus the Outstanding Amount of L/C Obligations is less than or equal to the Availability, and (ii) setting forth whether there exists as of the date of the certificate, any Default or Event of Default under this Agreement and, if any such Default or Event of Default exists, specifying the nature thereof and the action Borrower is taking and proposes to take with respect thereto.

(i)   Within sixty (60) days of the end of each calendar quarter and in addition within ninety (90) days of the end of each calendar year, a Compliance Certificate of Borrower in the form of Exhibit E signed and certified by an authorized financial officer of Borrower (i) setting forth the information and computations (in sufficient detail) to determine the Gross Asset Value, the Total Liabilities, the Unsecured Debt, the Unencumbered Asset Pool Value, the EBITDA, the Fixed Charges and the Tangible Net Worth and to establish that Borrower is in compliance with all financial covenants set forth in this Agreement at the end of the period covered by the financial statements then being furnished, (ii) stating specifically that the Outstanding Amount of Loans plus the Outstanding Amount of L/C Obligations is less than or equal to the Availability, and (iii) setting forth whether there existed as of the date of the most recent financial statements of Guarantor and its consolidated subsidiaries and whether there exists as of the date of the certificate, any Default or Event of Default under this Agreement and, if any such Default or Event of Default exists, specifying the nature thereof and the action Borrower is taking and proposes to take with respect thereto.

(j)   Within thirty (30) days after the end of fiscal year, Borrower's and Guarantor's one-year calendar budget (showing month-by- month projections).

(k)   Within ninety (90) days after the end of each fiscal year, an annual business plan for Borrower and Guarantor in form and content reasonably acceptable to Administrative Agent.

(l)   Any other financial or other information concerning Borrower's, any Permitted Affiliate's or Guarantor's affairs and properties as Administrative Agent may reasonably request, to be furnished promptly upon such request.

Documents required to be delivered pursuant to Section 6.3(f) or (g) (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which Borrower posts such documents, or provides a link thereto on Borrower's website on the Internet at its website address; or (ii) on which such documents are posted on Borrower's behalf on an Internet or intranet website, if any, to which each Lender and Administrative Agent have access (whether a commercial, third-party website or whether sponsored by Administrative Agent); provided that: (A) upon request by Administrative Agent, Borrower shall deliver paper copies of such documents to Administrative Agent until a written request to cease delivering paper copies is given by Administrative Agent, and (B) Borrower shall notify (which may be by facsimile or electronic mail) Administrative Agent of the posting of any such documents and provide to Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Notwithstanding the foregoing in every instance Borrower shall be required to provide paper copies of the certificates Sections 6.3(h) and (i), Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and each Lender shall be solely responsible for maintaining its copies of such documents.

6.4   Notices. Borrower shall promptly notify Administrative Agent in writing of any knowledge that any officer of Borrower, any Permitted Affiliate or Guarantor has of:

(a)   any litigation affecting Borrower, any Permitted Affiliate, Guarantor, any Unencumbered Asset Pool Property, and/or any subsidiary or affiliate of Borrower or Guarantor that directly owns any Unencumbered Asset Pool Property or any development property or whose financial results are consolidated with those of Borrower or Guarantor for reporting purposes, in each case where the aggregate amount at risk or at issue (including litigation costs and attorneys' fees and expenses, but excluding claims which, in Administrative Agent's reasonable judgment, are expected to be covered by insurance) exceeds: (1) in the case of litigation affecting an Unencumbered Asset Pool Property, an aggregate amount of $5,000,000, or (2) in the case of litigation affecting Borrower, Guarantor, any Permitted Affiliate or any such subsidiary or affiliate of Borrower or Guarantor, an aggregate amount of $25,000,000;

(b)   any notice that any property or Borrower's, any Permitted Affiliate's or Guarantor's business fails in any material respect to comply with any applicable law (including any Environmental Law), regulation or court order, where the failure to comply could have a material adverse effect on Borrower, such Permitted Affiliate or Guarantor;

(c)   any material adverse change in the physical condition of any Unencumbered Asset Pool Property or Borrower's, any Permitted Affiliate's or Guarantor's financial condition or operations, or any other circumstance that materially adversely affects Borrower's or a Permitted Affiliate's intended use of any Unencumbered Asset Pool Property or Borrower's ability to repay the Loan;

(d)   any Default or Event of Default, and any failure to comply with this Agreement or any other Loan Document or any other material agreement to which Borrower, Guarantor or any Permitted Affiliate is a party, where such noncompliance has a material adverse effect on the ability of Borrower, Guarantor or any Permitted Affiliate to perform their respective obligations under the terms of the Loan Documents;

(e)   any change in Borrower's or Guarantor's or any Permitted Affiliate's name, legal structure, jurisdiction of formation, place of business to a state other than the State of California, or chief executive office to a state other than the State of California if Borrower or Guarantor has more than one place of business;

(f)   any actual or threatened condemnation of any portion of any Unencumbered Asset Pool Property given in writing to Borrower or any Permitted Affiliate, as the case may be, by any Governmental Authority, or any loss of or substantial damage to any Unencumbered Asset Pool Property;

(g)   any notice of any cancellation, alteration or non-renewal of any insurance coverage maintained with respect to any Unencumbered Asset Pool Property;

(h)   any written notice received by Borrower from any Governmental Authority that any Unencumbered Asset Pool Property, or any use activity, operation or maintenance thereof or thereon, is not in compliance with any law, including any Environmental Laws, and including notice of (i) any and all enforcement, cleanup, removal or other governmental or regulatory actions instituted, completed or threatened against Borrower or any Permitted Affiliate or any of their respective Unencumbered Asset Pool Properties pursuant to any applicable Environmental Laws, and (ii) any environmental or similar condition on any real property adjoining or in the vicinity of any Unencumbered Asset Pool Property of Borrower or any Permitted Affiliate that could reasonably be anticipated to cause the applicable Unencumbered Asset Pool Property or any part thereof to be subject to any restrictions on the ownership, occupancy, transferability or use of such Unencumbered Asset Pool Property under any Environmental Laws.

6.5   Negative Covenants.

6.5.1   Limitations on Certain Activities. Without the prior written consent of the Required Lenders (or Administrative Agent at the request of the Required Lenders), which consent shall not be unreasonably withheld or delayed:

(1)   Borrower shall not engage in any business activities that would result in less than seventy percent (70%) of the Gross Asset Value being derived from multifamily residential apartments;

(2)   other than in the ordinary course of Borrower's business, Borrower shall not lease all or a substantial part of Borrower's business or Borrower's assets;

(3)   neither Borrower nor Guarantor shall enter into or invest in any consolidation, merger, pool, syndicate or other combination unless Borrower or Guarantor, as applicable, is the surviving entity and control of Borrower does not change.

(4)   the legal structure of Borrower shall not change from a limited partnership that is an operating partnership whose sole general partner is Guarantor, the legal structure of Guarantor shall not change from a publicly traded real estate investment trust under the provisions of Internal Revenue Code Sections 856 and 857, and the legal structure of Borrower and Guarantor shall not change from as a so-called up-REIT;

(5)   Borrower's, Guarantor's or any Permitted Affiliate's jurisdiction of formation, place of business, or chief executive office (if Borrower, Guarantor or such Permitted Affiliate has more than one place of business) shall not change except upon thirty (30) days' prior written notice to Administrative Agent;

(6)   Borrower's general partner shall not change from Guarantor; and

(7)   Guarantor shall not suffer a change in its executive management such that Keith Guericke is no longer Chief Executive Officer, George M. Marcus is no longer Chairman of the Board of Directors or Michael J. Schall is no longer Chief Financial Officer, unless such executive management is replaced by parties reasonably acceptable to Administrative Agent within one hundred eighty (180) days.

6.5.2   Acquisition Down-REITs. Borrower and Guarantor shall not in any case:

(1)   form additional down-REITs for property acquisitions (an "Acquisition down-REIT") unless they comply on an on-going basis with each of the following conditions:

(i)   such Acquisition down-REIT is a limited partnership or limited liability company, and EMC or any wholly owned subsidiary of Borrower or Guarantor shall be the sole general partner of any such partnership or the sole managing member of such limited liability company;

(ii)   Guarantor and/or Borrower and/or EMC shall have effective management control of each Acquisition down-REIT and each property owned by such Acquisition down-REIT; and

(iii)   limited partners or members of such Acquisition down-REIT shall receive only partnership units or membership interests in the Acquisition down-REIT and/or cash for value contributed.

(2)   liquidate or dissolve Borrower's or Guarantor's business or the business of any Permitted Affiliate (with the exception of a Permitted Affiliate that owns only one asset, in which case the business of such Permitted Affiliate may be liquidated or dissolved as long as, prior to or contemporaneously with such liquidation or dissolution, (x) all

of the Unencumbered Asset Pool Property owned by such Permitted Affiliate is removed from the Unencumbered Asset Pool by Borrower pursuant to Section 4.1(b), (y) such Unencumbered Asset Pool Property is no longer included in the calculation of Availability hereunder, (z) after the removal of such Unencumbered Asset Pool Property, the aggregate Outstanding Amount of Loans plus the Outstanding Amount of L/C Obligations will be less than or equal to the Availability and no Event of Default exists); or

(3)   dispose of all or substantially all of Borrower's or Guarantor's business or of Borrower's or Guarantor's assets or the business or assets of any Permitted Affiliate (with the exception of a Permitted Affiliate that owns only one asset, in which case the business or assets of such Permitted Affiliate may disposed of as long as, prior to or contemporaneously with such disposition, (x) all of the Unencumbered Asset Pool Property owned by such Permitted Affiliate is removed from the Unencumbered Asset Pool by Borrower pursuant to Section 4.1(b), (y) such Unencumbered Asset Pool Property is no longer included in the calculation of Availability hereunder, (z) after the removal of such Unencumbered Asset Pool Property, the aggregate Outstanding Amount of Loans plus the Outstanding Amount of L/C Obligations will be less than or equal to the Availability and no Event of Default exists).

6.6   Type of Business; Development Covenants. Borrower shall own, manage, finance, lease and/or operate as an owner of multifamily residential properties, and all of Borrower's other business activities and investments shall be incidental thereto. Guarantor and its consolidated subsidiaries shall not own at any time, on a consolidated basis:

(a)   unentitled land whose aggregate value exceeds three percent (3%) of Gross Asset Value, or entitled and unentitled land whose aggregate value exceeds seven and one-half percent (7.5%) of Gross Asset Value; or

(b)   any single property under development whose value (at projected total cost) exceeds five percent (5%) of Gross Asset Value; or

(c)   properties under development whose aggregate value (at projected total cost) exceeds twenty-five percent (25%) of Gross Asset Value; or

(d)   Joint Venture Investments whose aggregate value exceeds twenty percent (20%) of Gross Asset Value; or

(e)   Capital Interests in Acquisition down-REITs the aggregate value of which Capital Interests exceeds five percent (5%) of Gross Asset Value.

For the purpose of calculating the development limits contained in paragraphs (a), (b) and (c) above, projects that have not yet attained a stabilized occupancy (which, for this purpose only, shall be ninety percent (90%) occupancy) shall be valued at one hundred percent (100%) of the projected total cost of the project (multiplied, if such project is owned by a Joint Venture, by Borrower's Capital Interest in such Joint Venture). Projects that attain ninety percent (90%) occupancy shall no longer be considered for the purpose of calculating the development limits contained in paragraphs (a), (b) and (c) above.

6.7   Performance of Acts. Upon request by Administrative Agent, Borrower, Guarantor and each Permitted Affiliate shall perform all acts required of them which may be reasonably necessary or advisable to carry out the intent of the Loan Documents.

6.8   Keeping Guarantor Informed. Borrower shall keep Guarantor and each Permitted Affiliate (and any other Person giving a guaranty to Administrative Agent and Lenders with regard to the Loans), in its capacity as a guarantor, informed of Borrower's financial condition and business operations and all other circumstances that may affect Borrower's ability to pay or perform its obligations under the Loan Documents. In addition, Borrower shall deliver to Guarantor, each Permitted Affiliate and any other guarantor all of the financial information required to be furnished to Administrative Agent hereunder.

6.9   Maximum Total Liabilities to Gross Asset Value. Total Liabilities at the end of each calendar quarter shall not exceed fifty-five percent (55%) of Gross Asset Value at such time.

6.10   Unsecured Debt to Unencumbered Asset Value. The amount of Unsecured Debt at the end of each calendar quarter shall not exceed fifty-five percent (55%) of the Unencumbered Asset Pool Value at such time.

6.11   Fixed Charge Coverage Ratio. The ratio of EBITDA for each calendar quarter divided by the amount of Fixed Charges for such calendar quarter shall not be less than 1.60:1.0.

6.12   Tangible Net Worth. The Tangible Net Worth of Guarantor and its consolidated subsidiaries at the end of each calendar quarter must not be less than the sum of (1) $470,000,000 plus (2) eighty percent (80%) of the net proceeds of all equity issues or sales (including common stock, preferred stock, and operating partnership units) that close after the Closing Date.

6.13   Maximum Quarterly Dividends. Guarantor shall not declare or pay any distributions or dividends except from cash flow available for distributions or dividends and earned during the immediately preceding fiscal year, and in any event not in excess of ninety-five percent (95%) of Funds From Operations on a rolling four (4) calendar quarter basis. The total of common and preferred stock dividends in any calendar quarter may exceed Funds From Operations for the quarter only to the extent necessary for Guarantor to retain its status as a real estate investment trust under the provisions of Internal Revenue Code Sections 856 and 857. Notwithstanding the foregoing, during the continuance of any Event of Default, aggregate distributions shall not exceed the minimum amount that Guarantor must distribute to its shareholders in order to qualify as a real estate investment trust under the provisions of Internal Revenue Code Sections 856 and 857.

6.14   Negative Pledge; Limitations on Indebtedness.

(a)   Neither Borrower nor any Permitted Affiliate shall create, assume, or allow any Lien (including any judicial lien) on any Unencumbered Asset Pool Property, and neither Borrower nor Guarantor shall create, assume or allow any Lien (including any judicial

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lien) on Borrower's or Guarantor's direct or indirect ownership interests in any Permitted Affiliate, except for Permitted Liens.

(b)   Neither Borrower nor any Permitted Affiliate shall create, assume or allow any negative pledge agreement in favor of any other Person affecting or relating to any Unencumbered Asset Pool Property; provided, however, that notwithstanding the foregoing, such a provision may be contained in an unsecured credit facility that is obtained by Borrower or a Permitted Affiliate, provided that such credit facility provides no more than $30,000,000 of credit availability, in the aggregate, to Borrower, Guarantor and the Permitted Affiliates. In addition, neither Borrower, Guarantor nor any Permitted Affiliate shall incur any Indebtedness except (i) Secured Debt, (ii) trade debt incurred in the ordinary course of business, (iii) Indebtedness arising under conditional sale contracts or personal property leases entered into in the ordinary course of business, (iv) unsecured Indebtedness in an aggregate amount not to exceed $30,000,000 at any time, or (v) Indebtedness owing to Borrower, Guarantor, a Permitted Affiliate or any of their respective Affiliates that has been subordinated in right of payment to the full and prior repayment to Administrative Agent and Lenders of the Credit Line pursuant to a subordination agreement in form and substance acceptable to Administrative Agent in its reasonable discretion.

(c)   Borrower and each Permitted Affiliate shall have the right to contest in good faith by appropriate legal or administrative proceeding the validity of any prohibited Lien affecting its properties so long as (i) no Event of Default exists and is continuing, (ii) Borrower or such Permitted Affiliate, as applicable, first deposits with Administrative Agent a bond or other security satisfactory to Administrative Agent in the amount reasonably required by Administrative Agent; (iii) Borrower or such Permitted Affiliate, as applicable, immediately commences its contest of such Lien and continuously pursues the contest in good faith and with due diligence; (iv) foreclosure of the Lien is stayed; and (v) Borrower or such Permitted Affiliate, as applicable, pays any judgment rendered for the Lien claimant or other third party, unless such judgment has been stayed as the result of an appeal, within thirty (30) days after the entry of the judgment. Borrower or such Permitted Affiliate, as applicable, will discharge or elect to contest and post an appropriate bond or other security within thirty (30) days of written demand by Administrative Agent.

6.15   Change in Ownership of Borrower or Management of the Unencumbered Asset Pool Property. Borrower shall not cause, permit or suffer (a) any change of the general partner of Borrower, (b) any change in the control of Guarantor (whether by tender offer for a majority of the outstanding shares of Guarantor, a merger in which Guarantor is not the surviving entity, or otherwise), (c) any Permitted Affiliate to be less than wholly-owned (directly or indirectly) by Borrower or Guarantor, as long as any Unencumbered Asset Pool Property owned by such Permitted Affiliate is included in the Unencumbered Asset Pool and the calculation of Availability; or (d) any Person other than Guarantor or an Affiliate of Guarantor to manage an Unencumbered Asset Pool Property. Notwithstanding the foregoing, a Permitted Affiliate or, subject to the prior written consent of the Required Lenders (except in the case of R.A. Snyder Properties, Inc., and ConAm Management Corporation, for which no prior written consent shall be required), which consent shall not be unreasonably withheld or delayed, an independent third-party, may manage an Unencumbered Asset Pool Property following the addition of such property into the Unencumbered Asset Pool pursuant to Section 4.

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6.16   Books and Records. Each of Guarantor, Borrower and each Permitted Affiliate and each of their respective subsidiaries shall maintain adequate books and records (provided that, with respect to the Permitted Affiliates and subsidiaries, such books and records shall mean its income and expense statements).

6.17   Audits. Borrower, Guarantor and each Permitted Affiliate shall allow Administrative Agent and its agents to inspect its properties and examine, audit and make copies of its books and records at any reasonable time upon reasonable notice to Borrower. If any of the properties, books or records of Borrower, Guarantor or any Permitted Affiliate are in the possession of a third party, Borrower, Guarantor or such Permitted Affiliate, as applicable, shall authorize that third party to permit Administrative Agent or its agents to have access to perform inspections or audits and to respond to Administrative Agent's requests for information concerning such properties, books and records.

6.18   Cooperation. Borrower, Guarantor and each Permitted Affiliate shall take any action reasonably requested by Administrative Agent to carry out the intent of this Agreement.

6.19   ERISA Plans. Borrower shall give prompt written notice to Administrative Agent of the occurrence of any ERISA Event.

6.20   Use of Proceeds. Borrower shall use the proceeds of the Loan only for (a) financing for acquisition of real and personal property, (b) letters of credit, (c) working capital in Borrower's business, and (d) other purposes permitted by Borrower's organizational documents as they appear as of the Closing Date, but not for the repurchase of the common stock of Guarantor.

6.21   Use of Proceeds - Ineligible Securities. Borrower shall not use any proceeds of the Loans, directly or indirectly, to purchase or carry, or reduce or retire any loan incurred to purchase or carry, any "Margin Stock" (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System) or to extend credit to others for the purpose of purchasing or carrying any Margin Stock.

6.22   Existing Convertible "Flipper" Loans. Within twenty-five (25) days prior to Borrower's conversion (each, a "Conversion") of any portion of the existing $122,378,000 of "flipper" loans from a secured to an unsecured status, Borrower shall provide Lender with an executed certificate of compliance (each, a "Certificate of Compliance") notifying Lender of such Conversion and containing a covenant that after the occurrence of any Conversion Borrower shall continue to be in compliance with all covenants required under the terms of this Agreement.

7.   REPRESENTATIONS AND WARRANTIES. When Borrower and Guarantor sign this Agreement, and until Administrative Agent and Lenders are repaid in full, Borrower and Guarantor make the following representations and warranties. Each request for an extension of credit constitutes a renewed representation and warranty.

7.1   Organization of Borrower, Guarantor and each Permitted Affiliate. Borrower is a limited partnership duly formed, validly existing and in good standing under the

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laws of California. Guarantor and each Permitted Affiliate is an entity duly organized, validly existing and in good standing under the laws of its state of formation or organization.

7.2 Authorization. The execution and compliance with this Agreement and each Loan Document to which Borrower, Guarantor and each Permitted Affiliate is a party are within such Person's powers, have been duly authorized, and do not conflict with any of such Person's organizational or formation papers.

7.3 Enforceable Agreement. This Agreement is a legal, valid and binding agreement of Borrower, enforceable against Borrower in accordance with its terms, and it and any Loan Document to which it, Guarantor or any Permitted Affiliate is a party, when executed and delivered, will be similarly legal, valid, binding and enforceable, except as the same may be limited by insolvency, bankruptcy, reorganization, or other laws relating to or affecting the enforcement of creditors' rights or by general equitable principles.

7.4 Good Standing. In each state in which Borrower, Guarantor and each Permitted Affiliate does business, it is properly licensed, in good standing, and, where required, in compliance with fictitious name statutes.

7.5 No Conflicts. Neither Borrower, Guarantor, any Permitted Affiliate, nor the Unencumbered Asset Pool Property, are in violation of, nor do the terms of this Agreement or any other Loan Document conflict with, any law (including any Environmental Laws), regulation or ordinance, any order of any court or governmental entity, any organizational documents of Borrower or Guarantor, or any covenant or agreement affecting Borrower, Guarantor or any Permitted Affiliate or the Unencumbered Asset Pool Property, which has a material adverse effect on Borrower, Guarantor or any Permitted Affiliate or the Unencumbered Asset Pool Property.

7.6 Financial Information. All financial information which has been and will be delivered to Administrative Agent, including all information relating to the financial condition of Borrower, Guarantor, any Permitted Affiliate and the Unencumbered Asset Pool Property, did as of its date fairly and accurately represent the financial condition being reported on. All such information was and will be prepared in accordance with GAAP, unless otherwise noted. Since December 31, 2003, there has been no material adverse change in the financial condition of Borrower, Guarantor, any Permitted Affiliate or the Unencumbered Asset Pool Property.

7.7 Borrower Not a "Foreign Person". Borrower is not a "foreign person" within the meaning of Section 1445(f)(3) of the Internal Revenue Code of 1986, as amended from time to time.

7.8 Lawsuits. There are no lawsuits, actions, tax claims, investigations, proceedings, or other disputes, pending or threatened, in any court or before any arbitrator or Governmental Authority that purport to affect Borrower, Guarantor, any subsidiaries or affiliates of Borrower or Guarantor, any Unencumbered Asset Pool Property, or any transaction contemplated by this Agreement or any other Loan Document that will have a material adverse effect on Borrower, Guarantor, any Unencumbered Asset Pool Property, or any subsidiaries or affiliates of Borrower or Guarantor, or any transaction contemplated by this Agreement or any

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other Loan Document, or on the ability of Borrower, Guarantor or any of their subsidiaries or affiliates, to perform their respective obligations under the Loan Documents.

7.9 <u>Permits, Franchises</u>. Borrower, Guarantor and each Permitted Affiliate possesses all permits, memberships, franchises, contracts and licenses required and all trademark rights, trade name rights, patent rights and fictitious name rights necessary to enable it to conduct the business in which it is now engaged.

7.10 <u>Other Obligations</u>. None of Borrower, Guarantor or any Permitted Affiliate is in material default (taking into account all applicable cure periods, if any) on any material obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation.

7.11 <u>Income Tax Returns</u>. Except as otherwise disclosed to Administrative Agent in a writing referring to this <u>Section 7.11</u>, Borrower has no knowledge of any pending assessments or adjustments of the income tax of Borrower, Guarantor or any Permitted Affiliate in an amount in excess $500,000 for any year, individually or in the aggregate.

7.12 <u>No Event of Default</u>. There is no event which is, or with notice or lapse of time or both would be, an Event of Default under this Agreement.

7.13 <u>ERISA Plans</u>.

(a) Borrower has fulfilled its obligations, if any, under the minimum funding standards of ERISA and the Code with respect to each Plan and is in compliance in all material respects with the presently applicable provisions of ERISA and the Code, and has not incurred any liability with respect to any Plan under Title IV of ERISA.

(b) No Reportable Event has occurred.

(c) No action by Borrower to terminate or withdraw from any Plan has been taken and no notice of intent to terminate a Plan has been filed under Section 4041 of ERISA.

(d) No proceeding has been commenced with respect to a Plan under Section 4042 of ERISA, and no event has occurred or condition exists which might constitute grounds for the commencement of such a proceeding.

7.14 <u>Location of Borrower</u>. Borrower's place of business (or, if Borrower has more than one place of business, its chief executive office) is located at the address listed under Borrower's signature on this Agreement or at such other place as to which Borrower has notified Administrative Agent in writing.

7.15 <u>No Required Third Party/Governmental Approvals</u>. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with any third party or any Governmental Authority, is necessary or required in connection with the execution, delivery or performance of this Agreement or any other Loan Document to which Borrower, Guarantor or

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any Permitted Affiliate is a party, or the enforcement of any such agreements against Borrower, Guarantor or any Permitted Affiliate.

7.16   Regulated Entities. Neither Borrower nor any Person controlling Borrower is (a) an "Investment Company" within the meaning of the Investment Company Act of 1940; or (b) subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act, any state public utilities code, or any other federal or state statute or regulation limiting its ability to incur Indebtedness.

8.   DEFAULT AND REMEDIES.

8.1   Events of Default. Borrower will be in default under this Agreement upon the occurrence of any one or more of the following events ("Event of Default"):

(a)   Borrower fails to make any payment due hereunder, or fails to make any payment demanded by Administrative Agent under any Loan Document, on the earlier of (i) the Maturity Date or (ii) within fifteen (15) days after (x) the date when due or (y) if the payment is unscheduled, the date when payment is demanded by Administrative Agent; or

(b)   Borrower fails to perform or observe any term, covenant or agreement contained in (i) any of Sections 6.13 or 6.21; or (ii) any of Sections 6.1.3, 6.3, 6.5, 6.14, 6.15 or 6.17 and does not cure that failure within fifteen (15) days after written notice from Administrative Agent; or (iii) Section 6.4 and does not cure that failure within fifteen (15) days after Borrower's Knowledge of such failure; or (iv) Section 6.15 and does not cure such failure within fifteen (15) days after the occurrence of such failure; or (v) any of Sections 6.9, 6.10, 6.11 or 6.12 and does not cure that failure within forty-five (45) days after the end of the fiscal quarter in which such Default arose;

(c)   Borrower fails to comply with any covenant contained in this Agreement other than those referred to in clauses (a) and (b), and does not either cure that failure within thirty (30) days after written notice from Administrative Agent, or, if the default cannot be cured in thirty (30) days, Borrower fails to promptly commence cure (in any event, within ten (10) days after receipt of such notice), and thereafter diligently prosecute such cure to completion, and complete such cure within ninety (90) days after receipt of such notice; or

(d)   (i) Borrower, any Permitted Affiliate or Guarantor institutes or consents to the institution of any Insolvency Proceeding, makes an assignment for the benefit of creditors or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; (ii) any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of Borrower, any Permitted Affiliate or Guarantor and the appointment continues undischarged or unstayed for 60 calendar days; (iii) any Insolvency Proceeding relating to Borrower, any Permitted Affiliate or Guarantor or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for 60 calendar days, or an order for relief is entered in any such proceeding; (iv) Borrower, any Permitted Affiliate or Guarantor becomes unable or admits in writing its inability or fails generally to pay its debts as they become due, or (b) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of Borrower, any Permitted Affiliate or Guarantor and is not released, vacated or fully bonded within 30 days after its issue or levy; or

(e)   Borrower, any Permitted Affiliate or Guarantor dissolves or liquidates; or

(f)   Any representation or warranty made or given in any of the Loan Documents proves to be false or misleading in any material respect; or

(g)   Guarantor or any Permitted Affiliate breaches or fails to comply with any covenant contained in this Agreement or any other Loan Document applicable to it, other than those defaults included within clause (b) above, and does not cure that failure within thirty (30) days after written notice from Administrative Agent, or, if the default cannot be cured in thirty (30) days, Guarantor or such Permitted Affiliate fails to promptly commence cure (in any event, within ten (10) days after receipt of such notice), and thereafter diligently prosecute such cure to completion, and complete such cure within ninety (90) days after receipt of such notice; or

(h)   A defined event of default occurs under any of the Loan Documents; or

(i)   A final non-appealable judgment or order is entered against Borrower, any Permitted Affiliate or Guarantor that materially adversely affects (i) Borrower's or such Permitted Affiliate's intended use of one or more of the Unencumbered Asset Pool Properties (subject to Borrower's right to remove any Unencumbered Asset Pool Property from the Unencumbered Asset Pool pursuant to Section 4.1(b)) or (ii) Borrower's, any Permitted Affiliate's or Guarantor's ability to repay the Loan; or

(j)   Borrower, Guarantor or any Permitted Affiliate fails, after the expiration of applicable cure periods, if any, to perform any obligation under any other agreement Borrower has with Administrative Agent or any Lender or any Affiliate of Administrative Agent or any Lender; or

(k)   Borrower, Guarantor or a Permitted Affiliate defaults (taking into account applicable cure periods, if any) in connection with any credit such Person has with any holder of Indebtedness of such Person, if (1) the default consists of the failure to make a payment in excess of $5,000,000 when due, or (2) one or more obligations that are recourse to Borrower, Guarantor or a Permitted Affiliate whose outstanding principal amount exceeds $15,000,000 in the aggregate have been accelerated; or

(l)   There is a material adverse change in Borrower's or Guarantor's financial condition, or an event or condition that materially impairs Borrower's or a Permitted Affiliate's intended use of one or more of the Unencumbered Asset Pool Properties (subject to Borrower's right to remove any Unencumbered Asset Pool Property from the Unencumbered Asset Pool pursuant to Section 4.1(b)) which materially impairs Borrower's or Guarantor's ability to repay the Loan; or

(m)   Guarantor shall no longer qualify as a real estate investment trust under the provisions of Code Sections 856 and 857; or

(n)   (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of Borrower under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of $15,000,000, or (ii) Borrower or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of $15,000,000; or

(o)   Any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or satisfaction in full of all the Obligations, ceases to be in full force and effect (unless such Loan Document is replaced in a manner reasonably satisfactory to Administrative Agent); or any of Borrower, Guarantor or a Permitted Affiliate or a subsidiary of any of them contests in any manner the validity or enforceability of the remedies of Administrative Agent, the L/C Issuer or any Lender under any Loan Document; or a party to a Loan Document (other than any Lender or Administrative Agent) denies that it has any further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document.

Notwithstanding the foregoing, any event or circumstance described in the foregoing clauses (a)-(o) with respect to any Permitted Affiliate shall not constitute an Event of Default hereunder as long as, no later than 30 days after Borrower's Knowledge of such event or circumstance, (i) all of the Unencumbered Asset Pool Property owned by such Permitted Affiliate is removed from the Unencumbered Asset Pool by Borrower pursuant to Section 4.1(b), (ii) such Unencumbered Asset Pool Property is no longer included in the calculation of Availability hereunder, (iii) after the removal of such Unencumbered Asset Pool Property, the aggregate Outstanding Amount of Loans plus the Outstanding Amount of L/C Obligations will be less than or equal to the Availability and no Event of Default exists.

8.2   Remedies. If any Event of Default occurs, Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders:

8.2.1   Termination of Commitment to Lend. Declare the Commitment of each Lender to make Loans (including Swing Loans) or the commitment of the L/C Issuer to issue Letters of Credit to be terminated, whereupon such commitment shall forthwith be terminated; provided, however, that Administrative Agent and the Lenders shall continue to honor any outstanding Letter of Credit; and

8.2.2   Acceleration of Loans. Declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by Borrower; and

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8.2.3   Security for Letters of Credit. Require that Borrower deposit with Administrative Agent, for the benefit of the Lenders, on demand and as cash security for Borrower's obligations under the Loan Documents, Cash Collateral in an amount equal to the aggregate undrawn amount of all then outstanding Letters of Credit (and Borrower hereby grants to Administrative Agent, as administrative agent for the Lenders, a security interest in any such amount deposited with Administrative Agent (and any amount deposited with Administrative Agent pursuant to Section 2.7.2(a)), all earnings thereon and all proceeds thereof, and as to such amounts Administrative Agent shall have the rights and remedies of a secured party under the California Uniform Commercial Code); provided that upon the occurrence of any event specified in Section 8.1(d) above with respect to Borrower or Guarantor, such amounts shall automatically become due and payable without further act of Administrative Agent or the Lenders; and

8.2.4   Exercise of Rights and Remedies. Exercise all rights and remedies available to it under the Loan Documents or applicable law; provided, however, that upon the occurrence of any event specified in Section 8.1(d) above the obligation of each Lender to make Loans and the obligation of the L/C Issuer to issue Letters of Credit shall automatically terminate, and the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable without further act of Administrative Agent or any Lender.

8.3   Rights Not Exclusive. The rights provided for in this Agreement and the other Loan Documents are cumulative and are not exclusive of any other rights, powers, privileges or remedies provided by law or in equity, or under any other instrument, document or agreement now existing or hereafter arising.

8.4   Application of Funds. After the exercise of remedies provided for in Section 8.2 (or after the Loans have automatically become immediately due and payable and the undrawn amount of outstanding Letters of Credit have automatically been required to be Cash Collateralized as set forth in the proviso to Section 8.2.3), any amounts received on account of the Obligations shall be applied by Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including legal fees and expenses and amounts payable under Sections 2.10, 6.2, 11.3 and 11.4) payable to Administrative Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to the Lenders (including amounts payable under Sections 2.10, 3.1, 3.3, 3.4, 6.2, 11.3 and 11.4), ratably among them in proportion to the amounts described in this clause Second are payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Loans, L/C Borrowings and other Obligations, ratably among the Lenders in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans and L/C Borrowings, ratably among the Lenders in proportion to the respective amounts described in this clause **Fourth** held by them;

Fifth, to Administrative Agent for the account of the L/C Issuer to Cash Collateralize the aggregate undrawn amount of Letters of Credit; and

Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to Borrower or as otherwise required by law.

Subject to Section 2.4.5, amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit pursuant to clause **Fifth** above shall be applied to satisfy drawings under such Letters of Credit as they occur. If any amount remains on deposit as Cash Collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Obligations, if any, in the order set forth above.

9.   LAW AND DISPUTE RESOLUTION.

(a)   THIS AGREEMENT AND EACH OTHER LOAN DOCUMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF CALIFORNIA (WITHOUT REGARD TO CONFLICTS OF LAW RULES); PROVIDED THAT THE PARTIES HERETO AND TO THE LOAN DOCUMENTS SHALL RETAIN ALL RIGHTS ARISING UNDER FEDERAL LAW.

(b)   ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF CALIFORNIA SITTING IN SAN FRANCISCO, OR OF THE UNITED STATES FOR THE NORTHERN DISTRICT OF SUCH STATE, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, BORROWER, ADMINISTRATIVE AGENT AND EACH BANK CONSENTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE NON-EXCLUSIVE JURISDICTION OF THOSE COURTS. BORROWER, ADMINISTRATIVE AGENT AND EACH BANK IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF *FORUM NON CONVENIENS*, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTION IN RESPECT OF ANY LOAN DOCUMENT OR OTHER DOCUMENT RELATED THERETO. BORROWER, ADMINISTRATIVE AGENT AND EACH BANK WAIVES PERSONAL SERVICE OF ANY SUMMONS, COMPLAINT OR OTHER PROCESS, WHICH MAY BE MADE BY ANY OTHER MEANS PERMITTED BY THE LAW OF SUCH STATE.

(c)   BORROWER, ADMINISTRATIVE AGENT AND THE LENDERS WAIVE TRIAL BY JURY IN RESPECT OF ANY SUCH CLAIM OR CONTROVERSY AND ANY ACTION ON SUCH CLAIM OR CONTROVERSY THIS WAIVER IS KNOWINGLY, WILLINGLY AND VOLUNTARILY MADE BY BORROWER, ADMINISTRATIVE AGENT AND THE LENDERS, AND BORROWER, ADMINISTRATIVE AGENT AND THE LENDERS HEREBY REPRESENT THAT NO REPRESENTATIONS OF FACT OR

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OPINION HAVE BEEN MADE BY ANY PERSON OR ENTITY TO INDUCE THIS WAIVER OF TRIAL BY JURY OR TO IN ANY WAY MODIFY OR NULLIFY ITS EFFECT. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES ENTERING INTO THE LOAN DOCUMENTS. BORROWER, ADMINISTRATIVE AGENT AND THE LENDERS ARE EACH HEREBY AUTHORIZED TO FILE A COPY OF THIS SECTION 9 IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER OF JURY TRIAL. EACH PARTY TO THIS AGREEMENT FURTHER REPRESENTS AND WARRANTS THAT IT HAS BEEN REPRESENTED IN THE EXECUTION OF THE LOAN DOCUMENTS AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED BY INDEPENDENT LEGAL COUNSEL SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL.

10.   ADMINISTRATIVE AGENT.

10.1   Appointment and Authorization of Administrative Agent.

(a)   Each Lender hereby irrevocably appoints, designates and authorizes Administrative Agent to take such action on its behalf under the provisions of this Agreement and each other Loan Document, and to exercise such powers and perform such duties, as are expressly delegated to it by the terms of this Agreement and any other Loan Document, together with such powers as are reasonably incidental thereto.

(b)   The L/C Issuer shall act on behalf of the Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and the L/C Issuer shall have all of the benefits and immunities (i) provided to Administrative Agent in this Article 10 with respect to any acts taken or omissions suffered by the L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and the applications and agreements for letters of credit pertaining to such Letters of Credit as fully as if the term "Administrative Agent" as used in this Article 10 and in the definition of "Agent-Related Person" included the L/C Issuer with respect to such acts or omissions, and (ii) as additionally provided herein with respect to the L/C Issuer.

10.2   Administrative Agent's Powers. Subject to the limitations set forth in the Loan Documents, Administrative Agent's powers include but are not limited to the power: (a) to administer, manage and service the Loans; (b) to enforce the Loan Documents; (c) to make all decisions under the Loan Documents in connection with the day-to-day administration of the Loans, any inspections required by the Loan Documents, and other routine administration and servicing matters; (d) to collect and receive from Borrower or any third persons all payments of amounts due under the terms of the Loan Documents and to distribute the amounts thereof to the Lenders; (e) to collect and distribute or disburse all other amounts due under the Loan Documents; (f) to grant or withhold consents, approvals or waivers, and make any other determinations in connection with the Loan Documents; and (g) to exercise all such powers as are incidental to any of the foregoing matters. Administrative Agent shall furnish to the Lenders copies of material documents, including confidential ones, received from Borrower regarding the Loans, the Loan Documents and the transactions contemplated thereby. Administrative Agent shall have no responsibility with respect to the authenticity, validity, accuracy or completeness of the information provided. Administrative Agent will exercise its powers under this Agreement in the ordinary course of business and in accordance with Administrative Agent's usual practices, as may be modified from time to time as Administrative Agent deems appropriate under the circumstances. Except as expressly set forth in this Agreement or the other Loan Documents, Administrative Agent shall be entitled to use its discretion in taking or refraining from taking any actions in connection with the Loans and the Loan Documents. Agent may, in its sole discretion, request the Lenders' consent to an action for which their consent is not required under this Agreement or the other Loan Documents, but any such request shall not create any express or implied requirement that the Lenders' consent to any action be obtained except as expressly provided in this Agreement or the other Loan Documents. Administrative Agent may exercise any of its powers under this Agreement or any other Loan Document by or through agents or employees, and shall be entitled to advice of counsel concerning all matters pertaining to such actions. Administrative Agent shall not be responsible for the negligence or misconduct of any agent or counsel that Administrative Agent selects with reasonable care.

10.3   Limitation on Administrative Agent's Duties. Notwithstanding any contrary provision of any Loan Document, Administrative Agent shall not have any duties or responsibilities except those expressly set forth in the Loan Documents, nor shall Administrative Agent have any fiduciary relationship with any Lender, and no implied covenants, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document against Administrative Agent. Without limiting the generality of the foregoing sentence, the use of the term "Agent" herein and in the other Loan Documents with reference to Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

10.4   Liability of Administrative Agent. None of Agent-Related Persons shall (i) be liable for any action taken or omitted to be taken by any of them in connection with this Agreement or any other Loan Document or the transactions contemplated hereby (except for such Person's own gross negligence or willful misconduct), or (ii) be responsible to any of the Lenders for any statement, representation or warranty made by Borrower, Guarantor, any Permitted Affiliate or any affiliate of Borrower or Guarantor contained in any Loan Document or in any certificate, report, statement or other document provided in connection with this Agreement or any Loan Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document, or for any failure of Borrower, Guarantor or any Permitted Affiliate to perform its obligations under any Loan Document. Except as expressly provided in this Agreement, no Agent-Related Person shall be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of Borrower, Guarantor or any Permitted Affiliate or any of their subsidiaries or affiliates.

10.5   Co-Agents. None of the Lenders identified on the face page or the signature pages of this Agreement as a "Co-Agent" shall have any right, power, obligation, liability, responsibility or duty under this Agreement or the other Loan Documents other than those applicable to all Lenders as such.

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10.6   Credit Decision. Each Lender acknowledges that none of Agent-Related Persons has made any representation or warranty to it, and that no act by Administrative Agent hereinafter taken, including any review of the affairs of Borrower, Guarantor or any Permitted Affiliate, shall be deemed a representation or warranty by any Agent-Related Person to any Lender. Each Lender represents to Administrative Agent that, independently and without reliance upon any Agent-Related Person, and based on such documents and information as it has deemed appropriate, such Lender has made, and will continue to make, its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of Borrower, Guarantor and each Permitted Affiliate, the value of and title to any and all Unencumbered Asset Pool Properties, and all applicable financial and regulatory laws relating to the transactions contemplated hereby, and made and will continue to make its own decision to enter into this Agreement and to extend credit to Borrower, and that it will continue to make its own credit analysis and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of Borrower, Guarantor and each Permitted Affiliate. Except for notices, reports and other documents that Administrative Agent is expressly required to furnish to Lenders, Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning Borrower, Guarantor, any Permitted Affiliate or any Unencumbered Asset Pool Property that may come into the possession of any Agent-Related Person.

10.7   Indemnification; Cost and Expenses.

(a)   Lenders, according to their respective Pro Rata Shares, shall indemnify any Agent-Related Person upon demand from and against any and all Indemnified Liabilities to the extent not reimbursed by or on behalf of Borrower and without limiting the obligation of Borrower to do so. However, no Lender shall be liable for the payment of Indemnified Liabilities to any Agent-Related Person to the extent that such Indemnified Liabilities result from such Agent-Related Person's gross negligence or willful misconduct, provided, however, that no action taken in accordance with the directions of the Required Lenders shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section.

(b)   Each Lender shall reimburse Administrative Agent upon demand for its Pro Rata Share of any costs or expenses (including legal fees) incurred by Administrative Agent in connection with the preparation, administration, modification or enforcement of, or legal advice in connection with, this Agreement or any other Loan Document to the extent that Administrative Agent is not reimbursed for such expenses by or on behalf of Borrower.

(c)   Each Lender is severally but not jointly liable to Borrower according to its Pro Rata Share under the Loan Documents. Each Lender agrees to indemnify the other Lenders and Administrative Agent with respect to claims, liabilities, damages or losses arising out of the failure of said indemnifying Lender to meet its obligations under the Loan Documents.

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(d) The undertakings in this <u>Section 10.7</u> shall survive the termination of this Agreement and the other Loan Documents, the payment of all obligations hereunder and the resignation or replacement of Administrative Agent.

10.8 <u>Administrative Agent in its Individual Capacity</u>. Each Lender acknowledges that Administrative Agent and its Affiliates now or in the future may have borrowing or other financial relationships, including being an agent on other loans, with Borrower, Guarantor, any Permitted Affiliate and their respective affiliates, as though BankAmerica were not Administrative Agent hereunder and without notice to or any consent of Lenders. Each Lender hereby expressly waives any objection to such actual or potential conflict of interest (subject however to Lenders' right to replace Administrative Agent as provided herein). Each Lender acknowledges that in the course of such activities BankAmerica or its Affiliates may receive information regarding Borrower, Guarantor, a Permitted Affiliate or their respective affiliates and acknowledge that Administrative Agent shall be under no obligation to provide such information to them, whether or not confidential. With respect to the Loans, BankAmerica shall have the same rights and powers under this Agreement and the other Loan Documents as any other Lender, may exercise the same as though it were not Administrative Agent, and the terms "Lender" and "Lenders" include BankAmerica in its individual capacity. BankAmerica shall continue to be a Lender under this Agreement so long as it acts as Administrative Agent.

10.9 <u>Notice of Default</u>. Except for defaults in the payment of principal, interest and fees payable to Administrative Agent for the account of Lenders, Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, unless Administrative Agent shall have received written notice from Borrower or a Lender referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default". Administrative Agent will promptly notify Lenders of its receipt of any such notice. Administrative Agent shall take such action with respect to such Event of Default as may be directed by the Required Lenders in accordance with <u>Article 8</u>; <u>provided</u>, <u>however</u>, that unless and until Administrative Agent has received any such direction, Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default as it shall deem advisable or in the best interest of the Lenders.

10.10 <u>Successor Administrative Agent</u>. Administrative Agent may, and at the request of the Required Lenders shall, resign as Administrative Agent upon thirty (30) days' notice to Lenders; provided that any such resignation by BankAmerica shall also constitute its resignation as L/C Issuer hereunder and as Swing Line Lender. If Administrative Agent resigns under this Agreement, the Required Lenders shall appoint from among the Lenders a successor administrative agent, letter of credit issuer and swing line lender; <u>provided, however</u>, as long as no Event of Default hereunder has occurred and is continuing, Borrower shall have the right to consent to such successor, such consent not to be unreasonably withheld or delayed. If no such successor is appointed prior to the effective date of the resignation of Administrative Agent, Administrative Agent shall use commercially reasonable efforts to appoint, after consulting with the Lenders, a successor administrative agent, letter of credit issuer and swing line lender that would qualify as an Eligible Assignee; <u>provided, however</u>, as long as no Event of Default hereunder has occurred and is continuing, Borrower shall have the right to consent to such

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successor, such consent not to be unreasonably withheld or delayed. Upon its acceptance of the appointment as successor administrative agent, letter of credit issuer and swing line lender, such successor shall succeed to all of the rights, powers and duties of the retiring Administrative Agent, L/C Issuer and Swing Line Lender, the respective terms "Administrative Agent," "L/C Issuer" and "Swing Line Lender" shall mean such successor, and the appointment, powers and duties of such retiring Administrative Agent shall terminate and the retiring L/C Issuer's and Swing Line Lender's rights, powers and duties as such shall be terminated, without any other or further act or deed on the part of such retiring L/C Issuer or Swing Line Lender or any other Lender, other than the obligation of the successor L/C Issuer to issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or to make other arrangements satisfactory to the retiring L/C Issuer to effectively assume the obligations of the retiring L/C Issuer with respect to such Letters of Credit. After any retiring Administrative Agent's resignation hereunder as administrative agent, the provisions of this Agreement regarding payment of costs and expenses and indemnification of Administrative Agent shall inure to its benefit as to any actions that such retiring Administrative Agent took or omitted to take while it was Administrative Agent under this Agreement. If no successor administrative agent has accepted appointment as Administrative Agent, Swing Line Lender and L/C Issuer by the date that is thirty (30) days following a retiring Administrative Agent's notice of resignation, the retiring Administrative Agent's resignation shall nevertheless thereupon become effective, and the Lenders shall perform all of the duties of Administrative Agent, Swing Line Lender and L/C Issuer hereunder until such time, if any, as the Required Lenders appoint a successor administrative agent, swing line lender and letter of credit issuer in the manner set forth above. Upon replacement of Administrative Agent as provided in this Agreement, the former Administrative Agent shall promptly deliver to the new Administrative Agent an assignment of all beneficial interest in any collateral security for the Loans, if any (if before acquisition of title to any such collateral security), or a quitclaim deed to and assignment of any such property, if any (if after acquisition of any such collateral security) and copies of any books, records and documents related to the Loans to which the Lenders are entitled and which is then in the former Administrative Agent's possession.

10.11 Delegation of Duties. Administrative Agent may execute any of its duties under this Agreement or any other Loan Document by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel and other consultants or experts concerning all matters pertaining to such duties. Administrative Agent shall not be responsible for the negligence or misconduct of any agent or attorney-in-fact that it selects in the absence of gross negligence or willful misconduct.

10.12 Reliance by Administrative Agent.

(a) Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, communication, signature, resolution, representation, notice, consent, certificate, affidavit, letter, telegram, facsimile, telex or telephone message, electronic mail message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to Borrower, Guarantor or a Permitted Affiliate), independent accountants and other experts selected by Administrative Agent. Administrative Agent shall be fully justified in failing or refusing to take any action

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under any Loan Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders (or such greater number of Lenders as may be expressly required hereby in any instance) and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders.

(b)   For purposes of determining compliance with the conditions specified in Section 5.1, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

10.13   Withholding Tax. All taxes due and payable on any payments to be made to a Lender under this Agreement shall be such Lender's sole responsibility, except to the extent such taxes are actually reimbursed by Borrower under the Loan Documents. All payments to be made to each Lender under this Agreement shall be made after deduction for any taxes, charges, levies or withholdings which are imposed by the country of incorporation of such Lender, the United States of America or any other applicable taxing authority. Each Lender agrees to provide to Administrative Agent completed and signed copies of any forms that may be required by the United States Internal Revenue Service (and any applicable state authority) in order to certify such Lender's exemption from or reduction of United States (or applicable state) withholding taxes with respect to payments to be made to such Lender under the Loan Documents.

Each Lender agrees to promptly notify Administrative Agent of any change that would modify or render invalid any claimed exemption or reduction, or of any sale, assignment, participation or other transfer by such Lender of all or part of its Commitment or its Loans. If any Governmental Authority asserts a claim that Administrative Agent did not properly withhold tax from amounts paid to or for the account of any Lender, such Lender shall indemnify Administrative Agent fully for all amounts paid by Administrative Agent as tax or otherwise, including penalties and interest, and including any taxes imposed by any jurisdiction on the amounts payable to Administrative Agent under this Section, together with all costs and expenses (including legal expenses). The obligation of each Lender under this Section 10.13 shall survive the payment of all Obligations and the resignation or replacement of Administrative Agent.

10.14   Administrative Agent May File Proofs of Claim. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to Borrower, Guarantor or a Permitted Affiliate, Administrative Agent (irrespective of whether the principal of any Loan or L/C Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether Administrative Agent shall have made any demand on Borrower, Guarantor or any Permitted Affiliate) shall be entitled and empowered, by intervention in such proceeding or otherwise:(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, L/C Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and Administrative Agent under Sections 2.10 and 6.2) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to Administrative Agent and, in the event that Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of Administrative Agent and its agents and counsel, and any other amounts due Administrative Agent under Sections 2.10 and 6.2.

Nothing contained herein shall be deemed to authorize Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

10.15 Release of Permitted Affiliate from Payment Guaranty. The Lenders irrevocably authorize Administrative Agent, at its option and in its discretion and without the consent of any Lender, to release any Permitted Affiliate from its obligations under its Payment Guaranty if such Person ceases to be an owner of an Unencumbered Asset Pool Property as a result of a transaction permitted hereunder. Upon request by Administrative Agent at any time, the Required Lenders will confirm in writing Administrative Agent's authority to release any Permitted Affiliate from its obligations under its Payment Guaranty pursuant to this Section 10.15.

11. MISCELLANEOUS PROVISIONS.

11.1 Amendments and Waivers. No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent with respect to any departure by Borrower, Guarantor or any Permitted Affiliate therefrom, shall be effective unless the same shall be in writing and signed by the Required Lenders (or by Administrative Agent at the written request of the Required Lenders) and, in the case of an amendment, by Borrower or Guarantor or, if required, a Permitted Affiliate, and acknowledged by Administrative Agent, and then any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such waiver, amendment or consent shall:

(a) increase the aggregate Commitment or increase the Commitment of any Lender without the written consent of such Lender;

(b) postpone or delay any date fixed by this Agreement or any other Loan Document for any payment of principal, interest, fees or other amounts due to the Lenders, or any of them, hereunder or under any other Loan Document without the written consent of each Lender directly affected thereby;

(c) reduce the rate of interest or any fees or other amounts payable in connection with the Loans or L/C Borrowings except as expressly provided in this Agreement without the written consent of each Lender directly affected thereby; provided, however, that only the consent of the Required Lenders shall be necessary (i) to amend the definition of "Default Rate" or to waive any obligation of Borrower to pay interest or Letter of Credit Fees at the Default Rate, or (ii) to amend any financial covenant hereunder (or any defined term used therein) even if the effect of such amendment would be to reduce the rate of interest on any Loan or L/C Borrowing or to reduce any fee payable hereunder;

(d) change the voting percentage of the Commitments or of the aggregate unpaid principal amount of the Loans that is required for the Lenders, or any of them, to take any action hereunder (*e.g.*, the provisions of this Section 11.1 or the definition of the term "Required Lenders"), without the written consent of each Lender;

(e) amend this or any provision requiring consent of all Lenders for action by the Lenders or Administrative Agent, without the written consent of each Lender;

(f) amend Section 11.7 without the written consent of each Lender; or

(g) discharge Borrower, Guarantor or any Permitted Affiliate, or release all or substantially all of the collateral securing the Obligations, if any, without the written consent of each Lender, except as otherwise may be provided in the Loan Documents (including Section 10.15 hereof, which permits the release of a Permitted Affiliate without the consent of the Lenders under the terms and conditions set forth therein), or except where only the consent of the Required Lenders is expressly required by any Loan Document;

and, provided further, that (i) no amendment, waiver or consent shall, unless in writing and signed by the L/C Issuer in addition to the Lenders required above, affect the rights or duties of the L/C Issuer under this Agreement or any Letter of Credit Application relating to any Letter of Credit issued or to be issued by it; (ii) no amendment, waiver or consent shall, unless in writing and signed by the Swing Line Lender in addition to the Lenders required above, affect the rights or duties of the Swing Line Lender under this Agreement; (iii) no amendment, waiver or consent shall, unless in writing and signed by Administrative Agent in addition to the Lenders required above, affect the rights or duties of Administrative Agent under this Agreement or any other Loan Document; and (iv) the Fee Letter may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Commitment of such Lender may not be increased or extended without the consent of such Lender.

11.2   Notices.

(a)   General. Unless otherwise expressly provided herein, all notices and other communications provided for hereunder shall be in writing (including by facsimile transmission). All such written notices shall be mailed certified or registered mail, faxed or delivered to the applicable address, facsimile number or (subject to clause (c) below) electronic mail address, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i)   if to Borrower, Administrative Agent, the L/C Issuer or the Swing Line Lender, to the address, facsimile number, electronic mail address or telephone number specified for such Person on Schedule 1.2 or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to the other parties; and

(ii)   if to any other Lender, to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to Borrower, Administrative Agent, the L/C Issuer and the Swing Line Lender.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in clause (b) below, shall be effective as provided in such clause (b).

(b)   Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by Administrative Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Article 2 if such Lender has notified Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. Administrative Agent or Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

(c)   Effectiveness of Facsimile Documents and Signatures. Loan Documents may be transmitted and/or signed by facsimile. The effectiveness of any such documents and signatures shall, subject to applicable law, have the same force and effect as manually-signed originals and shall be binding on the party signing the same. Administrative Agent may also require that any such documents and signatures be confirmed by a manually-signed original thereof; provided, however, that the failure to request or deliver the same shall not limit the effectiveness of any facsimile document or signature.

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(d)   Reliance by Administrative Agent and Lenders. Administrative Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic confirmations of facsimile Notices of Borrowing under Section 2.4 hereof) purportedly given by or on behalf of Borrower by a Person identifying himself or herself as a Responsible Officer, even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. Borrower shall indemnify each Agent-Related Person and each Lender from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of Borrower by a Person identifying himself or herself as a Responsible Officer. All telephonic notices to and other communications with Administrative Agent may be recorded by Administrative Agent, and each of the parties hereto hereby consents to such recording.

11.3   Attorneys' Fees. If any lawsuit, reference or arbitration is commenced which arises out of, or which relates to this Agreement, the other Loan Documents or the Obligations, including any alleged tort action, regardless of which party commences the action, the prevailing party shall be entitled to recover from each other party such sums as the court, referee or arbitrator may adjudge to be reasonable attorneys' fees in the action or proceeding, in addition to costs and expenses otherwise allowed by law. Any such attorneys' fees incurred by either party in enforcing a judgment in its favor under this Agreement shall be recoverable separately from and in addition to any other amount included in such judgment, and such attorneys' fees obligation is intended to be severable from the other provisions of this Agreement and to survive and not be merged into any such judgment. In all other situations, including any bankruptcy or other voluntary or involuntary proceeding, in or out of court, for the adjustment of debtor-creditor relationships, Borrower agrees to pay all of Administrative Agent's costs and expenses, including attorneys' fees, which may be incurred in any effort to collect or enforce the Obligations, or any part of them, or any term of any Loan Document. Attorneys' fees shall include the allocated costs for services of in-house counsel.

11.4   Indemnity. Borrower shall indemnify, defend and hold all Agent-Related Persons, each Lender and each of their respective Affiliates, officers, directors, employees, counsel, agents and attorneys-in-fact (each, an "Indemnified Person") harmless from and against any and all liabilities, obligations, losses, damages, actions, judgments, costs, penalties, claims, demands, judgments, suits, disbursements and expenses (including legal fees) ("Claims") which may be incurred by or asserted against any such Indemnified Person arising out of or relating to the Loans or the Loan Documents or any document or transaction or action taken or not by any such Person in connection with any of the foregoing, including any investigation, arbitration, litigation, Insolvency Proceeding or other proceeding whether or not any Indemnified Person is a party thereto and any claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory (including any investigation of, preparation for, or defense of any pending or threatened claim, investigation, litigation or proceeding) (all the foregoing, collectively, the "Indemnified Liabilities"); provided, that Borrower shall have no obligation hereunder to any Indemnified Person with respect to Claims that are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted that result from the gross negligence or willful misconduct of such Indemnified Person. No Indemnified Person shall be liable for any damages arising from the use by others of any information or other materials obtained through IntraLinks or other similar information

76

transmission systems in connection with this Agreement, other than such damages caused directly by the gross negligence or willful misconduct of such Indemnified Person, as determined by a court of competent jurisdiction by final and nonappealable judgment, nor shall any Indemnified Person have any liability for any indirect or consequential damages relating to this Agreement or any other Loan Document or arising out of its activities in connection herewith or therewith (whether before or after the Closing Date). All amounts due under this Section 11.4 shall be payable within ten Business Days after demand therefor. The agreements in this Section shall survive the resignation of Administrative Agent, the replacement of any Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all the other Obligations.

11.5   Assignments and Participations.

(a)   Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans (including for purposes of this clause (a), participations in L/C Obligations and in Swing Loans) at the time owing to it; provided that (i) except in the case of an assignment of the entire remaining amount of the assigning Lender's Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to Administrative Agent or, if "Trade Date" is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $5,000,000 unless each of Administrative Agent and, so long as no Event of Default has occurred and is continuing, Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed); (ii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loans or the Commitment assigned, except that this clause (ii) shall not apply to rights in respect of Swing Loans; (iii) any assignment of a Commitment must be approved by Administrative Agent, the L/C Issuer and the Swing Line Lender (which consent will not be unreasonably withheld or delayed) unless the Person that is the proposed assignee is itself a Lender (whether or not the proposed assignee would otherwise qualify as an Eligible Assignee); and (iv) the parties to each assignment shall execute and deliver to Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500. Subject to acceptance and recording thereof by Administrative Agent pursuant to clause (b) of this Section, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.1, 3.3, 3.4, 11.3 and 11.4 with respect to facts and circumstances occurring prior to the effective date of such assignment). Upon request, Borrower (at its expense) shall execute and deliver a Note to the assignee Lender and, in such event, the assigning Lender shall return the original Note for cancellation and, if the assignment is for a portion of the assigning Lender's Commitment, replacement by a new Note issued by Borrower and evidencing the assigning Lender's reduced Commitment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with clause (c) of this Section. Notwithstanding the foregoing, assignment of the obligations of the L/C Issuer after the resignation of BankAmerica as L/C Issuer, or any other successor thereafter acting as L/C Issuer, shall be governed by Section 11.5(e) hereof.

(b)   Administrative Agent, acting solely for this purpose as an agent of Borrower, shall maintain at Administrative Agent's Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans and L/C Obligations owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, and Borrower, Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by Borrower at any reasonable time and from time to time upon reasonable prior notice. In addition, at any time that a request for a consent for a material or other substantive change to the Loan Documents is pending, any Lender wishing to consult with other Lenders in connection therewith may request and receive from Administrative Agent a copy of the Register.

(c)   Any Lender may at any time, without the consent of, or notice to, Borrower or Administrative Agent, sell participations to any Person (other than a natural person or Borrower or any of Borrower's Affiliates or subsidiaries) (each, a "Participant") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans (including such Lender's participations in L/C Obligations and/or Swing Loans) owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) Borrower, Guarantor, each Permitted Affiliate, Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in clauses (a) - (f) of Section 11.1 that directly affects such Participant. Subject to clause (d) of this Section, Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.1, 3.3, 3.4, 11.3 and 11.4 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to clause (a) of this Section.

(d)   A Participant shall not be entitled to receive any greater payment under Section 3.1 or 3.3 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant.

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(e)   Notwithstanding anything to the contrary contained herein, if at any time BankAmerica assigns all of its Commitment and Loans pursuant to clause (a) above, BankAmerica may, (i) upon 30 days' notice to Borrower and the Lenders, resign as L/C Issuer and/or (ii) upon 30 days' notice to Borrower, resign as Swing Line Lender. In the event of any such resignation as L/C Issuer or Swing Line Lender, Borrower shall be entitled to appoint from among the Lenders a successor L/C Issuer or Swing Line Lender hereunder and, if such designated appointee agrees to act as successor L/C Issuer or Swing Line Lender hereunder, Lenders hereby agree to accept such appointment; provided, however, that no failure by Borrower to appoint any such successor shall affect the resignation of BankAmerica as L/C Issuer or Swing Line Lender, as the case may be. In addition, if BankAmerica fails to issue a Letter of Credit under Section 2.1.2(b) hereof because the issuance of such Letter of Credit would violate any of its policies, BankAmerica will, upon the request of Borrower, resign as L/C Issuer hereunder and Borrower shall be entitled to appoint from among the Lenders a successor L/C Issuer hereunder and, if such designated appointee agrees to act as successor L/C Issuer hereunder, Lenders hereby agree to accept such appointment; provided, however, that no failure by Borrower to appoint any such successor shall affect the resignation of BankAmerica as L/C Issuer. If BankAmerica resigns as L/C Issuer, it shall retain all the rights and obligations of the L/C Issuer hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as L/C Issuer and all L/C Obligations with respect thereto (including the right to require the Lenders to make Reference Rate Loans or fund risk participations in Unreimbursed Amounts pursuant to Section 2.4.1. If BankAmerica resigns as Swing Line Lender, it shall retain all the rights of the Swing Line Lender provided for hereunder with respect to Swing Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Lenders to make Reference Rate Loans or fund risk participations in outstanding Swing Loans pursuant to Section 2.2.5). Upon the appointment of any successor L/C Issuer or successor Swing Line Lender hereunder, the procedure for such successor to resign as L/C Issuer or Swing Line Lender hereunder shall be the same procedure as is set forth for BankAmerica under this Section 11.5(e).

11.5.1 Pledge to Federal Reserve Lender. Notwithstanding any other provision, a Lender may pledge its interest in the Loans in favor of any Federal Reserve Lender in accordance with Federal law.

11.5.2 Notice of Final Assignment by Administrative Agent. If Administrative Agent assigns or sells all of its remaining interest in the Loans, Administrative Agent shall give each other Lender written notice of such assignment or sale at the time of the closing of such assignment or sale.

11.5.3 Syndication by the Arranger; Dissemination of Information. Subject to the provisions and limitations of this Section 11.5, the Arranger may at any time syndicate the Loans or sell to one or more Persons participating interests in the Loans and/or any interest of any Lender under any of the Loan Documents, and may provide financial information about Borrower, Guarantor, each Permitted Affiliate and each subsidiary or Affiliate of Borrower or Guarantor to actual or potential participants or assignees, without notice to or the consent of Borrower or Guarantor or such Permitted Affiliate, subsidiary or Affiliate. These rights may include the following without limitation: subsequent to the Closing Date, the Arranger may arrange a syndicate of financial institutions (including Administrative Agent and the Lenders) which institutions shall be acceptable to Borrower (such acceptance not to be unreasonably withheld or delayed). Each Lender will be authorized to disseminate any information it obtains pertaining to this Agreement or the Loans, including any credit or other information relating to Borrower, Guarantor or any subsidiary or Affiliate of Borrower or Guarantor, to any assignee or participant or prospective assignee or prospective participant, to any of Lenders' Affiliates, any regulatory body having jurisdiction over any Lender and to any other Persons as may be necessary or appropriate in any Lender's reasonable judgment. Borrower agrees to actively assist the Arranger in syndication of the Loans. To assist the Arranger in its syndication efforts, Borrower shall, at the request of the Arranger: (1) provide and cause its advisors to provide the Arranger and any Lender that becomes a party to this Agreement as a successor in interest to a Lender, upon request, with all information reasonably deemed necessary by the Arranger to syndicate the Loans; (2) assist the Arranger upon its reasonable request in the preparation of an offering memorandum to be used in connection with the syndication of the Loans and; (3) otherwise assist the Arranger in its syndication efforts, including making available from time to time officers and advisors of Borrower and its Affiliates and subsidiaries to attend and make presentations regarding the business and prospects of Borrower, Guarantor and their respective subsidiaries and Affiliates, as appropriate, at a meeting or meetings of prospective lenders.

           11.6   Confidentiality. Notwithstanding any contrary provision of this Agreement, each Lender agrees to exercise due care to maintain the confidentiality of information provided by Borrower and identified by it as "confidential" in connection with the Loans except (a) to the extent such information was or becomes generally available to the public (other than by disclosure by the Lender in violation of this provision), or becomes available on a non-confidential basis from a source other than Borrower (if such source is not bound by a confidentiality agreement with Borrower known to the Lender); and (b) any Lender may disclose such information at the request of or pursuant to any requirement of any Governmental Authority to which the Lender is subject or in connection with an examination of such Lender by any such authority (including any self-regulatory authority, such as the National Association of Insurance Commissioners); or pursuant to subpoena or other court process or when otherwise required by law or regulation; or to the extent reasonably required in connection with any litigation, arbitration or other proceeding to which Administrative Agent, any Lender or their respective Affiliates may be party; or to the extent reasonably required in connection with the exercise of any remedy under any Loan Document or the enforcement of rights thereunder; or to such Lender's auditors, counsel and other professional advisors; or to any Participant or Assignee, actual or potential, provided that such Person agrees in writing to keep such information confidential to the same extent required of the Lenders hereunder; to such Lender's Affiliates and to its and its Affiliates' respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such information and instructed to keep such information confidential); or to any other party hereto.

           11.7   Heirs, Successors and Assigns. The terms of this Agreement shall bind and benefit the heirs, legal representatives, successors and assigns of the parties; provided, however, that Borrower may not assign this Agreement without the prior written consent of Administrative Agent, given only with the consent of all of the Lenders in each instance. Each Lender shall have the right to transfer its Commitment and its outstanding Loans to any other Person on the terms and subject to the conditions set forth in Section 11.5. Without the consent

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of or notice to Borrower, Administrative Agent and Lenders may disclose to any prospective purchaser of any securities issued by Administrative Agent or Lenders, and to any prospective or actual purchaser of any interest in any Loan or any other loans made by Lenders to Borrower (in the case of a prospective purchase of an interest in the Loans or any other loan, upon Lender's receiving its standard confidentiality letter from the prospective purchaser of the interest in the Loan or any other loan), any financial or other information relating to Borrower, Guarantor, the Loans or the Unencumbered Asset Pool Property.

11.8   No Third Parties Benefited. This Agreement is made and entered into for the sole protection and benefit of the parties signing this Agreement and their successors and assigns. No trust is created by this Agreement and no other persons or entities shall have any right of action under this Agreement or any right to the Loan funds.

11.9   Payments Set Aside. To the extent that any payments or transfers of any assets to Administrative Agent in respect of the credit facility extended by this Agreement or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, receiver or any other party in connection with any insolvency proceeding, or otherwise, then: (i) any and all obligations owed to Administrative Agent and any and all remedies available to Administrative Agent under the terms of the Loan Documents or in law or equity against Borrower shall be automatically revived and reinstated to the extent (and only to the extent) of any recovery permitted under clause (ii) below; and (ii) Administrative Agent shall be entitled to recover (and shall be entitled to file a proof of claim to obtain such recovery in any applicable bankruptcy, insolvency, receivership or fraudulent conveyance or fraudulent transfer proceeding) either: (x) the amount of the payments or the value of the transfer or (y) if the transfer has been undone and the assets returned in whole or in part, the value of the consideration paid to or received by Borrower for the initial asset transfer, plus in each case any deferred interest from the date of the disgorgement to the date of distribution to Administrative Agent in any bankruptcy, insolvency, receivership or fraudulent conveyance or fraudulent transfer proceeding, and any costs and expenses due and owing, including, without limitation, any reasonable attorneys' fees incurred by Administrative Agent in connection with the exercise of its rights under this Section 11.9. Each Lender severally agrees to pay to Administrative Agent upon demand its applicable share of any amount so recovered from or repaid by Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect.

11.10   Interpretation. The language of this Agreement shall be construed as a whole according to its fair meaning, and not strictly for or against any party.

11.11   Miscellaneous. The invalidity or unenforceability of any one or more provisions of this Agreement shall in no way affect any other provision. If Borrower consists of more than one Person, each shall be jointly and severally liable for the faithful performance of this Agreement and the other Loan Documents. Time is of the essence in the performance of this Agreement and the other Loan Documents.

11.12   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall, for all purposes, be deemed an original and all of which counterparts, taken together, shall constitute one and the same instrument.

11.13   Integration and Relation to Loan Commitment. The Loan Documents fully state all of the terms and conditions of the parties' agreement regarding the matters mentioned in or incidental to this Agreement. The Loan Documents supersede all oral negotiations and prior writings concerning the subject matter of the Loan Documents, including any loan commitment issued to Borrower. Each Loan Document was drafted with the joint participation of the respective parties thereto and shall be construed neither against nor in favor of any party, but rather in accordance with the fair meaning thereof.

11.14   Actions. Administrative Agent shall have the right, but not the obligation, to commence, appear in, and defend any action or proceeding which might affect its rights, duties or liabilities relating to the Loan, the Unencumbered Asset Pool Property, or any of the Loan Documents. Borrower shall pay promptly on demand all of Administrative Agent's reasonable out-of-pocket costs, expenses, and legal fees and expenses of Administrative Agent's counsel incurred in those actions or proceedings.

11.15   Relationships with Other Customers. From time to time, Administrative Agent or any Lender may have business relationships with Borrower's customers, suppliers, contractors, tenants, partners, shareholders, officers or directors, with businesses offering products or services similar to those of Borrower, or with persons seeking to invest in, borrow from or lend to Borrower. Borrower agrees that in no event shall Administrative Agent or any Lender be obligated to disclose to Borrower any information concerning any other customer thereof. Borrower further agrees that any Lender may extend credit to those parties and may take any action it may deem necessary to collect any such credit, regardless of any effect the extension or collection of such credit may have on Borrower's financial condition or operations.

11.16   No Waiver; Cumulative Remedies. No failure by any party hereto to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

11.17   Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by Administrative Agent and each Lender, regardless of any investigation made by Administrative Agent or any Lender or on their behalf and notwithstanding that Administrative Agent or any Lender may have had notice or knowledge of any Default at the time of any credit extension, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied or any Letter of Credit shall remain outstanding.

11.18   Severability. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11.19 <u>USA PATRIOT Act Notice</u>. Each Lender and Administrative Agent (for itself and not on behalf of any Lender) hereby notifies Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "<u>Act</u>"), it is required to obtain, verify and record information that identifies Borrower, which information includes the name and address of Borrower and other information that will allow such Lender or Administrative Agent, as applicable, to identify Borrower in accordance with the Act.

11.20 <u>Time of the Essence</u>. Time is of the essence of the Loan Documents.

11.21 <u>Amendment and Restatement</u>. This Agreement amends and restates the Existing Agreement in full.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Borrower and the other parties hereto have executed this Agreement as of the date first above written.

ESSEX PORTFOLIO, L.P.,
a California limited partnership

By: **ESSEX PROPERTY TRUST, INC.,**
a Maryland corporation, its General Partner

By: [signature]
Name: Jordan E. Ritter
Title: SVP

925 East Meadow Drive
Palo Alto, CA 94303
Attn: Toby Lieberman (facsimile: (650) 565-9855)
Michael J. Schall (facsimile: (650) 858-0139)
Jordan E. Ritter (facsimile: (650) 858-1372)



BANK OF AMERICA, N.A.,
as Administrative Agent and as a Lender

By: [signature]
Name: FRANK H. STUMPF
Title: PRINCIPAL

600 Montgomery Street, 22nd Floor
San Francisco, CA 94111
Attn.: Frank Stumpf (facsimile: (415) 913-3445)

S-2

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UNION BANK OF CALIFORNIA, N.A.,
as Co-Syndication Agent and as a Lender

By: _____
Name: _Edward C. Thompson_
Title: _Loan Officer_

BANK ONE, NA,
as Co-Syndication Agent and as a Lender

By: _Todd Blanding_
Name: _Todd Blanding_
Title: _Associate Director_

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KEYBANK NATIONAL ASSOCIATION,
as Managing Agent and as a Lender

By: ______________________
Name: Cheryl F. Van Klompenberg
Title: Vice President

PNC BANK, NATIONAL ASSOCIATION,
as Managing Agent and as a Lender

By: [signature]
Name: James A. Colella
Title: Senior Vice President

COMERICA BANK, as a Lender

By: *Casey L. Ostrander*
Name: CASEY L. OSTRANDER
Title: VICE PRESIDENT

CHEVY CHASE BANK, F.S.B., as a Lender



By:_____
Name:_____
Title:_____

EUROHYPO AG, NEW YORK BRANCH, as a Lender

By:
Name: **Brett R. Kaplan**
Title: **Director**

By:
Name: **Andrew Cherrick**
Title: **Vice President**

CONSENT OF GUARANTOR

Essex Property Trust, Inc., a Maryland corporation, consents to the foregoing Third Amended and Restated Revolving Credit Agreement, makes the representations set forth in Article 7 that apply to Guarantor and agrees to be bound by the covenants of Articles 6 and 11 that apply to Guarantor and reaffirms its obligations under the Second Amended and Restated Payment Guaranty, dated the date of this Agreement.

Dated as of April 30, 2004

ESSEX PROPERTY TRUST, INC.,
a Maryland corporation, as Guarantor

By: [signature]
Name: Jordan E. Ritter
Title: SVP
925 East Meadow Drive
Palo Alto, CA 94303
Attn.: Michael Schall and Jordan E. Ritter

CONSENT OF PERMITTED AFFILIATES

Each of the undersigned, as "Permitted Affiliates" under the foregoing Credit Agreement, consents to the foregoing Third Amended and Restated Revolving Credit Agreement, makes the representations set forth in Article 7 that apply to such Permitted Affiliate, and agrees to be bound by the covenants of Articles 4, 6 and 11 that apply to such Permitted Affiliate and reaffirms its obligations under its Amended and Restated Payment Guaranty, dated the date of this Agreement.

Dated as of April 30, 2004

PERMITTED AFFILIATES:

JMS ACQUISITION LLC, a Delaware limited liability company

ESSEX PORTFOLIO, L.P., a California limited partnership, its sole member and manager

By: Essex Property Trust, Inc., A Maryland corporation, its General Partner

By: [signature]
Name: Jordan E. Ritter
Title: SVP

JAYSAC, LTD, Texas limited partnership

By: JAYSAC GP CORP., Delaware corporation, its General Partner

By: [signature]
Name: Jordan E. Ritter
Title: SVP

JAYSAC GP CORP., a Delaware corporation

By: [signature]
Name: Jordan E. Ritter
Title: SVP

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CUSIP Number [______]

THIRD AMENDED AND RESTATED

REVOLVING CREDIT AGREEMENT

dated as of April 30, 2004

among

ESSEX PORTFOLIO, L.P.,
a California limited partnership,

THE LENDERS LISTED HEREIN,

BANK OF AMERICA, N.A.,
as Administrative Agent,

UNION BANK OF CALIFORNIA, N.A.,
as Co-Syndication Agent,

BANK ONE, NA,
as Co-Syndication Agent,

KEYBANK NATIONAL ASSOCIATION,
as Managing Agent,

PNC BANK, NATIONAL ASSOCIATION,
as Managing Agent,

and

BANC OF AMERICA SECURITIES LLC,
as Sole Lead Arranger and Sole Book Manager

TABLE OF CONTENTS

SCHEDULE 1.1 LENDERS NAMES, ADDRESSES AND PRO RATA SHARES
SCHEDULE 1.2 ADMINISTRATIVE AGENT'S OFFICE; AGENT'S PAYMENT
OFFICE
SCHEDULE 1.3 EXISTING LETTERS OF CREDIT
SCHEDULE 1.4 PERMITTED AFFILIATES

EXHIBIT A   UNENCUMBERED ASSET POOL
EXHIBIT B   FORM OF NOTICE OF BORROWING OR
CONVERSION/CONTINUATION
EXHIBIT C   FORM OF LETTER OF CREDIT APPLICATION
EXHIBIT D-1   SUPPLEMENTAL SIGNATURE PAGE (EXISTING CO-LENDER)
EXHIBIT D-2   SUPPLEMENTAL SIGNATURE PAGE (NEW CO-LENDER)
EXHIBIT E   COMPLIANCE CERTIFICATE
EXHIBIT F   FORM OF ASSIGNMENT AND ASSUMPTION
EXHIBIT G-1   FORM OF PAYMENT GUARANTY (GUARANTOR)
EXHIBIT G-2   FORM OF PAYMENT GUARANTY (PERMITTED AFFILIATE)
EXHIBIT H-1   FORM OF NOTE
EXHIBIT H-2   FORM OF SWING LINE NOTE